Exhibit 99.2

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005

ESPÍRITO SANTO FINANCIAL GROUP SA

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

AUDITORS’ REPORT

To the
Shareholders of
Espírito Santo Financial Group S.A.

We have audited the accompanying consolidated financial statements of Espírito Santo Financial Group S.A. (“ESFG” or the “Company”) which comprise the consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income, cash flows and changes in equity for the year then ended and the respective explanatory notes, and we have read the related consolidated management report.

Responsibility of Management and Auditors

The Board of Directors of the Company is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU), and of the consolidated management report. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to check the consistency of the consolidated management report with them.

Basis of opinion

Our audit was performed in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Espírito Santo Financial Group S.A. as at December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with IFRS as adopted for use in the EU.

The consolidated management report is in accordance with the consolidated financial statements.

Luxembourg, May 5, 2006	KPMG Audit S.à r.l. Réviseurs d’Entreprises E. Dollé

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED INCOME STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

	Notes	31.12.2005	31.12.2004

		(in thousands of euros)
Interest and similar income	5	2 194 117	2 384 501
Interest expense and similar charges	5	1 390 254	1 520 324

Net interest income		803 863	864 177
Dividend income		52 927	31 380
Fee and commission income	6	497 010	453 558
Fee and commission expense	6	(65 410)	(57 075)
Net gains from financial assets and financial liabilities at fair value through profit or loss	7	6 773	69 296
Net gains from available-for-sale financial assets	8	134 623	94 373
Net gains from foreign exchange differences	9	96 871	11 357
Net gains from the sale of other financial assets		34 845	8 332
Insurance earned premiums net of reinsurance	10	925 062	1 245 242
Other operating income	11	130 814	123 368

Operating income		2 617 378	2 844 008

Staff costs	12	541 933	572 302
General and administrative expenses	14	378 857	372 943
Claims incurred net of reinsurance	15	851 328	754 559
Change on the technical reserves net of reinsurance	16	36 021	544 555
Insurance commissions	17	32 423	29 895
Depreciations and amortisation	28 and 30	97 268	122 530
Provisions net of reversals	38	68 938	74 748
Loans impairment net of reversals	24 and 25	206 719	219 970
Impairment on other financial assets net of reversals	23	23 942	7 964
Impairment on other assets net of reversals	33	(1 265)	359
Other operating expenses	11	39 536	19 303

Operating expenses		2 275 700	2 719 128

Gains on disposal of investments in subsidiaries and associates	1	1 453	83 044
Share of profit of associates	31	1 869	1 134

Profit before income tax		345 000	209 058

Income tax
Current tax	39	83 488	49 191
Deferred tax	39	(8 585)	4 412

		74 903	53 603

Profit for the year		270 097	155 455

Attributable to equity holders of the company		71 829	6 850
Attributable to minority interest		198 268	148 605

		270 097	155 455

Earnings per share of profit attributable to the equity holders of the company:
Basic (in Euro)	18	1,37	0,14
Diluted (in Euro)	18	1,36	0,14

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005 AND 2004

	Notes	31.12.2005	31.12.2004

		(in thousands of euros)
Assets
Cash and deposits at central banks	19	1 013 940	1 009 276
Deposits with banks	20	770 234	821 389
Financial assets held for trading	21	2 995 273	2 354 477
Financial assets at fair value through profit or loss	22	3 722 108	—
Available-for-sale financial assets	23	6 684 288	6 774 380
Loans and advances to banks	24	5 386 104	4 750 697
Loans and advances to customers	25	32 525 283	28 926 450
Held to maturity investments	26	659 559	494 126
Hedging derivatives	27	124 260	249 200
Property and equipment	28	617 855	433 843
Investment property	29	166 738	139 527
Intangible assets	30	180 531	83 750
Investments in associates	31	21 158	36 865
Technical reserves of reinsurance ceded	32	58 592	52 604
Current income tax assets		55 694	6 189
Deferred income tax assets	39	94 820	132 933
Other assets	33	1 664 486	1 570 487

Total assets		56 740 923	47 836 193

Liabilities
Deposits from central banks		654 316	498 953
Financial liabilities held for trading	21	1 244 283	629 267
Deposits from banks	34	6 650 939	5 869 387
Due to customers	35	19 577 295	19 167 889
Debt securities issued	36	14 948 814	10 381 443
Hedging derivatives	27	111 098	240 100
Investment contracts	37	1 916 165	—
Provisions	38	165 684	100 949
Technical reserves of direct insurance	32	4 777 557	6 028 387
Current income tax liabilities		99 955	20 814
Deferred income tax liabilities	39	56 875	4 161
Subordinated debt	40	2 658 720	2 109 383
Other liabilities	41	1 171 279	668 654

Total liabilities		54 032 980	45 719 387

Equity
Share capital	42	567 242	479 085
Share premium	42	240 896	170 526
Other equity instruments	42	118 359	—
Fair value reserve	42	147 941	26 261
Other reserves and retained earnings	42	(667 298)	(657 447)
Profit for the year		71 829	6 850

Total equity attributable to equity holders of the company		478 969	25 275
Minority interest	43	2 228 974	2 091 531

Total equity		2 707 943	2 116 806

Total equity and liabilities		56 740 923	47 836 193

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY FOR THE YEARS ENDED 31 DECECEMBER 2005 AND 2004

	Share capital	Share premium	Other equity instruments	Fair value reserve	Other reserves and retained earnings	Profit for the year attributable to equity holders of the Company	Total equity attributable to equity holders of the Company	Minority interest	Total equity

(in thousands of euros)
Balance as at 1 January 2004 IFRS (excluding IAS 32, IAS 39 and IFRS 4)	479 085	170 526	—	18 894	(692 447)	35 859	11 917	1 998 981	2 010 898
Transfer to reserves	—	—	—	—	31 068	(31 068)	—	—	—
Dividends on ordinary shares(a)	—	—	—	—	—	(4 791)	(4 791)	—	(4 791)
Changes in fair value, net of taxes	—	—	—	7 367	—	—	7 367	4 321	11 688
Regulation nr. 4/2002 (see Note 2.6)	—	—	—	—	9 082	—	9 082	17 954	27 036
Exchange differences	—	—	—	—	(5 822)	—	(5 822)	(9 201)	(15 023)
Effect of share based incentive scheme (SIBA) (see Note 2.17)	—	—	—	—	672	—	672	1 608	2 280
Other changes in minority interest (see Note 43)	—	—	—	—	—	—	—	(70 737)	(70 737)
Profit for the year	—	—	—	—	—	6 850	6 850	148 605	155 455

Balance as at 31 December 2004 IFRS (excluding IAS 32, IAS 39 and IFRS 4)	479 085	170 526	—	26 261	(657 447)	6 850	25 275	2 091 531	2 116 806
Effect of adoption of IAS 32, IAS 39 and IFRS 4 (see Note 42)	—	—	3 188	7 857	(12 023)	—	(978)	(279 293)	(280 271)

Balance as at 1 January 2005 IFRS	479 085	170 526	3 188	34 118	(669 470)	6 850	24 297	1 812 238	1 836 535
Transfer to reserves	—	—	—	—	758	(758)	—	—	—
Capital increase (see Note 42)	88 157	79 340	—	—	—	—	167 497	—	167 497
Issue of warrants (see Note 36)	—	—	118 570	—	—	—	118 570	—	118 570
Costs with capital increase and issue of warrants	—	(8 970)	(3 399)	—	—	—	(12 369)	—	(12 369)
Dividends on ordinary shares(a)	—	—	—	—	(3 490)	(6 092)	(9 582)	—	(9 582)
Dividends on preference shares	—	—	—	—	(11 302)	—	(11 302)	(22 178)	(33 480)
Changes in fair value, net of taxes	—	—	—	113 823	—	—	113 823	205 413	319 236
Exchange differences	—	—	—	—	14 272	—	14 272	20 532	34 804
Effect of share based incentive scheme (SIBA) (see Note 2.17)	—	—	—	—	1 934	—	1 934	3 966	5 900
Other changes in minority interest (see Note 43)	—	—	—	—	—	—	—	10 735	10 735
Profit for the year	—	—	—	—	—	71 829	71 829	198 268	270 097

Balance as at 31 December 2005	567 242	240 896	118 359	147 941	(667 298)	71 829	478 969	2 228 974	2 707 943

(a)	Corresponds to a dividend per share of euro 0,10 and euro 0,20 as at 31 December 2005 and 2004, respectively, distributed to the shares outstanding.

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED CASH FLOWS STATEMENT FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

	Notes	31.12.2005	31.12.2004

(in thousands of euros)
Cash flows from operating activities
Interest and similar income received		2 102 182	2 235 970
Interest expense and similar charges paid		(1 401 906)	(1 524 727)
Insurance premiums		936 215	1 256 395
Claims paid		(930 694)	(774 425)
Fees and commission received		595 969	568 749
Fees and commission paid		(97 833)	(86 970)
Recoveries on loans previously written off		20 187	25 561
Cash payments to employees and suppliers		(1 111 946)	(850 457)

Net cash from operating activities before changes in operating assets and liabilities		112 174	850 096
Deposits with central banks		(34 527)	(26 425)
Financial assets at fair value through profit or loss (including trading)		(1 530 273)	(1 172 493)
Loans and advances to banks		(639 755)	1 405 729
Deposits from banks		774 895	(262 298)
Loans and advances to customers		(3 802 654)	(2 330 814)
Due to customers		565 342	180 807
Hedging derivatives		(63 401)	30 877
Other operating assets and liabilities		1 104 063	(491 357)

Net cash from operating activities before income tax		(3 514 136)	(1 815 878)
Income taxes paid		(53 852)	(55 962)

Net cash from operating activities		(3 567 988)	(1 871 840)

Cash flows from investing activities
Purchase of subsidiaries and associated		(71 787)	(29 590)
Sale of subsidiaries and associated		34 279	106 873
Dividends received		52 927	31 380
Purchase of financial assets available for sale		(11 311 156)	(16 299 916)
Sale of financial assets available for sale		9 207 947	15 441 678
Held to maturity investments		(114 148)	(3 203)
Insurance investment contracts		664 090	—
Purchase of tangible and intangible assets		(170 180)	(101 253)
Sale of tangible and intangible assets		6 649	52 402

Net cash from investing activities		(1 701 379)	(801 629)

Cash flows from financing activities
Debt securities issued		6 465 840	3 218 160
Debt securities paid		(1 766 019)	(1 618 525)
Subordinated debt issued		263 497	1 100 000
Subordinated debt paid		(58 207)	(125 692)
Issue of warrants		115 171	—
Capital increase of subsidiaries attributable to minority interest		29 400	5 241
Capital increase		158 527	—
Dividend paid on ordinary shares		(73 915)	(68 695)
Dividend paid on preference shares		(33 480)	—

Net cash from financing activities		5 100 814	2 510 489

Effect of exchange rate changes on cash and cash equivalents		84 418	165 217

Net increase in cash and cash equivalents		(84 135)	2 237

Cash and cash equivalents at beginning of the year		1 084 364	1 082 127
Cash and cash equivalents at end of the year		1 003 361	1 084 364
Cash provided by business combinations		3 132	—

		(84 135)	2 237

Cash and cash equivalents includes:
Cash	19	233 127	262 975
Deposits with banks	20	770 234	821 389

Total		1 003 361	1 084 364

The accompanying Notes are an integral part of these consolidated financial statements.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 1 — ACTIVITY AND GROUP STRUCTURE

The Espírito Santo Financial Group S.A. (ESFG) is a limited liability company headquartered in Luxembourg, incorporated under Luxembourg law on 28 November 1984, and is the holding company of the banking and financial activities of the Espírito Santo Group located in Portugal, Europe and around the world. The main shareholder of ESFG, Espírito Santo International S.A., (ESI), is a limited liability company headquartered in Luxembourg, and is the holding company of the Espírito Santo Group interests. The non financial activities of ESI, including agriculture, hotels, real estate and other activities are managed by Espírito Santo Resources Ltd., a company headquartered in Bahamas.

Through its subsidiaries, the Group (ESFG and its subsidiaries) engages in a broad range of financial activities primarily through Banco Espírito Santo, SA and its insurance companies: Companhia de Seguros Tranquilidade, SA and Companhia de Seguros Tranquilidade-Vida, SA. Its operations abroad complement its Portuguese activities.

ESFG is listed on the Luxembourg, London, Lisbon and New York Stock Exchanges.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The following describes the main activity of each of the Group’s subsidiaries and associates as at 31 December 2005 and 2004:

Subsidiaries

			31.12.2004		31.12.2005

	Activity	Location	Voting interest	Economic Interest	Voting interest	Economic Interest

Advancecare – Gestão de Serviços de Saúde, SA	Managed care	Portugal	51.0%	30.9%	51.0%	31.0%
Banco Espírito Santo dos Açores, SA	Commercial banking	Azores Island	58.2%	19.1%	58.2%	19.1%
Banco Espírito Santo, SA (a)	Commercial banking	Portugal	49.2%	32.8%	49.1%	32.9%
BES Finance, Ltd.	Financing vehicle	Cayman Islands	100.0%	32.8%	100.0%	32.9%
BES Overseas, Ltd.	Financing vehicle	Cayman Islands	100.0%	32.8%	100.0%	32.9%
BES Securities do Brasil, SA	Brokerage house	Brazil	100.0%	26.2%	100.0%	26.3%
Banque Espírito Santo et de la Vénétie, SA	Commercial banking	France	82.0%	55.1%	82.0%	55.2%
BES Activos Financeiros, Ltda	Assets management	Brazil	100.0%	26.2%	80.0%	21.1%
Banco Espírito Santo Angola, SARL	Commercial banking	Angola	100.0%	32.8%	80.0%	26.3%
Banco Espírito Santo de Investimento, SA	Investment banking	Portugal	100.0%	32.8%	100.0%	32.9%
BES investimento do Brasil, SA	Investment banking	Brazil	80.0%	26.2%	80.0%	26.3%
Bank Espírito Santo International, Ltd.	Commercial banking	Cayman Islands	100.0%	32.8%	100.0%	32.9%
BESLeasing e Factoring – Instituição Financeira de Crédito, SA	Leasing and factoring	Portugal	90.0%	29.6%	90.0%	29.8%
Banco Espírito Santo North America Capital Corporation	Financing vehicle	USA	100.0%	32.8%	100.0%	32.9%
Banco Espírito Santo do Oriente, SA	Commercial banking	Macau	99.8%	32.7%	99.8%	32.8%
BESPAR, SGPS, SA	Holding company	Portugal	66.9%	66.9%	67.4%	67.4%
Banco Espírito Santo, SA	Commercial banking	Spain	100.0%	32.8%	100.0%	32.9%
Banco Electrónico de Serviço Total, SA	Internet banking	Portugal	66.0%	21.6%	66.0%	21.7%
Banco Internacional de Crédito, SA	Commercial banking	Portugal	100.0%	32.8%	—	—
BIC International Bank Ltd.	Commercial banking	Cayman Islands	100.0%	32.8%	100.0%	32.9%
BM Capital SA	Brokerage house	Spain	100.0%	32.8%	100.0%	32.9%
Carteira BJC, SA	Brokerage house	Spain	100.0%	32.8%	100.0%	32.9%
Compagnie Bancaire Espírito Santo, SA	Assets management	Switzerland	100.0%	100.0%	100.0%	100.0%
CÊNTIMO – sociedade de Serviços, Lda.	Custodian company	Portugal	100.0%	32.8%	100.0%	32.9%
CENTUM-Sociedade Gestora de Participações Sociais, SA	Holding company	Portugal	100.0%	100.0%	100.0%	100.0%
Capital Mais – Assessoria Financeira, SA	Advisory services	Portugal	100.0%	30.9%	100.0%	31.0%
COMINVEST – Sociedade de Gestão e Investimento Imobiliário SA (a)	Real-estate	Portugal	49.0%	22.7%	49.0%	22.8%
COSIM – Société Financière et Immobilière	Real-estate	France	99.7%	54.9%	99.7%	55.0%
CREDIFLASH – Sociedade Financeira para Acquisições a Crédito, SA	Consumer credit	Portugal	100.0%	32.5%	100.0%	32.6%
Espírito Santo Prestaçao de Serviços, ACE	Shared services	Portugal	100.0%	32.8%	100.0%	32.9%
Espírito Santo Belgique, SA	Representation office	Belgium	100.0%	100.0%	—	—
Espírito Santo Capital – Sociedade de Capital de Risco, SA	Venture capital	Portugal	99.7%	32.7%	100.0%	32.9%
Espírito Santo Cobranças, SA	Debt collection	Portugal	90.6%	29.4%	100.0%	32.9%
Espírito Santo Concessões, SGPS, SA (a)	Holding company	Portugal	20.0%	6.6%	20.0%	6.6%
Espírito Santo Contact Center, Gestão de Call Centers, SA	Call center services	Portugal	100.0%	39.0%	100.0%	38.6%
Espírito Santo Gestion, SA	Insurance broker	Spain	100.0%	31.8%	100.0%	31.0%
ES Interaction – Sistemas de Informação Interactiva, SA	Computer services	Portugal	100.0%	33.3%	100.0%	32.6%
Espírito Santo Investments PLC	Brokerage house	Irland	100.0%	32.8%	100.0%	32.9%
Espírito Santo Pensiones, SGFP, SA	Assets management – Pensions funds	Spain	100.0%	31.8%	100.0%	31.0%
Espírito Santo PLC	Non-bank finance company	Irland	100.0%	32.8%	100.0%	32.9%
Espírito Santo Representações Lda	Representation office	Brazil	100.0%	32.8%	100.0%	32.9%
ES Resarch – Estudos Financeiros e de Mercados, SA	Advisory services	Brazil	100.0%	32.8%	100.0%	32.9%
Espírito Santo Saúde SGPS, SA	Holding company	Portugal	41.0%	27.4%	51.0%	34.1%
Espírito Santo Equipamentos e Segurança, SA	Security equipment	Portugal	75.0%	61.2%	—	—
Espírito Santo Companhia de Seguros, SA	Insurance	Portugal	100.0%	53.2%	100.0%	52.0%
Espírito Santo Servicios, SA	Insurance	Spain	100.0%	32.8%	100.0%	32.9%
ES Tech Ventures, SA	Holding company	Portugal	100.0%	32.8%	100.0%	32.9%
ES VENTURE SA	Holding company	British Virgin Islands	100.0%	100.0%	—	—
Espírito Santo Activos Financeiros SGPS, SA	Holding company	Portugal	90.0%	30.9%	90.0%	31.0%
ESAF – International Distributors Associates, Ltd.	Distribution company	British Virgin Islands	100.0%	30.9%	100.0%	31.0%
Espírito Santo Participações Internacionais SGPS, SA	Holding company	Portugal (Madeira)	100.0%	30.9%	100.0%	31.0%
ESAF SA – Espírito Santo Activos Financeiros, SA	Advisory services	Spain	100.0%	31.8%	100.0%	32.0%
Espírito Santo Fundos de Investimentos Imobiliários, S.A.	Asset management – Real estate funds	Portugal	100.0%	30.9%	100.0%	31.0%
Espírito Santo Fundos de Investimento Mobiliários, S.A.	Asset management – Mutual funds	Portugal	100.0%	30.9%	100.0%	31.0%
Espírito Santo International Management, SA	Asset management – Mutual funds	Luxembourg	99.8%	30.8%	99.8%	30.9%
Espírito Santo Fundo de Pensões, SA	Asset management – Pensions funds	Portugal	100.0%	30.9%	100.0%	31.0%
Espírito Santo Bank	Commercial banking	USA	98.5%	32.3%	98.5%	32.4%
Espírito Santo Bank (Panama), SA	Commercial banking	Panama	66.7%	66.7%	66.7%	66.7%
Espírito Santo e Comercial de Lisboa Inc.	Representation office	USA	100.0%	32.8%	100.0%	32.9%
Espírito Santo Data SGPS, SA	Computer services	Portugal	76.1%	32.4%	76.1%	32.6%
Espírito Santo Financial (Portugal), SGPS, SA	Holding company	Portugal	100.0%	100.0%	100.0%	100.0%
Espírito Santo Financial Consultants, SA	Portfolio Management	Portugal	100.0%	32.8%	100.0%	32.9%
ESFG Overseas Ltd.	Financing vehicle	Cayman Islands	100.0%	100.0%	100.0%	100.0%
Espírito Santo Financière, SA	Holding company	Luxembourg	100.0%	100.0%	100.0%	100.0%
Esfil Properties, SA	Real-estate	Luxembourg	100.0%	100.0%	100.0%	100.0%
Espírito Santo Gestão de Instalações, Aprov. e Comunicações, SA	Technical services	Portugal	100.0%	32.8%	100.0%	32.9%
Espírito Santo Gestão de Patrimónios, SA	Portfolio Management	Portugal	100.0%	30.9%	100.0%	31.0%
Espírito Santo Innovation, SA	Computer services	Portugal	100.0%	32.4%	100.0%	32.6%
Espírito Santo Investimentos Lda	Investment banking	Brazil	100.0%	32.8%	100.0%	32.9%
Espírito Santo Overseas Ltd.	Financing vehicle	Cayman Islands	—	—	100.0%	32.9%
Espírito Santo do Oriente – Estudos Fin. e Mercado Capitais, Lda.	Consulting	Macau	90.0%	29.5%	90.0%	29.6%
ESSI Comunicações, SGPS, SA	Holding company	Portugal	100.0%	32.8%	100.0%	32.9%
ESSI Investimentos, SGPS, SA	Holding company	Portugal	100.0%	32.8%	100.0%	32.9%
Espírito Santo Investment SV, SA	Brokerage house	Spain	100.0%	32.8%	100.0%	32.9%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

			31.12.2004		31.12.2005

	Activity	Location	Voting interest	Economic Interest	Voting interest	Economic Interest

ESSI, SGPS, SA	Holding company	Portugal	100.0%	32.8%	100.0%	32.9%
ESUMÉDICA – Prestação de Cuidados Médicos, SA	Health care	Portugal	100.0%	53.6%	100.0%	53.9%
FIDUPRIVATE – Sociedade de Serviços, Cons. e Adm. Empresas, S.A.	Consulting	Portugal	99.8%	53.5%	99.8%	53.8%
GESPAR Sociedade Civil Limitada	Holding company	Brazil	100.0%	32.8%	100.0%	32.9%
JAMPUR – Trading International, Lda	Support services	Portugal	100.0%	32.8%	100.0%	32.9%
KUTAYA – Trading International, Lda	Support services	Madeira	100.0%	32.8%	100.0%	32.9%
LOCAUMAT – Locaumat, SA	Leasing	France	100.0%	55.1%	100.0%	55.2%
Lusogestion, SA	Asset management	Spain	100.0%	31.8%	—	—
Omnium Lyonnais de Participations Industrielles, SA	Investment company	France	99.9%	55.0%	99.9%	55.1%
PARTRAN SGPS, SA	Holding company	Portugal	66.7%	66.7%	66.7%	66.7%
Representaciones Espírito Santo, SA	Representation office	Uruguay	100.0%	32.3%	100.0%	32.4%
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	Real-estate	Portugal	99.9%	37.5%	99.9%	37.7%
SCI BOURDONNAIS 42 – Société Civile Immobilière	Real-estate	France	100.0%	100.0%	95.0%	95.0%
SCI Georges Mandel – Société Immobilière du 45 Av. Georges Mandel	Real-estate	France	100.0%	50.1%	100.0%	50.2%
SLMB – Société Lyonnaise de Marchands de Biens	Real-estate	France	99.8%	55.0%	99.9%	55.1%
SPAINVEST, SA	Holding company	Luxembourg	100.0%	32.8%	100.0%	32.9%
Tagide Properties	Real-estate	USA	100.0%	32.3%	100.0%	32.4%
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	Insurance	Portugal	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	Holding insurance company	Portugal	100.0%	60.5%	100.0%	60.8%
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, SA	Life insurance	Portugal	90.5%	60.5%	90.5%	60.8%
OBLOG Software, SA	Software development	Portugal	66.3%	21.5%	66.7%	21.7%
Parsuni – Sociedade Unipessoal, SGPS	Holding company	Portugal	100.0%	32.8%	100.0%	32.9%
Gómez-Alcaraz	Asset management	Spain	100.0%	32.8%	100.0%	32.9%
SES Iberia	Asset management	Spain	50.0%	16.4%	50.0%	16.5%
Fundo FCR PME / BES	Venture capital fund	Portugal	57.1%	18.7%	57.1%	18.8%
Fundo Espirito Santo IBERIA I	Venture capital fund	Portugal	41.5%	13.6%	50.0%	16.5%
Morumbi Capital Fund	Investment fund	Cayman Islands	100.0%	32.8%	100.0%	32.9%
ROPSOH – Unidades de Saude, SA	Medical services	Portugal	100.0%	32.8%	100.0%	32.9%
Cliria – Hospital Privado de Aveiro, SA	Medical services	Portugal	—	—	90.6%	30.9%
ES Saude – RSS	Medical services	Portugal	—	—	100.0%	34.1%
ES USATI	Medical services	Portugal	100.0%	32.8%	100.0%	32.9%
Hospital da Arrabica – Gaia, SA	Medical services	Portugal	—	—	100.0%	34.1%
Hospital da Luz, SA	Medical services	Portugal	—	—	75.0%	25.6%
Surgicare	Medical services	Portugal	—	—	92.5%	31.6%
Rml – Residencia Medicalizada de Loures, SGPS, SA	Medical services	Portugal	—	—	75.0%	25.6%

Associates
			31.12.2004		31.12.2005

	Activity	Location	Voting interest	Economic Interest	Voting interest	Economic Interest

EUROP ASSISTANCE – Companhia	Private assistance	Portugal	47.0%	22.1%	47.0%	22.2%
HME Gestão Hospitalar, SA (b)	Medical services	Portugal	50.0%	16.4%	50.0%	17.1%
Genomed	Medical services	Portugal	11.0%	3.6%	24.0%	8.2%
SAGEFI – Société Antillaise de Gestion Financière, SA	Consumer credit	France	38.8%	21.4%	38.8%	21.4%
ESEGUR – Empresa de Segurança, SA	Private security services	Portugal	34.0%	11.1%	44.0%	17.3%
LOCARENT – Companhia Portuguesa de Aluguer de Viaturas, SA	Consumer finance	Portugal	45.0%	14.7%	45.0%	14.8%
Sotancro, SA	Glass packaging	Portugal	55.0%	18.0%	49.0%	16.1%
Espírito Santo International Asset Management Ltd.	Advisory services	Cayman Islands	49.0%	15.1%	49.0%	15.2%
SGPICE Sociedade de Serviços de Gestão, SA	Management of internet portals	Portugal	33.3%	10.9%	33.3%	11.0%
BRB Internacional, SA	Entertainment	Spain	49.8%	16.3%	49.8%	16.4%
Apolo Films, SL (b)	Entertainment	Spain	50.1%	16.4%	50.1%	16.5%
Prosport – Com. Desportivas, SA (b)	Sporting goods trading	Spain	50.1%	16.4%	50.1%	16.5%
Fomentinvest, SGPS, SA	Holding company	Portugal	20.0%	6.6%	20.0%	6.6%
HLC – Centrais de Cogeração, SA	Services provider	Portugal	24.5%	8.0%	24.5%	8.1%
Lontinium, SA (Norema)	Real-estate/Finance	Spain	25.3%	8.3%	25.3%	8.3%
Carlua, SGPS, SA	Holding company	Portugal	18.3%	6.0%	18.3%	3.5%
Agua Mais	Food and beverage	Portugal	17.1%	5.6%	17.1%	3.3%
Concordia Espirito Santo Investment	Services provider	Polska	49.0%	16.1%	49.0%	16.1%
LOG ESCIC, SGPS, SA	Holding company	Portugal	18.8%	6.2%	18.8%	6.2%
Coporgest	Holding company	Portugal	20.0%	6.6%	20.0%	6.6%
Global Source – Serviços e Indústria, SGPS, SA	Holding company	Portugal	30.1%	9.9%	30.1%	7.9%
Cerâmica Apolo	Ceramic industry	Portugal	21.7%	7.1%	21.7%	4.2%
(a)	Although the Group’s voting interest is less than 50% these companies were fully consolidated, as the Group exercises control over them.
(b)	Although the Group has a voting interest of more than 50%, it does not control the activities of the company, exercising however significant influence.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Additionally and with accordance with SIC 12, the Group consolidation scope includes the following special purpose entities:

	Established	Acquired	Headquartered	Activity	Economic interest

Lusitano Global CDO No. 1 plc	2001	2001	Ireland	Securitisation vehicle	100%
Lusitano Finance No. 2 plc	2002	2002	Ireland	Securitisation vehicle	100%
ROCK LTD 2011	2001	2001	Gibraltar	Finance vehicle	100%
SEALS FINANCE S.A. 2018	2003	2003	Luxembourg	Finance vehicle	100%
ELAN LIMITED 2015	2003	2003	Jersey	Finance vehicle	100%
SB FINANCE LIMITED 2015	2003	2003	Cayman Islands	Finance vehicle	100%
RAMPER INVESTMENTS LTD 2010	2003	2003	Jersey	Finance vehicle	100%
ARLO II LIMITED 2013	2003	2003	Cayman Islands	Finance vehicle	99.6%
SEALS FINANCE S.A. 2017	2004	2004	Luxembourg	Finance vehicle	100%
EARLS 4 Limited Series 2011	2001	2001	Cayman Islands	Finance vehicle	100%
EIRLES THREE AAA 2014	2004	2004	Ireland	Finance vehicle	99.7%
SOLAR FUNDING Serie 23 2014	2005	2005	Cayman Islands	Finance vehicle	100%
VERDANT LIMITED 2013	2003	2003	Cayman Islands	Finance vehicle	100%
SOLAR FUNDING I 2019	2004	2004	Cayman Islands	Finance vehicle	100%
SEALS FINANCE S.A 2013	2003	2003	Luxembourg	Finance vehicle	100%
BTAR INVEST LTD 2016	2002	2002	Jersey	Finance vehicle	100%
ALPHA-SIRES LTD 2011	2001	2001	Cayman Islands	Finance vehicle	77.4%
SOLAR FUNDING Serie 24 2017	2005	2005	Cayman Islands	Finance vehicle	83.8%
ATAR INVESTMENT (Jersey) LTD.	2002	2002	Jersey	Finance vehicle	100%
SIRES – STAR LIMITED	2001	2001	Cayman Islands	Finance vehicle	81%
ROCK LTD. FLOAT 01-2008	2001	2001	Gibraltar	Finance vehicle	59.2%

The main changes in Group’s structure that occurred during 2005 are highlighted as follows:

•	During the first semester of 2005, Banco Espírito Santo (Spain) – BESSA acquired Banco Inversión, which was subsequently merged into BESSA;

•	During the first quarter of 2005, Espírito Santo Dealer – Sociedade Financeira de Corretagem, S.A. was merged into Banco Espírito Santo de Investimento, S.A.;

•
Banco Espírito Santo de Investimento, S.A. (BESI) set-up Concordia Espírito Santo Investment (CESI), holding 49% of its share capital. CESI results from a joint venture with Concordia Sp., and develops its activity in Poland in the areas of advisory in Project Finance, Mergers & Acquisitions, and other Corporate Finance related advisory services;

•	In accordance with the decision taken by the Board of Directors of BES on 19 September 2005, Banco Internacional de Crédito, S.A. was merged into Banco Espírito Santo, S.A. on 30 December 2005;

•
ES Tech Ventures SGPS, S.A. increased its share capital from euro 50 million to euro 65 million, and acquired (i) from BES its stake in BES Venétie (40%), (ii) from Spainvest its 10,39% stake in BESSA and (iii) from BES and BESI their stake in Jampur, which is, since then, fully owned by ES Tech Ventures SGPS, S.A.;

•
The investments of BES, ES Contact Center and ES Tech Ventures in ES Interaction were sold to ES Innovation which became the sole shareholder of the company. From then on, ES Interaction is fully consolidated by Espírito Santo Data, SGPS, S.A.;

•
Also in 2005, BES sold its stake in ES Capital to BESI. Furthermore, BESI acquired the stake of Gestres – Gestão Estratégica Espírito Santo, S.A. in ES Capital, becoming the sole shareholder of the company. Therefore, from then on ES Capital is fully consolidated by BESI;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

•	During the year, ESFG purchased 624,536 additional shares of BESPAR having increased its voting interest from 66.9% to 67.4%;

•
Tranquilidade Seguros acquired from the pension fund of BES Group, 10% of the share capital of ES SAÚDE increasing the voting interest of the group from 41% to 51%. Therefore, in 2005, ES SAÚDE is fully consolidated by the Group;

•
In December 2005, BESI and ES SAÚDE acquired 90% of the share capital of Hospor – Hospitais Portugueses, S.A., a company which provides medical services. This acquisition was carried out through a company named ROPSOH – Unidades de Saúde, S.A. 80% owned by BESI and 20% by ES SAÚDE. Therefore, as at 31 December 2005, this company is fully consolidated by the Group (see Note 48).

•	At the end of the year, ES Cobranças, S.A. changed its legal form to a shared services provider, and changed its denomination to ES Recuperação de Crédito, ACE.

For the years ended 31 December 2005 and 2004, gains on disposal of investments in subsidiaries and associates are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
CREDIBOM, Sociedade Financeira para Aquisições a Crédito, S.A.	—	24 753
PORTLINE, Transportes Marítimos Internacionais, S.A.	—	4 381
CLARITY Incentive Systems, Inc	—	20 102
ES CONCESSÕES, SGPS, S.A.	—	32 331
Other	1 453	1 477

	1 453	83 044

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

2.1.	Basis of preparation and statement of compliance

For all periods up to and including the year ended 31 December 2004, the Espírito Santo Financial Group, S.A. prepared its consolidated financial statements in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries.

In accordance with Regulation (EC) no. 1606/2002 of 19 July 2002 from the European Council and Parliament, Espírito Santo Financial Group, S.A. (“ESFG” or “the Company”) is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) from 2005. Therefore, from 1 January 2005 the consolidated financial statements of ESFG are prepared in accordance with IFRS as adopted for use in the European Union (“EU”).

IFRS comprise accounting standards issued by the International Accounting Standards Board (‘IASB’) and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body.

These consolidated financial statements for the year ended 31 December 2005 were prepared in accordance with the IFRS effective and adopted for use in the EU until 31 December 2005.

These consolidated financial statements are expressed in thousands of euros, except when indicated, and have been prepared under the historical cost convention, as modified by the revaluation of derivative contracts, financial assets and financial liabilities at fair value through profit or loss, available-for-sale financial assets, and recognised assets and liabilities that are hedged, in a fair value hedge, in respect of the risk that is hedged.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The preparation of financial statements in conformity with IFRS requires the application of judgment and the use of estimates and assumptions by management that affects the process of applying the Group’s accounting policies and the reported amounts of income, expenses, assets and liabilities. Actual results in the future may differ from those reported. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

These financial statements were approved in the Board of Directors meeting held on the 5 May 2006.

Transition to IFRS

In preparing these consolidated financial statements for the year ended 31 December 2005 and in determining the IFRS transition adjustments, the Group has elected to apply certain transition provisions within IFRS 1 – First-time Adoption of International Financial Reporting Standards, namely the exemptions on comparative financial information and on the retrospective application of IFRS.

The most significant of these provisions is the exemption from presenting comparative information in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 4 – Insurance Contracts. Therefore, comparative figures for 2004 include the financial instruments and the insurance contracts recognised and measured in accordance with the previous accounting policies of the Group which are described below. However, in order to allow comparability, the values of financial instruments and insurance contracts for the comparative period were reclassified to conform to the 2005 presentation.

Additionally, IFRS 1 grants certain exemptions from the retrospective application of IFRS. From the exemptions allowed, the Group has elected to adopt the following:

(i)	Business combinations

The Group has elected not to apply IFRS 3 – Business Combinations retrospectively. Therefore, business combinations that took place prior to 1 January 2004 are accounted for in accordance with the previous accounting policies of the Group.

As a result, goodwill from acquisitions prior to 1 January 2004 is offset against reserves, in accordance with the previous accounting policies of the Group.

(ii)	Property and equipment

As allowed by IFRS 1, the Group has elected to consider as deemed cost of individual items of property and equipment at the date of transition to IFRS (1 January 2004), their revalued amount as determined in accordance with the previous accounting policies of the Group, which is broadly similar to depreciated cost measured under IFRS adjusted to reflect changes in a specific price index.

As regards the insurance activity, the Group decided to consider as deemed cost of its buildings for own use the respective fair value at transition date.

(iii)	Cumulative translation differences

The Group has set the cumulative translation differences for all foreign operations to zero at 1 January 2004.

(iv)	Derecognition of financial assets

In accordance with the exemption granted by IFRS 1, the Group decided to apply the IAS 39 derecognition requirements to the transactions made from 1 January 2004, prospectively. Therefore, assets derecognised until that date, in accordance with the previous accounting policies of the Group, were not restated in the balance sheet.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Besides the exemptions referred to above, the Group has adopted retrospectively the remaining IFRS.

An explanation of how the transition to IFRS’s has affected the reported financial position and financial performance of the Group is provided in Note 50.

2.2.	Basis of consolidation

These consolidated financial statements comprise the financial statements of Espírito Santo Financial Group S.A and its subsidiaries (“the Group”), and the results attributable to the Group from its associated companies.

These accounting policies have been consistently applied by all Group companies.

Subsidiaries

Subsidiaries are entities over which the Group exercises control. Control is presumed to exist when the Group owns more than one half of the voting rights. Additionally, control also exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of the entity, so as to obtain benefits from its activities, even if its shareholding is less than 50%. Subsidiaries are fully consolidated from the date on which control is transferred to the Group until the date that control ceases.

Accumulated losses of a subsidiary attributable to minority interests, which exceed the equity of the subsidiary attributable to the minority interest, is attributed to the Group and is taken to the income statement when incurred. If the subsidiary subsequently reports profits, such profits are recognised by the Group until the losses attributable to the minority interest previously recognised have been recovered.

Associates

Associates are entities over which the Group has significant influence but not control. Generally when the Group owns more than 20% of the voting rights it is presumed that it has significant influence. However, even if the Group owns less than 20% of the voting rights, it can have significant influence through the participation in the policy-making processes of the associated entity or the representation in its executive board of directors. Investments in associates are accounted for by the equity method of accounting from the date on which significant influence is transferred to the Group until the date that significant influence ceases.

If the Group’s share of losses of an associate equals or exceeds its interest in the associate, including any long-term interest, the Group discontinues the application of the equity method of accounting, except when it has a legal or constructive obligation of covering those losses or has made payments on behalf of the associate.

Special purpose entities (“SPE”)

The Group consolidates certain special purpose entities (“SPE”), specifically created to accomplish a narrow and well defined objective, when the substance of the relationship with those entities indicates that they are controlled by the Group, independently of the percentage of the equity held.

The evaluation of the existence of control is made based on the criteria established by SIC 12 – Consolidation – Special Purpose Entities, which can be summarised as follows:

•	In substance, the activities of the SPE are being conducted in accordance with the specific needs of the Group’s business, so that the Group obtains the benefits from these activities;

•	In substance the Group has the decision-making powers to obtain the majority of the benefits from the activities of the SPE;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE, and therefore may be exposed to the inherent risks of its activities;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

•	In substance, the Group retains the majority of residual or ownership risks related to the SPE so as to obtain the benefits from its activities.

Goodwill

Goodwill resulting from business combinations that occurred until 1 January 2004 is offset against reserves.

From 1 January 2004, the purchase method of accounting is used by the Group to account for the acquisition of subsidiaries and associated companies. The cost of acquisition is measured as the fair value, determined at the acquisition date, of the assets and equity instruments given and liabilities incurred or assumed plus any costs directly attributable to the acquisition.

Goodwill represents the difference between the cost of acquisition and the fair value of the Group’s share of identifiable net assets acquired.

In accordance with IFRS 3 – Business Combinations, goodwill is recognised as an asset at its cost and is not amortised. Goodwill relating to the acquisition of associated companies is included in the book value of the investment in that associated company determined using the equity method. Negative goodwill is recognised directly in the income statement in the period the business combination occurs.

The recoverable amount of the goodwill recognised as an asset is reviewed annually, regardless of whether there is any indication of impairment. Impairment losses are recognised directly in the income statement.

Foreign currency translation

The financial statements of each of the Group entities are prepared using their functional currency which is defined as the currency of the primary economic environment in which that entity operates. The consolidated financial statements are prepared in euro, which is ESFG’s functional and presentation currency.

The financial statements of each of the Group entities that have a functional currency different from the euro are translated into euro as follows:

•	Assets and liabilities are translated into the functional currency using the exchange rate prevailing at the balance sheet date;

•	Income and expenses are translated into the functional currency at rates approximating the rates ruling at the dates of the transactions;

•	All resulting exchange differences are recognised in equity. When the entity is sold such exchange differences are recognised in the income statement as a part of the gain or loss on sale.

Balances and transactions eliminated in consolidation

Inter-company balances and transactions, including any unrealised gains and losses on transactions between group companies, are eliminated in preparing the consolidated financial statements, unless unrealised losses provide evidence of an impairment loss that should be recognised in the consolidated financial statements.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment loss.

2.3.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

translated to euro at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to euro at the foreign exchange rates ruling at the dates the fair value was determined.

2.4.	Derivative financial instruments and hedge accounting

From 1 January 2005

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into (trade date). Subsequent to initial recognition, the fair value of derivative financial instruments is re-measured on a regular basis and the resulting gains or losses on re- measurement are recognised directly in the income statement, except for derivatives designated as hedging instruments. The recognition of the resulting gains or losses of the derivatives designated as hedging instruments depends on the nature of the risk being hedged and of the hedge model used.

Fair values are obtained from quoted market prices, in active markets, if available or are determined using valuation techniques including discounted cash flow models and options pricing models, as appropriate.

Hedge accounting

•	Classification criteria

Hedge accounting is used for derivative financial instruments designated as a hedging instrument provided the following criteria are met:

(i)
At the inception of the hedge, the hedge relationship is identified and documented, including the identification of the hedge item and of the hedging instrument and the evaluation of the effectiveness of the hedge;

(ii)	The hedge is expected to be highly effective, both at the inception of the hedge and on an ongoing basis;

(iii)	The effectiveness of the hedge can be reliably measured, both at the inception of the hedge and on an ongoing basis;

(iv)	For cash flows hedges, the cash flows are highly probable of occurring.

•	Fair value hedge

In a fair value hedge, the book value of the hedged asset or liability, determined in accordance with the respective accounting policy, is adjusted to reflect the changes in its fair value that are attributable to risks being hedged. Changes in the fair value of the derivatives that are designated as hedging instruments are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the risk being hedged.

If the hedge no longer meets the criteria for hedge accounting, the derivative financial instrument is transferred to the trading portfolio and fair value hedge accounting is discontinued prospectively. The cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

•	Cash flow hedge

Where a derivative financial instrument is designated as a hedge of the variability in highly probable future cash flows, the effective portion of changes in the fair value of the hedging derivatives is recognised in

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

equity. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect the income statement. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in equity at that time is recognised in the income statement when the hedged transaction also affects the income statement. When a hedged transaction is no longer expected to occur, the cumulative gain or loss reported in equity is recognised immediately in the income statement and the hedging instrument is reclassified for the trading portfolio.

During the years covered by these financial statements the Group did not have any transactions classified as cash flow hedge.

Embedded derivatives

Derivatives that are embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Until 31 December 2004

Until 31 December 2004, the accounting for derivative financial instruments was dependent upon whether they were contracted for trading or hedging purposes.

Derivative financial instruments were classified as hedging instruments if they complied, cumulatively, with the following conditions:

•
the position to be hedged was clearly identified and exposed the Bank to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

•	were specifically classified as hedging in the Bank’s internal documentation;

•
changes in value in the derivative financial instrument were correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument was efficient, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until its maturity.

There were no specific requirements to demonstrate the effectiveness of the hedging relationship, neither retrospectively nor prospectively.

Derivate financial instruments that did not comply with the above-mentioned conditions were accounted for as trading positions.

Hedging derivatives were accounted for in off balance sheet accounts at their notional amounts until maturity dates and interests and premiums were recorded on an accrual basis. Results obtained from hedging contracts were accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Trading derivatives were marked to market with changes recognised in the profit and loss account.

If a derivative instrument classified as hedge was sold, settled before its maturity or transferred to the trading portfolio, the respective gain or loss was immediately recognised in the statement of income. If the hedged item was sold, or the hedge ceased to be effective, the corresponding derivative instrument was immediately reclassified as a trading instrument.

There were no specific requirements regarding embedded derivatives.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

2.5.	Loans and advances to customers

From 1 January 2005

Loans and advances to customers include loans and advances originated by the Group, which are not intended to be sold in the short term. Loans and advances to customers are recognised when cash is advanced to borrowers.

Loans and advances to customers are derecognised from the balance sheet when (i) the contractual rights to receive their cash flows have expired, (ii) the Group has transferred substantially all risks and rewards of ownership or (iii) although retaining some but not substantially all of the risks and rewards of ownership, the Group has transferred the control over the assets.

Loans and advances to customers are initially recorded at fair value plus transaction costs and are subsequently measured at amortised cost, using the effective interest method, less impairment losses.

Impairment

The Group assesses, at each balance sheet date, whether there is objective evidence of impairment within its loan portfolio. Impairment losses identified are recognised in the income statement and are subsequently reversed through the income statement if, in a subsequent period, the amount of the impairment losses decreases.

A loan or a loan portfolio, defined as a group of loans with similar credit risk characteristics, is impaired when: (i) there is objective evidence of impairment as a result of one or more events that occurred after its initial recognition and (ii) that event (or events) has an impact on the estimated future cash flows of the loan or of the loan portfolio, that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for each loan. In this assessment the Group uses the information that feeds the credit risk models implemented and takes in consideration the following factors:

•	the aggregate exposure to the customer and the existence of non-performing loans;

•	the viability of the customer’s business model and capability to trade successfully and to generate sufficient cash flow to service their debt obligations;

•	the extent of other creditors’ commitments ranking ahead of the Group;

•	the existence, nature and estimated realisable value of collaterals;

•	the exposure of the customer within the financial sector;

•	the amount and timing of expected recoveries.

Where loans have been individually assessed and no evidence of loss has been identified, these loans are grouped together on the basis of similar credit risk characteristics for the purpose of evaluating the impairment on a portfolio basis (collective assessment). Loans that are assessed individually and found to be impaired are not included in a collective assessment for impairment.

If an impairment loss is identified on an individual basis, the amount of the impairment loss to be recognised is calculated as the difference between the book value of the loan and the present value of the expected future cash flows (considering the recovery period), discounted at the original effective interest rate. The carrying amount of impaired loans is reduced through the use of an allowance account. If a loan has a variable interest rate, the discount rate for measuring the impairment loss is the current effective interest rate determined under the contract.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The calculation of the present value of the estimated future cash flows of a collateralised loan reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, loans are grouped on the basis of similar credit risk characteristics, taking in consideration the Group’s credit risk management process. Future cash flows in a group of loans that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the loans in the group and historical loss experience. The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group with the purpose of reducing any differences between loss estimates and actual loss experience.

When a loan is considered by the Group as uncollectible and an impairment loss of 100% was recognised, it is written off against the related allowance for loan impairment. Subsequent recoveries of amounts previously written off decrease the amount of the loan impairment loss recognised in the income statement.

Until 31 December 2004

Loans and advances to customers included loans and advances originated by the Group. Loans and advances were recognised when cash was advanced to borrowers and were reported at their outstanding principal amount less provisions for loan losses determined in accordance with the applicable requirements issued by the Bank of Portugal.

Provisions for loan losses for BES and its subsidiaries in the financial sector headquartered in Portugal included:

(i)
a specific provision for overdue loans and interest, presented as a deduction from assets, and was calculated at rates varying between 1% and 100% on overdue loans and interest, according to risk classification and whether secured or unsecured with collaterals;

(ii)
a specific provision for doubtful loans, shown as a deduction from assets, at a percentage no less than 50% of the average coverage provision of overdue loans, applied to the outstanding instalments of loans to any single customer, where it was ascertained that the overdue instalments of principal and interest exceeded 25% of principal outstanding plus overdue interest; and

(iii)
a general provision for credit risks, presented as a liability, corresponding to a minimum of 1% of total performing loans, including guarantees and other instruments, except for consumer loans, where the provisioning rate was at least 1.5% of such loans, and for mortgage loans or real estate financial lease, whenever the real estate asset (collateral) was for borrower’s own use, where the provisioning was of 0.5%.

After the application of the above loan losses provision procedures, there was an overriding requirement that the provision should be sufficient to cover the economic risk of the portfolio.

Loans (and the related provisions) were normally written off, either partially or in full, when there was no realistic perspective of recovery of the amounts due and when the proceeds from the realisation of the collateral had been received.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

2.6.	Other financial assets

From 1 January 2005

Classification

The Group classifies its other financial assets at initial recognition in the following categories:

•	Financial assets at fair value through profit or loss

This category includes: (i) financial assets held for trading, which are those acquired principally for the purpose of selling in the short term and (ii) financial assets that are designated at fair value through profit or loss at inception.

•	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets (i) intended to be held for an indefinite period of time, (ii) designated as available-for-sale at initial recognition or (iii) that are not classified in the other categories referred to above.

Initial recognition, measurement and derecognition

Purchases and sales of: (i) financial assets at fair value through profit or loss, (ii) held to maturity investments and (iii) available for sale financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset.

Financial assets are initially recognised at fair value plus transaction costs except for financial assets at fair value through profit or loss, in which case these transaction costs are directly recognised in the income statement.

Financial assets are derecognised when (i) the contractual rights to receive their cash flows have expired, (ii) the Group has transferred substantially all risks and rewards of ownership or (iii) although retaining some but not substantially all of the risks and rewards of ownership, the Group has transferred the control over the assets.

Subsequent measurement

Financial assets at fair value through profit or loss are subsequently carried at fair value and gains and losses arising from changes in their fair value are included in the income statement in the period in which they arise.

Available-for-sale financial assets are also subsequently carried at fair value. However, gains and losses arising from changes in their fair value are recognised directly in equity, until the financial assets are derecognised or impaired, at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Foreign exchange differences arising from equity investments classified as available-for-sale are also recognised in equity, while foreign exchange differences arising from debt investments are recognised in the income statement. Interest, calculated using the effective interest method and dividends are recognised in the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest method, net of any impairment losses recognised.

The fair values of quoted investments in active markets are based on current bid prices. For unlisted securities the Group establishes fair value by using (i) valuation techniques, including the use of recent arm’s

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

length transactions, discounted cash flow analysis and option pricing models and (ii) valuation assumptions based on market information.

Financial instruments whose fair value cannot be reliably measured are carried at cost.

Reclassifications between categories

In accordance with IAS 39, the Group does not reclassify, after initial recognition, a financial instrument into or out of the fair value through profit or loss category.

Impairment

The Group assesses periodically whether there is objective evidence that a financial asset or group of financial assets is impaired. If there is objective evidence of impairment the recoverable amount of the asset is determined and impairment losses are recognised through the income statement.

A financial asset or a group of financial assets is impaired if there is objective evidence of impairment as a result of one or more events that occurred after their initial recognition, such as: (i) for listed securities, a significant or prolonged decline in the fair value of the security below its cost, and (ii) for unlisted securities, when that event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

For held-to-maturity investments the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (considering the recovery period) discounted at the financial asset’s original effective interest rate. The carrying amount of the impaired assets is reduced through the use of an allowance account. If a held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For held-to-maturity investments if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through the income statement.

If there is objective evidence that an impairment loss on available-for-sale financial assets has been incurred, the cumulative loss recognised in equity – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is taken to the income statement. If, in a subsequent period, the amount of the impairment loss decreases, the previously recognised impairment loss is reversed through the income statement up to the acquisition cost if the increase is objectively related to an event occurring after the impairment loss was recognised, except in relation to equity instruments, in which case the reversal is recognised in equity.

Until 31 December 2004

Up to 31 December 2004, the banking and insurance businesses accounting policies were as follows:

Banking business

•	Trading securities

Trading securities as at 31 December 2004 were reclassified, in order to conform to the 2005 presentation, as financial assets at fair value through profit or loss.

Trading securities were those purchased for resale within a maximum period of six months.

Bonds and other fixed-income securities were marked to market, plus accrued and uncollected interest. Unlisted bonds were valued at the lower of cost or estimated realisable value, plus accrued interest, calculated at the nominal interest rate. Unrealised gains and losses and interest were accounted for as income or expenses of the period.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Shares and other variable-income securities were marked to market, or if unlisted, at the lower of cost or presumed market value. Gains or losses in shares that featured in the indexes of the Euronext Lisbon or in shares traded on other stock exchanges with adequate liquidity were recognised directly in the income statement. Unrealised losses on securities not listed were fully provided for in the income statement.

•	Investment securities

Investment securities as at 31 December 2004 were reclassified, in order to conform to the 2005 presentation, as available-for-sale financial assets or held to maturity.

Investment securities were those purchased for resale, but usually held for more than six months, even though intended to be held to maturity, did not meet the requirements for such classification.

Bonds and other fixed-income securities were shown at amortised cost. The difference between cost and par, representing the premium or discount at time of purchase, was amortised over the remaining life and recorded in the statement of income. Accrued interest was recognised as income and shown under Prepayments and accrued income. The value of zero coupon bonds included their respective accruals of interest.

Unrealised losses resulting from the difference between cost and market value, or if unlisted, between cost and presumed realizable value, were fully provided for and charged to the income statement.

Shares and other variable-income securities were recorded at cost. Unrealised losses resulting from the difference between cost and market value, or if unlisted, between cost and the estimated realizable value, were fully provided for in the income statement.

•	Bonds overdue

Unrealised losses with bonds overdue were provided in accordance with the criterion for overdue loans without collateral, in accordance with the Bank of Portugal regulations (see Note 2.5).

•	Other investments

Other investments as at 31 December 2004 included equity holdings of a strategic and long term nature, although the percentage of equity held was below 20%. Other investments were reclassified, in order to conform to the 2005 presentation, as available-for-sale financial assets.

The other investments were accounted for at acquisition cost net of the provisions made under Regulations no. 3/95 and no. 4/2002 of the Bank of Portugal.

Regulation no. 4/2002, effective from 30 June 2002, established the following rules for the provision of equity holdings:

•
The set-up of provisions was required whenever the unrealised losses in equity holdings were higher than 15% of the acquisition cost. The amount of provision corresponded to 40% of the unrealised losses that exceeded 15% of the acquisition cost;

•	For the equity holdings, existing as at 31 December, 2001, a transition rule was established that allowed the provision for the unrealised losses to be set up according to the following rule:

•	Financial and insurance companies: 10% each year during 10 years;

•	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealised losses that occurred after 30 June 2002, during the transition period, related to the equity holdings existing as at 31 December 2001, were recorded in the period in which they occur.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Decreases in the unrealised losses after 30 June 2002, that occurred during the transition period, with reference to the equity holdings as at 31 December 2001, could not result in a reduction in the levels of provisions to be set up in the transition period, except if the value of the provision set up exceeded what would be necessary if the transition rules were not applied.

Unrealised losses provided in 2004, 2003 and 2002 for equity holdings held as at 31 December 2001, were, in accordance with Regulation no. 4/2002, recognised against Reserves.

Insurance business

In respect of the Group’s insurance operations the following accounting treatment was adopted for the investment securities portfolio up to 31 December 2004:

•	Investment securities

Debt securities were carried at acquisition cost, except for the investments securities covering liabilities arising from contracts for which the investment risk is borne by the policyholder. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was amortised over the period to maturity against the statement of income, on a straight line basis.

The equity securities portfolio was valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, were recorded in shareholders’ equity under Regulatory revaluation reserve which was included in Accumulated other comprehensive income. Any losses not covered by the reserve were charged to the statement of income.

With respect to investments covering liabilities arising from life insurance contracts or investment contracts with discretionary participating features, unrealised gains and losses were transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations were charged to the statement of income.

•	Investments securities covering liabilities arising from contracts which the investment risk is borne by the policyholder

Investments securities covering liabilities arising from contracts which the investment risk is borne by the policyholder related to contracts tied to investment funds (“Unit Linked”) subscribed through units of participation. The securities portfolio, which represents the units of participation, was valued, at the balance sheet date, at market value. Unrealised gains and losses were allocated to the mathematical reserves.

2.7.	Sale and repurchase agreements

Securities sold subject to repurchase agreements (‘repos’) at a fixed price or at the sales price plus a lender’s return are not derecognised. The corresponding liability is included in amounts due to banks or to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Securities purchased under agreements to resell (‘reverse repos’) at a fixed price or at the purchase price plus a lender’s return are not recognised, being the purchase price paid recorded as loans and advances to banks or customers, as appropriate. The difference between purchase and resale price is treated as interest and accrued over the life of the agreements using the effective interest method.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Securities lent under lending agreements are not derecognised being classified and measured in accordance with the accounting policy described in Note 2.6. Securities borrowed under borrowing agreements are not recognised in the balance sheet.

2.8.	Financial liabilities

An instrument is classified as a financial liability when it contains a contractual obligation to transfer cash or another financial asset, independently from its legal form.

Non-derivatives financial liabilities include deposits from banks and due to customers, loans, debt securities, subordinated debt and short sales. These financial liabilities are recognised (i) initially at fair value less transaction costs and (ii) subsequently at amortised cost, using the effective interest method, except for short sales which are measured at fair value.

If the Group repurchases debt issued, it is derecognised from the balance sheet and the difference between the carrying amount of the liability and its acquisition cost is recognised in the income statement.

Preference shares issued are considered as financial liabilities when they contain an obligation of the Group to repay the principal and/or to pay dividends.

2.9.	Equity instruments

An instrument is classified as an equity instrument when it does not contain a contractual obligation to deliver cash or another financial asset, independently from its legal form, being a contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Transaction costs directly attributable to the issue of equity instruments are recognised under equity as a deduction from the proceeds. Consideration paid or received related to acquisitions or sales of equity instruments are recognised in equity, net of transaction costs as treasury stock.

Distributions to holders of an equity instrument are debited directly to equity as dividends, when declared.

Preference shares issued are considered as equity instruments if the Group has no contractual obligation to redeem and if dividends are paid only if and when declared by the Group. Preference shares issued by subsidiaries, classified as equity instruments and held by third parties are included under minority interest.

2.10.	Compound financial instruments

From 1 January 2005

Non-derivative financial instruments that contain both a liability and an equity component (e.g. convertible bonds and bonds issued with warrants) are classified as compound financial instruments. For these instruments to be considered as compound financial instruments, the number of shares to be issued upon conversion is determined at the date of issue and does not vary with changes in their fair value. The liability component corresponds to the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The equity component corresponds to the difference between the proceeds of the issue and the amount attributed to the liability. The interest expense recognised in the income statement is calculated using the effective interest method.

Until 31 December 2004

There were no specific requirements regarding compound financial instruments. Therefore, compound financial instruments were accounted for following the accounting rules applicable to the main instrument.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

2.11.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.12.	Assets acquired in exchange for loans

Assets acquired in exchange for loans are reported in ‘Other assets’ and are initially recognised at the lower of their fair values and the carrying amount of the loans.

Subsequently, those assets are measured at the lower of their carrying amount and the corresponding fair values and are not depreciated. Any subsequent write-down of the acquired assets to fair value is recorded in the income statement.

The value of assets acquired in exchange for loans is periodically reviewed by the Group.

2.13.	Property and equipment

Property and equipment are stated at deemed cost less accumulated depreciation and impairment losses. As referred to in Note 2.1, at the transition date to IFRS, the Group elected to consider as deemed cost, the revalued amount of property and equipment as determined in accordance with previous accounting policies of the Group, which was broadly similar to depreciated cost measured under IFRS adjusted to reflect changes in a specific price index. The value includes expenditure that is directly attributable to the acquisition of the items. In what concerns the insurance activity, the Group decided to consider as deemed cost of its buildings for own use the respective fair value at transition date.

Subsequent costs are included in the asset’s carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method over their estimated useful lives, as follows:

Number of years

Buildings	35 to 50
Improvements in leasehold property	10
Computer equipment	4 to 5
Furniture	4 to 10
Fixtures	5 to 12
Security equipment	4 to 10
Office equipment	4 to 10
Motor vehicles	4
Other equipment	5

When there is an indication that an asset may be impaired, IAS 36 requires that its recoverable amount is estimated and an impairment loss recognised when the net book value of the asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is determined as the greater of its net selling price and value in use which is based on the net present value of future cash flows arising from the continuing use and ultimate disposal of the asset.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

2.14.	Investment property

The Group classifies as investment property the property held to earn rentals or for capital appreciation or both.

Investment property is recognised initially at cost, including transaction costs that are directly attributable expenditures, and subsequently at their fair value. Changes in the fair value determined at each balance sheet date are recognised in the income statement. Investment property is not amortised.

Subsequent expenditure is capitalised only when it is probable that it will give rise to future economic benefits in excess of the originally assessed standard of performance of the asset.

2.15.	Intangible assets

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on the basis of their expected useful lives, which is usually between three to six years.

Costs that are directly associated with the development of identifiable specific software applications by the Group, and that will probably generate economic benefits beyond one year, are recognised as intangible assets. These costs include employee costs from the Group companies specialized in IT directly associated with the development of the referred software.

All remaining costs associated with IT services are recognised as an expense as incurred.

2.16.	Leases

The Group classifies its lease agreements as finance leases or operating leases taking into consideration the substance of the transaction rather than its legal form, in accordance with IAS 17 – Leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

Operating leases

Payments made under operating leases are charged to the income statement in the period to which they relate.

Finance leases

•	As lessee

Finance lease contracts are recorded at inception date, both under assets and liabilities, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. Instalments comprise (i) an interest charge, which is recognised in the income statement and (ii) the amortisation of principal, which is deducted from liabilities. Financial charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each period.

•	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets. Interest included in instalments charged to customers is recorded as interest income, while amortisation of principal, also included in the instalments, is deducted from the amount of the loans granted. The recognition of the interest reflects a constant periodic rate of return on the lessor’s net outstanding investment.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

2.17.	Employee benefits

Pensions

To cover the liabilities assumed by the Group within the framework stipulated by the ACT “Acordo Colectivo de Trabalho” for the banking sector and by the CCT “Contrato Colectivo de Trabalho” for the insurance sector, pension funds designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

Additionally, in 1998, the Group decided to set up autonomous open-end pension funds to cover complementary pension benefits for employees and pensioners.

The funds are managed by ESAF – Espírito Santo Fundos de Pensões, S.A., a Group’s subsidiary.

The pension plans of the Group are classified as defined benefit plans, since the criteria to determine the pension benefit to be received by employees on retirement are predefined and usually depend on factors such as age, years of service and level of salary.

In the light of IFRS 1, the Group decided to adopt, at transition date (1 January 2004), IAS 19 retrospectively and has recalculated the pension and other post-retirement benefits obligations and the corresponding actuarial gains and losses to be deferred in accordance with the corridor method allowed by this accounting standard.

The liability with pensions is calculated annually by the Group, at the balance sheet date for each plan individually, using the projected unit credit method, and reviewed by qualified independent actuaries. The discount rate used in this calculation is determined by reference to interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liabilities.

Actuarial gains and losses determined annually and resulting from (i) the differences between financial and actuarial assumptions used and real values obtained and (ii) changes in the actuarial assumptions are recognised as an asset or liability and are recognised in the income statement using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of the plan assets, as at the beginning of the year, are charged to the income statement over a period that cannot exceed the average of the remaining working lives of the employees participating in the plan. The Group has determined on the basis of the above criteria to amortise the actuarial gains and losses that fall outside the corridor during a 15 year period. The actuarial gains and losses accumulated at the beginning of the year that are within the corridor are not recognised in the income statement.

Annually the Group recognises as a cost in the income statement a net total amount of (i) the service cost, (ii) the interest cost, (iii) the expected return on plan assets, (iv) a portion of the net cumulative of actuarial gains and losses determined using the corridor method, and (v) the effect of curtailment losses related with early retirements, which includes the amortisation of the respective actuarial gains and losses.

The effect of the early retirements corresponds to the increase in pension and health care liabilities due to retirements before the normal age of retirement, which is 65 years.

ESFG and its subsidiaries make payments to the fund in order to maintain its solvency and to comply with the following minimum levels: (i) the liability with pensioners shall be totally funded at the end of each year, and (ii) the liability related to past services cost with employees in service shall be funded at a minimum level of 95%.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Health care benefits

The Group provides to its banking employees health care benefits through a specific Social-Medical Assistance Service. This Social-Medical Assistance Service (SAMS) is an autonomous entity which is managed by the respective Union.

SAMS provides to its beneficiaries services and contribution on medical assistance expenses, diagnostics, hospital confinement and surgical operations, in accordance with its financing availability and internal regulations.

The annual contribution of the Group to SAMS amounts to 6.5% of the total annual remuneration of employees, including, among others, the holiday and Christmas subsidy.

The measurement and recognition of the Group’s liability with post-retirement healthcare benefits is similar to the measurement and recognition of the pension liability described above.

Long-service benefits

In accordance with the ACT “Acordo Colectivo de Trabalho” for the banking sector, BES Group has assumed the commitment to pay to current employees that achieve 15, 25 or 30 years of service within the Group, long service premiums corresponding, respectively, to 1, 2 or 3 month of their effective monthly remuneration earned at the date the premiums are paid.

These long-service benefits are accounted for by the Group in accordance with IAS 19 as other long-term employee benefits.

The liability with long-service premiums is calculated annually, at the balance sheet date, by the Group using the projected unit credit method. The actuarial assumptions used are based on the expectations about future salary increases and mortality tables. The discount rate used in this calculation is determined by reference to interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related liabilities.

Annually, the increase in the liability for long-service premiums, including actuarial gains and losses and past service costs, is charged to the income statement.

Share based payments – Share based incentive scheme (SIBA)

BES Group established a share based incentive scheme (SIBA) that allow its employees to acquire BES shares with deferred settlement financed by it. The employees have to hold the shares for a minimum of two to four years after which they can sell the shares in the market and repay the debt. However, the employees have, after the referred period, the option to sell the shares back to BES at acquisition cost.

The shares held by the employees under this scheme are accounted for as treasury stock of BES.

Each option under the scheme, corresponding to an equity-settled share based payment, is fair valued on grant date and is recognised as an expense, with a corresponding increase in equity, over the vesting period. Annually the amount recognised as an expense is adjusted to reflect the actual number of options that vest.

The equity instruments granted are not remeasured for subsequent changes in their fair value.

Share based payments – Stock option plan

The stock option plan allows certain employees to acquire ESFG shares. In practice, however, the Company has settled these options in cash. During the years covered by these financial statements, the option granted under this plan have already vested.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Considering the terms and conditions of this plan, including ESFG informal practices of settling the options granted to employees in cash, they are accounted for, in accordance with IFRS 2, as cash-settled share based payment arrangements, being recognised as liabilities by their fair value determined at each balance sheet date, using an option pricing model. Changes in fair value are recognised in the income statement.

Bonus to employees

In accordance with the by-laws of certain Group entities, annually the shareholders approve in the annual general meetings an amount to be paid to the employees as bonus, following a proposal made by the Board of Directors.

Bonus payments to employees are recognised in the income statement in the period to which they relate.

2.18.	Income tax

Income tax for the period comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Income tax recognised directly in equity relating to fair value re-measurement of available-for-sale financial assets and cash flow hedges is subsequently recognised in the income statement when gains or losses giving rise to the income tax are also recognised in the income statement.

Current tax is the tax expected to be paid on the taxable profit for the year, calculated using tax rates enacted or substantively enacted at the balance sheet date in any jurisdiction.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis, and is calculated using the tax rates enacted or substantively enacted at the balance sheet date in any jurisdiction and that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax liabilities are recognised for all taxable temporary differences except for goodwill not deductible for tax purposes, differences arising on initial recognition of assets and liabilities that affect neither accounting nor taxable profit and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

2.19.	Provisions

Provisions are recognised when: (i) the Group has present legal or constructive obligation, (ii) it is probable that settlement will be required in the future and (iii) a reliable estimate of the obligation can be made.

2.20.	Interest income and expense

Interest income and expense are recognised in the income statement under interest and similar income and interest expense and similar charges for all non-derivative financial instruments measured at amortised cost and for the available-for-sale financial assets, using the effective interest method. Interest income arising from non-derivative financial assets at fair value through profit or loss is also included under interest and similar income.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

For derivative financial instruments, except those classified as hedging instruments of interest rate risk, the interest component of the changes in their fair value is not separated out and is classified under net (losses)/gains from financial assets at fair value through profit or loss. For hedging derivatives of interest rate risk, the interest component of the changes in their fair value is recognised under interest and similar income or interest expense and similar charges.

2.21.	Fee and commission income

Fees and commissions are recognised as follows:

•	Fees and commissions that are earned on the execution of a significant act, as loan syndication fees, are recognised as income when the significant act has been completed;

•	Fees and commissions earned over the period in which the services are provided are recognised as income in the period the services are provided;

•	Fees and commissions that are an integral part of the effective interest rate of a financial instrument are recognised as income using the effective interest method.

2.22.	Dividend income

Dividend income is recognised when the right to receive payment is established.

2.23.	Fiduciary activities

Assets held in the scope of the fiduciary activity are not recognised in the consolidated financial statements of the Group. Fee and commissions arising from this activity are recognised in the income statement in the period to which they relate.

2.24.	Insurance contracts

From 1 January 2005

The Group issues contracts that contain insurance risk, financial risk or a combination of both insurance and financial risk. A contract, under which the Group accepts significant insurance risk from another party, by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract.

A contract issued by the Group without significant insurance risk, but on which financial risk is transferred with discretionary participating features is classified as investment contract recognised and measured in accordance with the accounting policies applicable to insurance contracts. A contract issued by the Group that transfers only financial risk, without discretionary participating features, is classified as an investment contract and accounted for as a financial instrument.

The financial assets held by the Group to cover the liabilities arising under insurance and investment contracts are classified and accounted for in the same way as other Group financial assets.

Insurance contracts and investment contracts with discretionary participating features are recognised and measured as follows:

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Premiums

Gross written premiums are recognised for as income in the period to which they respect, in accordance with the accrual accounting principle.

Reinsurance premiums ceded are accounted for as expense in the period to which they respect in the same way as gross written premiums.

Unearned premium reserve

The reserve for unearned gross written premiums and reinsurance ceded premiums reflects the part of the written premiums before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro-rata temporis method applied to each contract in force.

Acquisition costs

Acquisition costs that are directly or indirectly related to the selling of insurance and investment contracts with discretionary participating features are capitalized and deferred through the life of the contracts. Deferred acquisition costs are subject to recoverability testing at the time of the insurance policy or investment contract is issued and subject to impairment test (liability adequacy test) at each reporting date.

Claims reserves

Claims outstanding reflects the estimated total outstanding liability for reported claims and for incurred but not reported claims (IBNR). Reserves for both reported and not reported claims are estimated by management based on experience and available data using statistical methods. Additionally, claims reserve also includes an estimation related with future costs with claims settlement (“expense reserve”).

The mathematical reserves relating to obligations to pay life pensions resulting from worker’s compensation claims is calculated by using actuarial assumptions, with reference to recognised actuarial methods and current labour legislation.

Claims reserves are not discounted, except life pensions arising from worker’s compensation claims.

Unexpired risk reserve

The reserve for unexpired risks represents the amount by which expected claims and administrative expenses likely to arise after the end of the financial year, from contracts concluded before that date, exceeds the unearned premiums reserve, any expected future premiums expected to be written under those contracts and from premiums renewed on January next year.

Life assurance reserve

The life assurance reserve reflects the present value of the Group’s future obligations arising from life policies (insurance contracts and investment contracts with discretionary participating features) written and is calculated in accordance with recognised actuarial methods within the scope of applicable legislation.

Reserve for bonus and rebates

The reserve for bonus and rebates corresponds to the amounts attributed to policyholders or beneficiaries of insurance or investment contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve.

Liability adequacy test

At each reporting date, the Group performs a liability adequacy test to the insurance and investment contracts with discretionary participating features liabilities. The assessment of the liabilities is performed using

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

the best estimate of future cash flows under each contract, discounted at a risk free rate. The liability adequacy test is performed product by product or aggregate basis when contracts are subject to broadly similar risks and managed as a single portfolio. Any deficiency determined, if exists, is recognised directly through income.

Shadow accounting

In accordance with IFRS 4, the unrealised gains and losses on the assets covering liabilities arising out from insurance and investment contracts with discretionary participating features are attributable to policyholders, to the extent that it is expected that policyholders will participate on those unrealised gains and losses when they became realised in accordance with the terms of the contracts and applicable legislation, by recording those amounts under liabilities.

Until 31 December 2004

All insurance contracts issued by the Group were accounted for as premium income regardless of whether there was significant insurance risk.

As at 31 December 2004, an equalization reserve was set up for lines of business that were characterized by greater uncertainty regarding the evolution of claims.

Additionally, there were no specific requirements in order to evaluate the adequacy of the insurance and investment contracts with discretionary participating features liabilities (liability adequacy test).

2.25.	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of segments operating in other economic environments.

2.26.	Earnings per share

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, excluding the average number of ordinary shares purchased by the Group and held as treasury stock.

For the diluted earnings per share, the weighted average number of ordinary shares outstanding is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when their conversion to shares would decrease net earnings per share.

2.27.	Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months’ maturity from the balance sheet date, including cash and deposits with banks.

Cash and cash equivalents exclude restricted balances with central banks.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 3 — CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

IFRS set forth a range of accounting treatments and require management to apply judgment and make estimates in deciding which treatment is most appropriate. The most significant of these accounting policies are discussed in this section in order to improve understanding of how their application affects the Group’s reported results and related disclosure. A broader description of the accounting policies employed by the Group is shown in Note 2 to the Consolidated Financial Statements.

Because in many cases there are several alternatives to the accounting treatment chosen by management, the Group’s reported results would differ if a different treatment were chosen. Management believes that the choices made by it are appropriate and that the financial statements present the Group’s financial position and results fairly in all material respects.

The alternative outcomes discussed below are presented solely to assist the reader in understanding the financial statements and are not intended to suggest that other alternatives or estimates would be more appropriate.

3.1.	Impairment of available for-sale equity investments

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires judgement. In making this judgement, the Group evaluates among other factors, the normal volatility in share price.

In addition, valuations are generally obtained through market quotation or valuation models that may require assumptions or judgment in making estimates of fair value.

Alternative methodologies and the use of different assumptions and estimates could result in a higher level of impairment losses recognised with a consequent impact in the income statement of the Group.

3.2.	Fair value of derivatives

Fair values are based on listed market prices if available; otherwise fair value is determined either by dealer price quotations (both for that transaction or for similar instruments traded) or by pricing models, based on net present value of estimated future cash flows which take into account market conditions for the underlying instruments, time value, yield curve and volatility factors. These pricing models may require assumptions or judgments in estimating their values.

Consequently, the use of a different model or of different assumptions or judgments in applying a particular model may have produced different financial results for a particular period.

3.3.	Impairment losses on loans and advances

The Group reviews its loan portfolios to assess impairment on a regular basis, as described in Note 2.5.

The evaluation process in determining whether an impairment loss should be recorded in the income statement is subject to numerous estimates and judgments. The frequency of default, risk ratings, loss recovery rates and the estimation of both the amount and timing of future cash flows, among other things, are considered in making this evaluation.

Alternative methodologies and the use of different assumptions and estimates could result in a different level of impairment losses with a consequent impact in the income statement of the Group.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 200
(Amounts expressed in thousands of euros, except when indicated)

3.4.	Securitisations and special purpose entities

The Group sponsors the formation of special purpose entities (SPEs) primarily for asset securitisation transactions and for liquidity purposes.

The Group does not consolidate SPEs that it does not control. As it can sometimes be difficult to determine whether the Group does control an SPE, it makes judgements about its exposure to the risks and rewards, as well as about its ability to make operational decisions for the SPE in question (see Note 2.2).

The determination of the SPEs that needs to be consolidated by the Group requires the use of estimates and assumptions in determining the respective expected residual gains and losses and which party retains the majority of such residual gains and losses. Different estimates and assumptions could lead the Group to a different scope of consolidation with a direct impact in net income.

3.5.	Held-to-maturity investments

The Group follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgement.

In making this judgement, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than for the specific circumstances – for example, selling an insignificant amount close to maturity – it will be required to reclassify the entire class as available-for-sale. The investments would therefore be measured at fair value not amortised cost.

The use of different assumptions and estimates would result in the determination of the fair value of this portfolio with a corresponding entry in the fair value reserve in shareholders’ equity.

3.6.	Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant interpretations and estimates are required in determining the worldwide amount for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Different interpretations and estimates would result in a different level of income taxes, current and deferred, recognised in the period.

The Portuguese Tax Authorities are entitled to review the Portuguese Group entities determination of annual taxable earnings, for a period of four years or six years in case there are tax losses brought forward. The determination of annual tax earnings by other Group entities (located outside Portugal) can also be subject to similar reviews by their respective tax authorities. Hence, it is possible that some additional taxes may be assessed, mainly as a result of differences in interpretation of the tax law. However, the Board of Directors of the Company and those of its subsidiaries, are confident that there will be no material tax assessments within the context of the financial statements.

3.7.	Pension and other employees’ benefits

Determining pension liabilities requires the use of assumptions and estimates, including the use of actuarial projections, estimated returns on investment, and other factors that could impact the cost and liability of the pension plan.

Changes in these assumptions could materially affect these values.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

3.8.	Insurance and investment contracts liabilities

Insurance and investment contracts liabilities represent liabilities for future insurance policy benefits. Insurance reserves for traditional life insurance, annuities, and worker’s compensation policies have been calculated based upon mortality, morbidity, persistency and interest rate assumptions applicable to those coverages. The assumptions used reflect the Groups’ and market experience and may be revised if it is determined that future experience will differ substantially from that previously assumed. Insurance and investment contracts liabilities include: (i) unearned premiums reserve, (ii) life mathematical reserve, (iii) reserve for bonus and rebates, (iv) unexpired risk reserve, (v) liability adequacy test and (vi) claims reserves. Claims reserve includes estimated provisions for both reported and unreported claims incurred and related expenses.

When claims are made by or against policyholders, any amounts that the Group pays or expects to pay are recorded as losses. The Group establishes reserves for payment of losses for claims that arise from its insurance and investment contracts.

In determining their insurance reserves and investment contracts liabilities, the Group’s insurance companies perform a continuing review of their overall positions, their reserving techniques and their reinsurance coverage. The reserves are also reviewed periodically by qualified actuaries.

The Group maintains property and casualty loss reserves to cover the estimated ultimate unpaid liability for losses with respect to both reported and not reported claims incurred as of the end of each accounting period.

Claims reserves do not represent an exact calculation of liability, but instead represent estimates, generally using actuarial valuations/techniques. These reserve estimates are expectations of what the ultimate settlement of claims is likely to cost based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity, frequency, legal theories of liability and other factors. Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are continually reviewed in a regular ongoing process as historical loss experience develops and additional claims are reported and settled.

NOTE 4 — SEGMENT REPORTING

ESFG Group is structured in accordance with the following business areas:

(i)
Corporate and retail banking – relates to operations made with corporates (loans, project finance, guarantees, among others) and includes transactions with individuals, namely loans and advances and deposits;

(ii)	Investment banking – includes the investment banking activity, namely mergers and acquisitions advice, debt issues arrangements, studies and analysis;

(iii)	Asset management – includes the fund management and asset management activities;

(iv)	Leasing and factoring – includes leasing and factoring operations, as well as the activity of issuing and management of debit and credit cards;

(v)	Life insurance – includes the insurance activity within the scope of the life insurance business, namely saving and investments contracts and risk contracts;

(vi)	Non-life insurance – includes the insurance activity within the scope of the non-life insurance business, namely motor, accident and health and fire and hazards;

(vii)	Other – includes the remaining segments that individually represent less than 10% of total assets or profit for the year and that combined do not represent more than 25% of those items.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The primary segments’ reporting are presented as follows:

	31.12.2005

	Domestic activity (1)								Foreign activity (2)

	Corporate and retail banking	Investment banking	Asset Management	Leasing and factoring	Life insurance	Non-life insurance	Other	Total	Corporate and retail banking	Investment banking	Asset Management	Other	Total	Intercompany	TOTAL

	(in thousands of euros)
Interest and similar income	2 206 923	58 159	829	112 143	136 905	17 911	8 796	2 541 666	549 903	89 384	2 220	27 879	669 386	(1 016 935)	2 194 117
Interest expense and similar charges	1 655 724	36 804	4	67 775	66 127	113	22 983	1 849 530	409 632	89 184	109	58 518	557 443	(1 016 719)	1 390 254

Net interest income	551 199	21 355	825	44 368	70 778	17 798	(14 187)	692 136	140 271	200	2 111	(30 639)	111 943	(216)	803 863
Dividend income	32 736	1 688	—	1 170	14 801	545	1 532	52 472	27	113	253	62	455	—	52 927
Fee and commission income	331 715	17 459	54 774	27 979	5 828	—	10 201	447 956	65 160	25 116	34 268	730	125 274	(76 220)	497 010
Fee and commission expense	(51 233)	(4 368)	(24 290)	(1 366)	(2 665)	(146)	(1 230)	(85 298)	(16 625)	(6 496)	—	(309)	(23 430)	43 318	(65 410)
Net gains from financial assets at fair value through profit or loss	29 558	7 671	—	271	42 677	(2 535)	(21 854)	55 788	7 293	(45 547)	(44)	(10 717)	(49 015)	—	6 773
Net gains from available-for-sale financial assets	75 310	(123)	(4)	—	28 222	6 109	16 527	126 041	616	(1)	2	7 965	8 582	—	134 623
Net gains from foreign exchange differences	(3 403)	(7 074)	57	7	1 514	2 066	30 790	23 957	15 772	58 120	235	(1 213)	72 914	—	96 871
Net gains from the sale of other financial assets	20 106	14 882	10	172	—	624	(383)	35 411	52	—	—	(618)	(566)	—	34 845
Insurance earned premiums net of reinsurance	—	—	—	—	564 186	376 069	—	940 255	—	—	—	—	—	(15 193)	925 062
Other operating income	108 487	36 470	8	2 620	7 515	7 921	50 695	213 716	7 547	11 901	—	1 086	20 534	(103 436)	130 814

Operating income	1 094 475	87 960	31 380	75 221	732 856	408 451	72 091	2 502 434	220 113	43 406	36 825	(33 653)	266 691	(151 747)	2 617 378
(External operating income)	939 742	103 481	51 781	120 871	697 463	387 790	64 253	2 365 381	215 113	43 406	36 611	(43 133)	251 997	—	2 617 378
(Inter segment operating income)	(154 733)	15 521	20 401	45 650	(35 393)	(20 661)	(7 838)	(137 053)	(5 000)	—	(214)	(9 480)	(14 694)	151 747	—
Staff costs	339 282	22 342	6 013	7 753	4 755	41 426	21 226	442 797	65 459	17 337	15 456	1 350	99 602	(466)	541 933
General and administrative expenses	321 404	14 188	4 622	17 616	12 344	40 641	14 436	425 251	45 985	10 156	6 372	8 596	71 109	(117 503)	378 857
Claims incurred net of reinsurance	—	—	—	—	608 662	246 732	—	855 394	—	—	—	—	—	(4 066)	851 328
Change on the technical reserves net of reinsurance	—	—	—	—	35 700	321	—	36 021	—	—	—	—	—	—	36 021
Insurance commissions	—	—	—	—	26 752	35 383	—	62 135	—	—	—	—	—	(29 712)	32 423
Depreciations and amortisation	69 098	1 156	298	2 098	1 135	9 495	4 350	87 630	6 150	996	2 101	391	9 638	—	97 268
Provisions net of reversals	70 090	537	151	—	—	(225)	9	70 562	(1 615)	9	—	(18)	(1 624)	—	68 938
Loans impairment net of reversals	177 294	8 333	—	10 897	—	—	—	196 524	9 717	—	478	—	10 195	—	206 719
Impairment on other financial assets net of reversals	30 529	(3 311)	—	(415)	(4 777)	248	1 902	24 176	(9)	—	(225)	—	(234)	—	23 942
Impairment on other assets net of reversals	(166)	(1 005)	—	1 635	(84)	(1 610)	—	(1 230)	(35)	—	—	—	(35)	—	(1 265)
Other operating expenses	—	—	—	—	—	—	22 378	22 378	—	—	—	17 158	17 158	—	39 536

Operating expenses	1 007 531	42 240	11 084	39 584	684 487	372 411	64 301	2 221 638	125 652	28 498	24 182	27 477	205 809	(151 747)	2 275 700
Gains on disposal of investments in subsidiaries and associates	1 883	—	—	—	—	—	—	1 883	—	—	—	(430)	(430)	—	1 453
Share of profit of associates	(3 511)	606	478	—	—	—	(49)	(2 476)	4 345	—	—	—	4 345	—	1 869

Profit before income tax	85 316	46 326	20 774	35 637	48 369	36 040	7 741	280 203	98 806	14 908	12 643	(61 560)	64 797	—	345 000
Income tax
Current tax	17 958	25 210	5 949	13 260	116	1 669	7 137	71 299	8 095	443	3 124	527	12 189	—	83 488
Deferred tax	15 488	(17 708)	97	(1 368)	6 492	859	(8 161)	(4 301)	(4 592)	(161)	465	4	(4 284)	—	(8 585)

Profit for the year after tax and before minority interest	51 870	38 824	14 728	23 745	41 761	33 512	8 765	213 205	95 303	14 626	9 054	(62 091)	56 892	—	270 097
Attributable to minority interest															198 268

Profit for the year attributable to the equity holders of the Company															71 829

(1)	Domestic represents the activity of the Group in Portugal
(2)	Foreign represents the activity of the Group outside Portugal

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

	31.12.2005

	Domestic activity (1)								Foreign activity (2)

	Corporate and retail banking	Investment banking	Asset Management	Leasing and factoring	Life insurance	Non-life insurance	Other	Total	Corporate and retail banking	Investment banking	Asset Management	Other	Total	Intercompany	TOTAL

	(in thousands of euros)
Other informations
Total assets	63 962 999	2 022 112	60 305	2 878 992	6 074 562	890 173	825 189	76 714 332	11 775 300	1 592 755	175 213	1 396 073	14 939 341	(34 912 750)	56 740 923
Investment in asssociates	1 747	11 258	3 649	—	—	—	159	16 813	4 345	—	—	—	4 345	—	21 158
Liabilities	61 806 105	1 831 175	22 423	2 780 495	6 109 596	762 222	1 424 682	74 736 698	11 342 929	1 517 737	115 124	1 233 244	14 209 034	(34 912 752)	54 032 980
Capital expenditure (property and equipment)	40 972	1 287	97	676	530	924	28 687	73 173	17 967	—	602	127	18 696	—	91 869
Capital expenditure (intangible assets)	36 453	1 858	73	1 336	730	8 500	83 773	132 723	6 810	—	1 671	—	8 481	—	141 204

	31.12.2004

	Domestic activity (1)								Foreign activity (2)

	Corporate and retail banking	Investment banking	Asset Management	Leasing and factoring	Life insurance	Non-life insurance	Other	Total	Corporate and retail banking	Investment banking	Asset Management	Other	Total	Intercompany	TOTAL

	(in thousands of euros)
External operating income	1 028 238	84 112	25 290	68 008	1 062 337	377 360	29 656	2 675 001	182 888	43 955	28 376	(20 989)	234 230	—	2 909 231
Inter segment operating income	(73 695)	(2 196)	(17)	(6 498)	(31 551)	(18 977)	(5 143)	(138 077)	12 460	—	(2 253)	(7 543)	2 664	—	(135 413)
Profit for the year after tax and before minority interest	58 652	41 796	7 928	19 897	(19 666)	6 294	(19 495)	95 406	73 982	14 514	8 806	(37 253)	60 049	—	155 455
Attributable to minority interest															148 605
Profit for the year attributable to the equity holders of the Company															6 850
Total assets	56 582 068	1 283 854	52 935	2 438 803	5 111 304	834 809	608 431	66 912 204	8 846 148	1 275 852	161 756	1 030 053	11 313 809	(30 389 820)	47 836 193
Investment in asssociates	(77 373)	28 876	6 236	1 452	—	—	76 725	35 916	245	704	—	—	949	—	36 865
Liabilities	54 649 682	1 091 840	17 573	2 340 852	5 194 674	728 995	1 457 886	65 481 502	8 484 618	1 218 338	104 261	820 488	10 627 705	(30 389 820)	45 719 387
Capital expenditure (property and equipment)	37 794	2 166	356	2 688	7 911	4 633	1 427	56 975	8 831	—	454	600	9 885	—	66 860
Capital expenditure (intangible assets)	31 397	1 120	27	1 397	607	12 457	529	47 534	4 918	—	601	25	5 544	—	53 078
(1)	Domestic represents the activity of the Group in Portugal
(2)	Foreign represents the activity of the Group outside Portugal

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The secondary segment information is prepared in accordance with the geographical distribution of the Groups’ business units, as follows:

31.12.2005

	Portugal	Spain	France	UK	Switzerland	Luxembourg	Belgium	USA	Panama	Brazil	Angola	Macao	Total

(in thousands of euros)
Profit for the year after tax and before minority interest	207 109	9 792	23 934	27 482	3 324	(52 287)	—	7 182	11 816	5 778	23 234	2 733	270 097
Attributable to the minority interest													198 268
Profit for the year attributable to the equity holders of the Company													71 829
Total Assets	45 105 504	3 273 838	954 115	3 894 448	147 304	524 294	—	1 443 039	399 887	567 836	352 266	78 392	56 740 923
Capital expenditure (property and equipment)	73 173	3 962	387	—	602	13	—	2 032	—	—	11 448	252	91 869
Capital expenditure (intangible assets)	132 723	6 372	157	—	1 671	—	—	262	—	—	—	19	141 204

	31.12.2004

	Portugal	Spain	France	UK	Switzerland	Luxembourg	Belgium	USA	Panama	Brazil	Angola	Macao	Total

	(in thousands of euros)
Profit for the year after tax and before minority interests	111 400	16 999	12 496	29 640	3 372	(24 775)	(14)	(4 072)	5 835	(6 869)	10 073	1 370	155 455
Attributable to the minority interest													148 605
Profit for the year													6 850
Total Assets	37 876 825	2 695 924	955 347	3 622 092	128 564	358 324	127	1 207 093	270 407	467 092	192 778	61 620	47 836 193
Capital expenditure (property and equipment)	56 519	2 448	800	—	454	36	—	4 306	1	—	1 807	32	66 403
Capital expenditure (intangible assets)	47 534	1 444	—	—	601	25	—	—	—	—	3 440	34	53 078

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 5 — NET INTEREST INCOME

This caption is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Interest and similar income
Interest from loans and advances	1 367 832	1 231 948
Interest from deposits with banks	130 687	143 596
Interest from financial assets at fair value through profit or loss	345 149	20 153
Interest from available-for-sale financial assets	195 204	332 381
Interest from hedging derivatives	88 062	358 834
Other interest and similar income	67 183	297 589

	2 194 117	2 384 501

Interest expense and similar charges
Interest from debt securities	476 059	388 972
Interest from amounts due to customers	323 454	304 550
Interest from deposits from central banks and other banks	223 137	125 399
Interest from subordinated debt	119 445	101 366
Interest from hedging derivatives	178 247	324 699
Interest from investment contracts	62 018	—
Other interest expenses and similar charges	7 894	275 338

	1 390 254	1 520 324

	803 863	864 177

Interest from loans and advances includes an amount of euro 158,874 thousand related to impaired loans of which euro 11,180 thousand is in relation to the unwind of discount regarding overdue loans (see Note 25).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 6 — NET FEE AND COMMISSION INCOME

This caption is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Fee and commission income
From banking services rendered to third parties	284 498	253 977
From guarantees granted	58 189	54 504
From transactions with securities	32 120	25 435
From commitments assumed to third parties	8 830	15 741
Other fee and commission income	113 373	103 901

	497 010	453 558

Fee and commission expense
From banking services rendered to third parties	36 632	22 205
From transactions with securities	5 119	3 993
From guarantees received	729	535
Other fee and commission expense	22 930	30 342

	65 410	57 075

	431 600	396 483

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 7 — NET GAINS FROM FINANCIAL ASSETS AND FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

This caption is analysed as follows:

	31.12.2005			31.12.2004

	Gains	Losses	Total	Gains	Losses	Total

(in thousands of euros)
Net gains/(losses) from:

Trading assets and liabilities
Bonds and other fixed income securities
Issued by government and public entities	79 240	(83 992)	(4 752)	63 657	(66 848)	(3 191)
Issued by other entities	2 938	(23 464)	(20 526)	23 680	(4 039)	19 641
Shares	119 566	(55 082)	64 484	43 389	(26 699)	16 690
Other variable income securities	97 092	(81 658)	15 434	24 146	(4 155)	19 991
Derivative financial instruments	4 649 421	(4 783 269)	(133 848)	1 637 570	(1 629 881)	7 689
Other	537	—	537	23 748	(15 272)	8 476

	4 948 794	(5 027 465)	(78 671)	1 816 190	(1 746 894)	69 296

Financial assets at fair value through profit or loss
Bonds and other fixed income securities
Issued by government and public entities	12 729	(25 426)	(12 697)	—	—	—
Issued by other entities	234 704	(176 085)	58 619	—	—	—
Shares	46 693	(33 197)	13 496	—	—	—
Other variable income securities	28 101	(2 075)	26 026	—	—	—

	322 227	(236 783)	85 444	—	—	—

	5 271 021	(5 264 248)	6 773	1 816 190	(1 746 894)	69 296

Following the adoption of IAS 39, the Group designated as at 1 January 2005, as assets at fair value through profit or loss certain securities that as at 31 December 2004, in accordance with the previous accounting policies of the Group, were included under available-for-sale financial assets. Additionally, also due to IAS 39, from 1 January 2005, the Group has transferred to the trading portfolio certain derivatives that were classified as hedging instruments in accordance with the previous accounting policies of the Group, but which do not comply with the hedge accounting requirements of IAS 39.

Included in derivative financial instruments is an amount of approximately euro 107 million related to gains on derivative financial instruments arising from the consolidation of special purpose entities, in accordance with SIC 12, that were sold during 2005.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 8 — NET GAINS FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS

This caption is analysed as follows:

	31.12.2005			31.12.2004

	Gains	Losses	Total	Gains	Losses	Total

	(in thousands of euros)
Bonds and other fixed income securities
Issued by government and public entities	20 510	(14 227)	6 283	11 449	(9 615)	1 834
Issued by other entities	60 467	(22 046)	38 421	227 769	(228 032)	(263)
Shares	158 472	(77 547)	80 925	161 484	(87 989)	73 495
Other variable income securities	9 052	(58)	8 994	28 226	(2 813)	25 413
Other	—	—	—	10 189	(16 295)	(6 106)

	248 501	(113 878)	134 623	439 117	(344 744)	94 373

During the third quarter of 2005, the Group sold Portugal Telecom shares, which generated a loss of approximately euro 69.8 million, which net of minority interests amounted to approximately euro 23.6 million.

Also during the third quarter of 2005, the Group sold approximately 1.3% of Banco Bradesco ordinary shares to the Pension Fund, generating a gain in the amount of approximately euro 72.6 million, which net of minority interests amounted to approximately euro 24.5 million. After this transaction, BES Group maintains a stake of 2.67% in the share capital of Banco Bradesco.

Additionally, during the third quarter of 2005, the Group sold its holding of preference shares of Bradespar (Bradesco Group holding for non financial activities) in the international market. The 9.5 million preference shares sold, corresponding to 16.8% of Bradespar’s total preference share capital, generated a gain of approximately euro 28 million, which net of minority interests amounted to approximately euro 9.5 million. At 31 December 2005 BES Group, through GESPAR, maintains 10.8% of voting rights in Bradespar.

The other major transactions occurred during 2005, include the following: (i) the sale of the residual notes acquired following the mortgage loans securitisation transaction carried out in September 2005 (Lusitano Mortgages No. 4), which generated a gain of approximately euro 27.2 million, which net of minority interests amounted to approximately euro 9.2 million (during 2004, the sale of part of the residual notes acquired following the mortgage loans securitisation transactions realized, originated a gain of approximately euro 63.5 million, which net of minority interests amounted to approximately euro 21.4 million), and (ii) the disposal of part of Group’s stake in PT Multimédia, that generated a gain of approximately euro 29.3 million, which net of minority interests amounted to approximately euro 9.9 million. In this transaction, approximately 15.2 million of PT Multimédia shares were sold to the Pension Fund, originating a gain of approximately euro 27 million, which net of minority interests amounted to approximately euro 9.1 million.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 9 — NET GAINS FROM FOREIGN EXCHANGE DIFFERENCES

This caption is analysed as follows:

	31.12.2005			31.12.2004

	Gains	Losses	Total	Gains	Losses	Total

(in thousands of euros)
Foreign exchange translation	813 977	(717 106)	96 871	388 608	(377 251)	11 357

	813 977	(717 106)	96 871	388 608	(377 251)	11 357

This caption includes the exchange differences arising on translating monetary assets and liabilities at the exchange rates ruling at the balance sheet date in accordance with the accounting policy described in Note 2.3.

NOTE 10 — INSURANCE EARNED PREMIUMS NET OF REINSURANCE

The insurance earned premiums net of reinsurance, can be analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Gross written premiums	985 547	1 306 690
Reinsurance premiums ceded	(61 659)	(61 051)

Net written premiums	923 888	1 245 639
Change in the provision for unearned premiums, net of reinsurance	1 174	(397)

Earned premiums, net of reinsurance	925 062	1 245 242

The direct insurance written and earned premiums are analysed as follows:

	31.12.2005		31.12.2004

	Gross written premiums	Earned premiums	Gross written premiums	Earned premiums

(in thousands of euros)
Life	573 206	573 206	898 654	898 654
Non-life
Direct Business
Accident and Health	108 527	108 079	105 533	103 811
Fire and hazards	74 469	73 083	73 416	71 866
Motor	200 423	203 105	196 330	199 513
Maritime, airline and transportation	8 526	8 748	9 140	9 157
Third party liability	8 249	8 551	9 145	8 751
Credit and suretyship	564	626	499	310
Other	11 553	11 237	13 347	13 283

	985 517	986 635	1 306 064	1 305 345
Reinsurance accepted	30	244	626	403

	985 547	986 879	1 306 690	1 305 748

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The reinsurance written premiums are analysed as follows:

	31.12.2005		31.12.2004

	Gross written premiums	Earned premiums	Gross written premiums	Earned premiums

(in thousands of euros)
Life	9 020	9 020	8 617	8 617
Non-life
Direct Business
Accident and Health	12 950	13 162	11 181	10 888
Fire and hazards	19 860	19 550	22 226	22 439
Motor	4 310	4 310	3 781	3 787
Maritime, airline and transportation	5 074	5 126	4 353	4 461
Third party liability	1 172	1 328	1 601	1 604
Credit and suretyship	450	519	425	214
Other	8 799	8 564	8 229	8 080

	61 635	61 579	60 413	60 090
Reinsurance accepted	24	238	638	416

	61 659	61 817	61 051	60 506

Gross written premiums from life insurance business are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Annuities	26 199	3 260
Risk contracts	68 161	59 493
Saving contracts with profit sharing	478 846	383 203
Saving contracts without profit sharing	—	152 116
Contracts where the investment risk is borne by the policyholder	—	300 582

	573 206	898 654

In accordance with IFRS 4, applicable since 1 January 2005, the contracts issued by the Group for which there is only a transfer of financial risk, with no discretionary participating features, are classified as investment contracts and accounted for as financial liabilities. On this basis, as at 31 December 2005, the contracts for which the investment risk is borne by the policyholder and contracts with fixed rate without profit sharing are not accounted for as premium income.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 11 — OTHER OPERATING INCOME AND EXPENSES

This caption is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Other operating income arising from:
Comercial banking business	46 527	48 713
Investment banking business	37 237	37 103
Medical services business	15 050	—
Insurance business	8 830	3 313
IT related business	6 596	10 321
Call center business	5 176	5 131
Hedging operations (see Note 27)	1 795	—
Other	9 603	18 787

	130 814	123 368

Other operating expenses arising from:
Costs with the early redemption of convertible bonds (see Note 36)	17 158	—
Direct and indirect taxes	13 943	12 647
Contributions to the depositors guarantee fund	3 888	3 450
Membership and donations	3 496	3 206
Other	1 051	—

	39 536	19 303

NOTE 12 — STAFF COSTS

This caption is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Wages and Salaries
Remuneration	367 650	349 132
Long-service benefits (see Note 13)	3 834	3 148
Pensions costs (see Note 13)	72 322	130 655
Other mandatory social charges	47 660	44 801
Health-care benefits (SAMS)	17 776	13 934
Other costs	32 691	30 632

	541 933	572 302

The decrease in pension costs is mainly due to the recognition in the income statement for the year ended 31 December 2004, of curtailment costs related to early retirements occurred during that period, in the amount of approximately euro 65.7 million (31 December 2005: euro 20.9 million).

The health-care benefits – SAMS include the amount of euro 8,382 thousand (31 December 2004: euro 12,477 thousand) related to the health care net periodic benefit cost, which was determined based on an actuarial valuation (see Note 13). The decrease of these costs in 2005 is mainly due to the recognition in 2004 of curtailment costs related to early retirements occurred during that period.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Included in other costs is the amount of euro 2,060 thousand (31 December 2004: euro 2,955 thousand) related to the “Stock Based Incentive Scheme” (SIBA), in accordance with the accounting policy described in Note 2.17. The details of this scheme are analysed in Note 13.

Also included in other costs is the amount of euro 19 thousand (31 December 2004: euro 5,213 thousand) related to the stock option plan in accordance with the accounting policy described in Note 2.17 (see Note 13).

The salaries and other benefits costs attributed to the Board of Directors and Fiscal Board of ESFG are analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Board of directors
Salaries and other short terms benefits	3 432	2 340
Pension costs and health-care benefits (SAMS)	412	363
Stock-option plan	1 433	389
Bonus	1 995	1 010

	7 272	4 103

As at 31 December 2005 and 2004, the loans granted by the Group to the Board of Directors of ESFG amounted to euro 5.0 million and euro 2.5 million, respectively.

As at 31 December 2005 and 2004, the number of employees of the Group is analysed as follows:

	31.12.2005	31.12.2004

Banking sector employees	5 084	4 115
Financial sector subsidiary employees	2 762	3 452
Insurance sector employees	976	1 026
Employed by other companies essencially providing services to customers outside the Group	1 563	1 152

	10 385	9 745

By professional category, the number of employees of the Group is analysed as follows:

	31.12.2005	31.12.2004

Senior management	723	671
Management	1 390	1 444
Specific functions	3 669	3 420
Administrative functions	4 298	4 103
Auxilliary functions	305	107

	10 385	9 745

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 13 — EMPLOYEE BENEFITS

Pension and health-care benefits

As described in Note 2.17, the Group’s companies operate defined pension and health-care plans for their employees and their dependants under which the benefits vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension and health-care benefits for the Group companies is performed annually, with latest valuation performed as at 31 December 2005.

The key assumptions considered in the actuarial studies for 31 December 2005 and 2004 used to determine the present value of the pension and health-care benefits for the employees are as follows:

	Insurance sector		Banking sector

	31.12.2005	31.12.2004	31.12.2005	31.12.2004

Financial assumptions
Salaries increase rate	3.00%	3.00%	2.75%	2.75%
Pensions increase rate	0.75% – 3.75%	—	1.75%	1.75%
Early retirements pensions increase rate	2.00%	2.00%	—	—
Expected return of plan assets	5.25%	5.50%	5.25%	5.50%
Discount rate	4.75%	5.25%	4.75%	5.25%
Technical rate	3.00%	3.00%	—	—

Demographic assumptions
Mortality table
Men	GKF 95	GKF 95	TV 73/77 (adjusted)	TV 73/77
Women	GKF 95	GKF 95	TV 88/90	TV 73/77
Actuarial method		Project Unit Credit Method

In accordance with the accounting policy in Note 2.17, the discount rate used to calculate the actuarial present value of the pensions and health care defined benefits, is determined at the balance sheet date by reference to interest rates of high-quality corporate bonds. Taking into account the financial market conditions as at 31 December 2005, the Group decided to use a discount rate of 4.75% (2004: 5.25%). The change in the discount rate led to an increase of pension and health care liabilities in the amount of euro 133.8 million (2004: euro 53.0 million).

Additionally, after having analysed the results of a study made of the characteristics of current and former employees, the Group decided to change the mortality tables used in the calculation of the pension and health care liabilities. The change in the mortality tables led to an increase in pension and health care liabilities in the amount of approximately euro 82.3 million.

The contribution to SAMS is defined by this entity representing, as at 31 December 2004, 6.25% of staff costs. In 2005, this contribution rate changed to 6.5%.

As at 31 December 2005 and 2004, the number of employees covered by the plan is as follows:

	31.12.2005	31.12.2004

Employees	5 999	5 979
Pensioners	4 448	4 409
Widows and other direct relatives	842	824

Total	11 289	11 212

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

As at 31 December 2005 and 2004, the amounts recognised in the balance sheet are determined as follows:

	31.12.2005			31.12.2004

	Pension plans	Health-care plans	Total	Pension plans	Health-care plans	Total

(in thousands of euros)
Assets/ (liabilities) recognised in the balance sheet
Defined benefit obligation as at 31 December
Pensioners	(1 307 558)	(84 059)	(1 391 617)	(1 174 031)	(72 600)	(1 246 631)
Employees	(566 637)	(34 088)	(600 725)	(425 843)	(24 171)	(450 014)

	(1 874 195)	(118 147)	(1 992 342)	(1 599 874)	(96 771)	(1 696 645)
Fair value of plan assets as at 31 December	1 866 587	—	1 866 587	1 560 352	—	1 560 352

Unfunded liabilities	(7 608)	(118 147)	(125 755)	(39 522)	(96 771)	(136 293)
Unrecognised net actuarial losses at 31 December	641 391	41 226	682 617	499 712	22 555	522 267

Assets/(liabilities) recognized in the balance sheet as at 31 December	633 783	(76 921)	556 862	460 190	(74 216)	385 974

Asset/(liabilities) recognised in the balance sheet as at 31 December 2005 and 2004 are included under Other assets (see Note 33) and Other liabilities (see Note 41), respectively.

Additionally, for the insurance entities of the Group, Tranquilidade and Esumédica have transferred part of their liabilities to Tranquilidade Vida, through the acquisition of the life insurance policies. The number of pensioners covered by these policies is 472 (31 December 2004: 467), and the total liability amounts to  euro 17.9 million (31 December 2004: 17.7 million), which is included in insurance reserves, life insurance reserves of Tranquilidade Vida.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The changes in the defined benefit obligation can be analysed as follows:

	31.12.2005			31.12.2004

	Pension plans	Health-care plans	Total	Pension plans	Health-care plans	Total

(in thousands of euros)
Defined benefit obligation as at 1 January	1 599 874	96 771	1 696 645	1 467 335	87 403	1 554 738
Service cost	21 051	1 457	22 508	19 469	2 170	21 639
Interest cost	81 448	4 930	86 378	78 028	4 670	82 698
Plan participants’ contribution	2 837	—	2 837	2 430	—	2 430
Actuarial losses
– by changes in the mortality table	77 298	5 024	82 322	—	—	—
– by changes in the discount rate	125 753	8 005	133 758	49 937	3 078	53 015
– other actuarial losses	38 613	6 519	45 132	6 583	410	6 993
Benefits paid by the fund	(96 012)	—	(96 012)	(87 528)	—	(87 528)
Benefits paid by the Group	(124)	(5 895)	(6 019)	(953)	(5 126)	(6 079)
Curtailment losses related to early retirements	21 124	1 336	22 460	65 344	4 166	69 510
Other	2 333	—	2 333	(771)	—	(771)

Defined benefit obligation as at 31 December	1 874 195	118 147	1 992 342	1 599 874	96 771	1 696 645

From the total amount of curtailment losses related to early retirements occurred during 2005, the amounts of euro 3,738 thousand related to pensions and euro 205 thousand related to health-care benefits were recognised as a charge off of the restructuring provision (see Note 38).

The change in the fair value of the plan assets in 2005 and 2004 is analysed as follows:

	31.12.2005			31.12.2004

	Pension plans	Health care plans	Total	Pension plans	Health care plans	Total

(in thousands of euros)
Fair value of plan assets as at 1 January	1 560 352	—	1 560 352	1 410 930	—	1 410 930
Actual return on plan assets
Expected return on plan assets	77 526	—	77 526	72 172	—	72 172
Actuarial gains and (losses)	69 745	—	69 745	(975)	—	(975)
Employer contributions	251 665	—	251 665	163 324	—	163 324
Plan participants’ contribution	2 837	—	2 837	2 426	—	2 426
Benefits paid by the fund	(96 012)	—	(96 012)	(87 528)	—	(87 528)
Other	474	—	474	3	—	3

Fair value of plan assets as at 31 December	1 866 587	—	1 866 587	1 560 352	—	1 560 352

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The changes in the unrecognised net actuarial losses in 2005 and 2004 are analysed as follows:

	31.12.2005			31.12.2004

	Pension plans	Health care plans	Total	Pension plans	Health care plans	Total

	(in thousands of euros)
Unrecognised net actuarial losses as at 1 January	499 712	22 555	522 267	482 973	20 538	503 511
Actuarial (gains) and losses
– by changes in the mortality table	77 298	5 024	82 322	—	—	—
– by changes in the discount rate	125 753	8 005	133 758	49 937	3 078	53 015
– other actuarial (gains)/losses	(31 132)	6 519	(24 613)	7 558	410	7 968
Amortisation of the year	(26 414)	(695)	(27 109)	(40 426)	(1 471)	(41 897)
Additional amortisation (curtailment)	(3 826)	(182)	(4 008)	(330)	—	(330)

Unrecognised net actuarial losses as at 31 December	641 391	41 226	682 617	499 712	22 555	522 267

Of which:
– Within the corridor	186 963	11 706	198 669	158 286	9 458	167 744
– Outside corridor	454 428	29 520	483 948	341 426	13 097	354 523

From the amount of the additional amortisation (curtailment) resulting from early retirements occurred during 2005, the amounts of euro 277 thousand related to pensions and euro 13 thousand related to health-care benefits were recognised as a charge off of the restructuring provision (see Note 38).

The changes in unfunded liabilities during 2005 and 2004 are analyzed as follows:

	31.12.2005			31.12.2004

	Pension plans	Health care plans	Total	Pension plans	Health care plans	Total

(in thousands of euros)
Unfunded liabilities as at 1 January	39 522	96 771	136 293	56 405	87 403	143 808
Actuarial losses of projected benefit obligation	241 664	19 548	261 212	56 520	3 488	60 008
Actuarial (gains)/losses of plans assets	(69 745)	—	(69 745)	975	—	975
Charges for the year
– Service cost	21 051	1 457	22 508	19 469	2 170	21 639
– Interest cost	81 448	4 930	86 378	78 028	4 670	82 698
– Expected return on plan assets	(77 526)	—	(77 526)	(72 172)	—	(72 172)
– Curtailment losses related to early retirements	21 124	1 336	22 460	65 344	4 166	69 510
– Other	1 859	—	1 859	(770)	—	(770)
Contributions of the year and pensions paid by the Group	(251 789)	(5 895)	(257 684)	(164 277)	(5 126)	(169 403)

Unfunded liabilities as at 31 December	7 608	118 147	125 755	39 522	96 771	136 293

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The net periodic benefit cost can be analysed as follows:

	31.12.2005			31.12.2004

	Pension plans	Health care plans	Total	Pension plans	Health care plans	Total

	(in thousands of euros)
Service cost	21 051	1 457	22 508	19 469	2 170	21 639
Interest cost	81 448	4 930	86 378	78 028	4 670	82 698
Expected return on plan assets	(77 526)	—	(77 526)	(72 172)	—	(72 172)
Amortisation of the unrecognised net gain/(loss)	26 414	695	27 109	40 426	1 471	41 897
Curtailment losses related to early retirements	20 935	1 300	22 235	65 674	4 166	69 840
Other	—	—	—	(770)	—	(770)

Net periodic benefit cost	72 322	8 382	80 704	130 655	12 477	143 132

The curtailment losses related to early retirement include the effect of the additional amortisation.

The changes in assets / (liabilities) recognised in the balance sheet can be analysed as follows:

	31.12.2005			31.12.2004

	Pension plans	Health care plans	Total	Pension plans	Health care plans	Total

(in thousands of euros)
As at 1 January	460 190	(74 216)	385 974	426 568	(66 865)	359 703
Net period benefit cost	(72 322)	(8 382)	(80 704)	(130 655)	(12 477)	(143 132)
Charge-off of provisions	(4 015)	(218)	(4 233)	—	—	—
Contributions of the year and pensions paid by the Group	251 789	5 895	257 684	164 277	5 126	169 403
Other	(1 859)	—	(1 859)	—	—	—

As at 31 December	633 783	(76 921)	556 862	460 190	(74 216)	385 974

The real estate assets rented to the Group and securities issued by Group companies which are part of the pension fund assets are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Shares	53 411	47 072
Bonds	2 237	5 409
Real estate assets	120 417	108 348

	176 065	160 829

The shares held by the pension fund are 3.7 million shares of BES and 60 thousand shares of Sotancro (31 December 2004: 3.0 million shares of BES and 55 thousand shares of Esegur).

The bonds held by the pension fund have been issued by BESI.

During 2005 the Group sold to the pension fund: 16.5 million Government Bonds; 11.7 million investment fund units of Fungere; 3.3 million shares of Banco Bradesco; and 15 million shares of PT Multimédia (see Note 8). In 2005, the Group acquired from the Pension Fund 6.2 million shares of PT Multimédia.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

During 2004, the Group sold to the pension fund 10% of the equity pieces of the securitization transactions Lusitano Mortages No 1 and No. 2, and 35% of the residual note of the transaction Lusitano Global CDO No. 1 (see Note 8). Also during the year ended 31 December 2005, BESI sold the pension fund its stake in Sotancro, which generated a gain in the amount of euro 2.2 million.

Tranquilidade Seguros acquired from the pension fund of BES Group, 10% of the share capital of ES SAÚDE having increased the voting interest of the group from 41% to 51%.

SIBA

During 2000, the BES Group established a “Stock Based Incentive Scheme” (SIBA). This incentive scheme consists on the sale to BES Group employees of one or more blocks of BES ordinary shares with deferred settlement for a period that can vary between two to four years. During this period the employees are required to hold the shares, after which they are allowed to sell the shares in the market or, alternatively, have the option to sell back to BES at acquisition cost.

The main characteristics of each plan are presented as follows:

	Plan maturity (expected)	Number of shares at the grant date	Average strike price (Euros)	Number of shares as at 31 December 2005	Coverage by shares

Plan 2000
1st block	Expired (Dec-04)	548 389	17.37	—	—
2nd block	Expired (Dec-05)	1 279 576	17.37	—	—
Plan 2001
1st block	May-06	1 358 149	11.51	205 811	100%
2nd block	May-07	3 169 016	11.51	2 408 462	100%
Plan 2002
1st block	Apr-05	755 408	12.02	132 516	100%
2nd block	Apr-08	1 762 619	12.02	1 579 829	100%
Plan 2003
1st block	May-06	480 576	14.00	442 093	100%
2nd block	May-09	1 121 343	14.00	1 037 015	100%
Plan 2005
1st block	Dec-07	541 599	13.54	541 599	100%
2nd block	Dec-10	1 270 175	13.54	1 270 175	100%

The changes in the number of underlying shares to the outstanding plans during 2005 and 2004 were as follows:

	31.12.2005		31.12.2004

	Number of shares	Average price (Euros)	Number of shares	Average price (Euros)

Opening balance	7 991 482	12.54	8 358 605	12.24
Shares attributed	1 811 774	13.54	1 601 919	14.00
Shares sold(1)	(2 185 756)	13.17	(1 969 042)	12.47

Year-end balance	7 617 500	12.63	7 991 482	12.54

(1)	Includes shares sold in the market, after the exercise of the option of sell back to BES at acquisition cost and those that were effectively transferred to employees at the maturity of the plans.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The assumptions used in the initial valuation of each plan were the following:

	Plan 2005	Plan 2003	Plan 2002	Plan 2001	Plan 2000

Maturity
1st block	24 months	5 months	4 months	5 months	Expired
2nd block	60 months	41 months	28 months	17 months	Expired
Volatility	10%	11%	12%	12%	12%
Risk free interest rate
1st block	3.04%	2.63%	2.70%	4.38%	4.71%
2nd block	3.22%	3.52%	3.56%	5.01%	5.05%
Dividend yield	2.90%	2.90%	2.90%	2.90%	2.90%
Fair value at the grant date (thousands of euros)	2 305	2 137	2 830	6 530	3 056

The total costs recognised related to the plan are as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Total costs of the plans (see Note 12)	2 060	2 955

Stock-option plan

At 4 April 1999, the Company established a stock-option plan that entitles key management personnel to purchase ESFG shares. At 16 September 1999, a further grant on similar terms has been offered. In accordance with these plans, options are exercisable at an exercise price determined based on the market price of the shares at grant date.

As at 31 December 2005 and 2004, all options under the plan have already vested.

Considering the terms and conditions of the plans and ESFG’s informal practices of settling the options granted to employees in cash, they are accounted for as a cash-settled share-based payment arrangement, in accordance with the accounting policy described in Note 2.17. Therefore, the fair value of these options, determined at each balance sheet date, is recognised as a liability under other liabilities.

The number and weighted average exercise prices of share options is as follows:

	2005		2004

	Weighted average exercise price (in USD)	Number of options	Weighted average exercise price (in USD)	Number of options

Outstanding at the beginning of the period	15.92	2 055 000	15.92	2 200 000
Forfeited during the period		—		—
Exercised during the period	15.92	(250 000)	15.92	(145 000)
Granted during the period		—		—

Outstanding at the end of the period	15.92	1 805 000	15.92	2 055 000

Exercisable at the end of the period	15.92	1 805 000	15.92	2 055 000

The options outstanding at 31 December 2005 have an exercise price of USD 15.91670 and a weighted average contractual life of approximately 3 years.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The fair value of the outstanding options determined as at 31 December 2005 amounted to euro 15,442 thousand (31 December 2004: euro 17,534 thousand) which is recognised under Other liabilities (see Note 41).

The assumptions used in the valuation of the plans were the following:

	31.12.2005	31.12.2004

Volatility	12%	12%
Strike price (in USD)	15.9167	15.9167
Maturity	30.11.2008	30.11.2008
Dividend yield	0.56%	0.56%
Interest rate	4.37%	3.42%
Spot price (in USD)	24.60	26.14

Long-service benefits

As referred to in Note 2.17, for employees that achieve certain years of service, the Group pays long service premiums, calculated based on the effective monthly remuneration earned at the date the premiums are paid. At the date of early retirement or disability, employees have the right to a premium proportional to that they would earn if they remained in service until the next payment date.

At 31 December 2005 and 2004, the Group’s liability and costs incurred related to long-service benefits can be analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Liabilities as at 1 January	19 942	17 388
Costs of the year	3 834	3 148
Benefits paid	(1 734)	(594)

Liabilities as at 31 December	22 042	19 942

The actuarial assumptions used in the calculation of the liabilities are those presented for the calculation of pensions (when applicable). The liabilities as at 31 December 2005 and 2004 are recognised under Other liabilities (see Note 41).

As at 31 December 2005, the Group charged to staff costs the amount of euro 3,834 thousand (31 December 2004: euro 3,148 thousand) related to long-service benefits (see Note 12).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 14 — GENERAL AND ADMINISTRATIVE EXPENSES

This caption is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Rental costs	58 494	54 858
Communication costs	41 525	39 935
Travelling and representation costs	24 971	23 873
Advertising costs	43 080	39 555
Maintenance and related services	19 551	19 415
Insurance costs	6 858	7 006
Expenses with specialized services:
IT services	49 305	45 365
Independent work	13 263	13 814
Temporary work	6 944	7 512
Electronic payment systems	14 323	9 861
Advisory services	8 582	13 599
Other specialized services	42 971	34 625
Water, energy and fuel	7 953	6 889
Consumables	6 420	6 701
Transportation	5 573	4 980
Other costs	29 044	44 955

	378 857	372 943

The balance other specialised services includes, among others, costs with security and surveillance, information services, databases, temporary employees, judicial and legal services. The balance other costs includes values transport, training and costs with external supplies.

NOTE 15 — CLAIMS INCURRED NET OF REINSURANCE

Claims incurred net of reinsurance are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Claims incurred for the life business	608 662	508 120
Claims incurred for the non-life business	242 666	246 439

	851 328	754 559

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Concerning the life business, the claims incurred net of reinsurance are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Claims paid
Gross amount	606 271	522 755
Reinsurance share	(3 289)	(2 450)

	602 982	520 305

Change in claims outstanding reserve
Gross amount	4 815	(11 844)
Reinsurance share	865	(341)

	5 680	(12 185)

	608 662	508 120

Concerning the non-life business, the claims incurred net of reinsurance are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Claims paid
Gross amount	217 961	242 955
Reinsurance share	(13 747)	(17 462)

	204 214	225 493

Change in claims oustanding reserve
Gross amount	45 366	22 741
Reinsurance share	(6 914)	(1 795)

	38 452	20 946

	242 666	246 439

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The gross amount of claims paid and change in claims reserve for the non-life business are as follows:

	31.12.2005			31.12.2004

	Claims paid	Change in claims reserve	Total	Claims paid	Change in claims reserve	Total

	(in thousands of euros)
Direct business
Accident and health	66 278	12 718	78 996	74 564	(3 204)	71 360
Fire and other hazards	27 294	(288)	27 006	33 273	(2 042)	31 231
Motor	115 770	26 285	142 055	125 521	26 626	152 147
Maritime, airline and transportation	2 788	2 029	4 817	3 943	(294)	3 649
Third party liability	3 165	6 798	9 963	2 126	3 805	5 931
Credit and suretyship	1 155	(883)	272	—	—	—
Other	1 502	(1 275)	227	1 867	(1 123)	744
Reinsurance accepted	9	(18)	(9)	1 661	(1 027)	634

Total	217 961	45 366	263 327	242 955	22 741	265 696

NOTE 16 — CHANGE ON THE TECHNICAL RESERVES NET OF REINSURANCE

The change on the technical reserves net of reinsurance is analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Life business	35 700	548 362
Non-life business	321	(3 807)

	36 021	544 555

Concerning the life business, the changes on the technical reserves are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Change in life assurance reserve
Gross amount	27 075	220 363
Reinsurance share	(30)	49

	27 045	220 412

Reserve for bonus and rebates
Gross amount	12 995	22 114
Reinsurance share	(4 340)	(4 469)

	8 655	17 645

Change in the mathematical reserve for contracts where investment
risk is born by the policyholders	—	310 305

	35 700	548 362

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Concerning the non-life business, the changes on the technical reserves are analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Unexpired risks reserve	366	(4 440)
Others	(45)	633

	321	(3 807)

NOTE 17 — INSURANCE COMMISSIONS

The insurance commissions are analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Direct insurance commissions
Acquisition commissions and other costs	41 728	38 337
Change in deferred acquisition costs	867	120
Collection commissions	2 305	2 866
Reinsurance commissions	(12 477)	(11 428)

	32 423	29 895

NOTE 18 — EARNINGS PER SHARE

Basic earnings per share

Basic earnings per share, following the accounting policy described in Note 2.26, is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

	31.12.2005	31.12.2004

	(in thousands of euros)
Profit attributable to the equity holders of the company	71 829	6 850
Weighted average number of ordinary shares outstanding (thousands)	52 316	47 909

Basic earnings per share attributable to the equity holders of the Company (in euro)	1.37	0.14

Diluted earnings per share

The diluted earnings per share is calculated considering the profit attributable to the equity holders of the company and the weighted average number of ordinary shares outstanding and is adjusted for the effects of all dilutive potential ordinary shares.

	31.12.2005	31.12.2004

	(in thousands of euros)
Profit attributable to the equity holders of the company	71 829	6 850
Weighted average number of ordinary and potential shares outstanding (thousands)	52 989	48 589

Diluted earnings per share attributable to the equity holders of the Company (in euro)	1.36	0.14

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The weighted average number of ordinary and potential shares outstanding used to calculate the dilutive earnings per share considers the effect of the stock-option plan but do not consider the effect of the convertible bonds outstanding and of the warrants issued as they are non-dilutive.

NOTE 19 — CASH AND DEPOSITS AT CENTRAL BANKS

As at 31 December 2005 and 2004, this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Cash	233 127	262 975

Deposits at central banks
Bank of Portugal	696 395	714 379
Other central banks	84 418	31 922

	780 813	746 301

	1 013 940	1 009 276

The deposits at Central Banks include mandatory deposits with the Bank of Portugal intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of 1 December 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. As at 31 December 2005, these deposits have earned interest at an average rate of 2.07% (31 December 2004: 2.02%).

NOTE 20 — DEPOSITS WITH BANKS

As at 31 December 2005 and 2004, this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Deposits with banks in Portugal
Uncollected cheques	341 048	359 821
Repayable on demand	59 787	234 784
Other	109 095	59 907

	509 930	654 512

Deposits with banks abroad
Uncollected cheques	5 490	3 460
Repayable on demand	235 253	163 417
Other	19 561	—

	260 304	166 877

	770 234	821 389

Uncollected checks in Portugal and abroad were sent for collection during the first working days following the reference dates.

Other deposits with banks, in Portugal and abroad, mature within 3 months.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 21 — FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING

As at 31 December 2005 and 2004, this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Financial assets
Securities
Bonds and other fixed income securities
Issued by government and public entities	980 929	1 157 714
Issued by other entities	99 023	33 874
Shares	156 198	255 065
Other securities	572 797	319 389

Book value	1 808 947	1 766 042
Derivatives
Derivative financial instruments with positive fair value	1 186 326	588 435

	2 995 273	2 354 477

Financial liabilities
Derivatives
Derivative financial instruments with negative fair value	1 242 939	629 267
Short sales	1 344	—

	1 244 283	629 267

As at 31 December 2005, the acquisition cost of the securities held for trading amounted to euro 1,772,990 thousand (31 December 2004: euro 1,753,332 thousand).

The analysis of the securities held for trading by the period to maturity, is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	131 155	192 396
3 to 12 months	506 460	519 171
1 to 5 years	357 251	249 967
More than 5 years	85 086	230 054
Undetermined	728 995	574 454

	1 808 947	1 766 042

In accordance with the accounting policy described in Note 2.6, securities held for trading are those which are bought to be traded in the short-term, regardless of their maturity.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

As at 31 December 2005 and 2004, the balance of securities held for trading is analysed as follows:

	31.12.2005			31.12.2004

	Listed	Unlisted	Total	Listed	Unlisted	Total

(in thousands of euros)
Bonds and other fixed income securities
Issued by government and public entities	964 627	16 302	980 929	1 066 334	91 380	1 157 714
Issued by other entities	30 431	68 592	99 023	8 589	25 285	33 874
Shares	120 366	35 832	156 198	91 838	163 227	255 065
Other variable income securities	—	572 797	572 797	—	319 389	319 389

	1 115 424	693 523	1 808 947	1 166 761	599 281	1 766 042

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The balance derivative financial instruments, as at 31 December 2005 and 2004 is analysed as follows:

	31.12.2005			31.12.2004

Fair value
	Notional			Notional	Fair value
		Assets	Liabilities

(in thousands of euros)
Exchange rate contracts
Forward
– buy	23 974 495	252 562	232 167	16 418 593	(59 042)
– sell	23 850 850			16 479 334
Currency Swaps
– buy	784 351	1 232	3 694	6 424	(658)
– sell	785 687			7 075
Currency Futures	11 364	—	—	21 175	—
Currency Interest Rate Swaps
– buy	338 373	165 905	74 565	104 753	16 447
– sell	340 936			167 430
Currency Options	2 092 305	17 367	33 980	826 423	1 383

	52 178 361	437 066	344 406	34 031 207	(41 870)

Interest rate contracts
Forward Rate Agreements	491 750	12	191	86 125	(14)
Interest Rate Swaps	24 774 893	607 957	573 506	13 425 398	36 406
Swaption – Interest Rate Options	3 061 905	14 564	16 257	2 029 582	2 346
Interest Rate Caps & Floors	3 488 802	11 158	10 387	2 389 024	4 026
Interest Rate Futures	591 534	211	107	484 450	—
Bonds Options	132 532	2 960	60	132 532	(60)
Future Options	10 009 875	—	—	14 892 966	—

	42 551 291	636 862	600 508	33 440 077	42 704

Equity/index contracts
Equity / Index Swaps	1 528 356	38 956	35 823	914 323	17 563
Equity / Index Options	4 916 669	61 382	250 161	2 802 606	(59 575)
Equity / Index Futures	984 424	—	—	379 473	(517)

	7 429 449	100 338	285 984	4 096 402	(42 529)

Credit default contracts
Credit Default Swaps	1 644 833	12 060	12 041	1 939 074	863

	1 644 833	12 060	12 041	1 939 074	863

Total	103 803 934	1 186 326	1 242 939	73 506 760	(40 832)

As at 31 December 2005, the fair value of derivatives under liabilities includes the amount of euro 39,355 thousand related to the fair value of the embedded derivatives recognised in accordance with the accounting policy described in Note 2.4.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

As at 31 December 2005, the analysis of trading derivatives by the period to maturity is as follows:

31.12.2005

	Notional	Fair value

(in thousands of euros)
Up to 3 months	46 577 322	17 814
3 to 12 months	22 921 872	(34 222)
1 to 5 years	20 209 968	(10 028)
More than 5 years	14 094 772	(30 177)

	103 803 934	(56 613)

NOTE 22 — FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

This balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Bonds and other fixed income securities
Issued by government and public entities	182 828	—
Issued by other entities	2 736 956	—
Shares	341 400	—
Other variable income securities	460 924	—

Book Value	3 722 108	—

Acquisition cost	3 666 698	—

As at 31 December 2005, this balance includes securities designated by the Group at 1 January 2005, as financial assets at fair value through profit or loss, as a consequence of the adoption of IAS 39.

In light of IAS 39, the Group designated these financial assets as at fair value through profit or loss, in accordance with a documented risk management and investment strategy, considering that these financial assets (i) are managed and evaluated on a fair value basis and/or (ii) have embedded derivatives.

Until that date, these securities were included in the portfolio of available-for-sale financial assets, valued at acquisition cost net of provisions for unrealised losses, calculated as the difference between the acquisition cost and the market value. The financial assets held by the Group to cover policies with investment risk borne by the policyholders in the scope of the insurance activity, were also included in the portfolio of available-for-sale financial assets with changes in their fair value recognised directly through the income statement.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

As at 31 December 2005 and 2004, the analysis of the financial assets at fair value through profit or loss by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	101 783	—
3 to 12 months	500 689	—
1 to 5 years	734 216	—
More than 5 years	1 583 096	—
Undetermined	802 324	—

	3 722 108	—

Regarding listed or unlisted securities, the balance financial assets at fair value through profit or loss, is as follows:

	31.12.2005			31.12.2004

	Listed	Unlisted	Total	Listed	Unlisted	Total

(in thousands of euros)
Bonds and other fixed income securities
Issued by government and public entities	38 706	144 122	182 828	—	—	—
Issued by other entities	1 003 874	1 733 082	2 736 956	—	—	—
Shares	340 510	890	341 400	—	—	—
Other variable income securities	460 924	—	460 924	—	—	—

Book value	1 844 014	1 878 094	3 722 108	—	—	—

NOTE 23 — AVAILABLE-FOR-SALE FINANCIAL ASSETS

As at 31 December 2005 and 2004, this caption is analysed as follows:

Fair value reserve
	Amortised				Book
	cost(1)	Positive	Negative	Impairment	value

(in thousands of euros)
Bonds and other fixed income securities
Issue by government and public entities	925 380	12 496	(144)	(21)	937 711
Issue by others entities	3 313 477	14 276	(2 342)	(36 548)	3 288 863
Shares	1 519 390	33 088	(11 383)	(78 955)	1 462 140
Other securities	1 101 709	4 266	(4 331)	(15 978)	1 085 666

Balance as at 31 December 2004	6 859 956	64 126	(18 200)	(131 502)	6 774 380

Bonds and other fixed income securities
Issue by government and public entities	1 165 631	15 643	(6 780)	(359)	1 174 135
Issue by others entities	3 328 646	18 062	(10 118)	(10 367)	3 326 223
Shares	983 990	537 317	(11 516)	(47 950)	1 461 841
Other securities	795 721	32 792	(821)	(105 603)	722 089

Balance as at 31 December 2005	6 273 988	603 814	(29 235)	(164 279)	6 684 288

(1)	Or acquisition cost relating to shares and other variable income securities

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

From 1 January 2005, available-for-sale financial assets are measured at their fair value, in accordance with the accounting policy described in Note 2.6. Until that date, these assets were recognised (i) at acquisition cost net of provisions for unrealised losses, calculated as the difference between the acquisition cost and the market value, for the banking business, and at (ii) market value for the assets held to cover investment contracts for which investment risk is borne by the policyholders, for the insurance business.

The changes occurred in impairment losses of available-for-sale financial assets are presented as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 31 December	131 502	179 866
Impact of adoption of IAS 32 and IAS 39	142 849	—

Balance as at 1 January	274 351	179 866
Charge for the year	36 053	83 506
Charge off	(140 743)	(55 306)
Write back for the year	(12 111)	(75 542)
Exchange differences and other	6 729	(1 022)

Balance as at 31 December	164 279	131 502

The analysis of available-for-sale financial assets by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	195 572	181 855
3 to 12 months	396 588	328 528
1 to 5 years	1 656 670	1 943 383
More than 5 years	2 251 528	1 772 808
Undetermined	2 183 930	2 547 806

	6 684 288	6 774 380

The main contributions to the fair value reserve, as at 31 December 2005, can be analysed as follows:

Fair value reserve
	Acquisition				Market
	cost	Positive	Negative	Impairment	value

(in thousands of euros)
Portugal Telecom	326 182	21 743	—	—	347 925
Banco Bradesco	208 346	401 902	—	—	610 248
Bradespar	36 191	34 984	—	—	71 175
BMCE Bank	27 909	10 182	—	(3 917)	34 174
Novabase	16 310	2 007	—	(6 937)	11 380

	614 938	470 818	—	(10 854)	1 074 902

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 24 — LOANS AND ADVANCES TO BANKS

As at 31 December 2005 and 2004, this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Loans and advances to banks in Portugal
Inter-bank money market	112 979	17 949
Deposits	36 768	281 535
Loans	34 948	93 032
Other loans and advances	523	2 372

	185 218	394 888

Loans and advances to banks abroad
Deposits	1 968 152	2 651 591
Loans	102 219	65 507
Short term deposits	1 343 555	328 052
Sales with repurchase agreement	1 788 147	1 313 030
Other loans and advances	1 371	1 861

	5 203 444	4 360 041

Overdue loans and interest	398	—

	5 389 060	4 754 929
Provisions for impairment of loans and advances	(2 956)	(4 232)

	5 386 104	4 750 697

The main loans and advances to banks in Portugal, as at 31 December 2005, bore interest at an annual average interest rate of 2.71% (31 December 2004: 2.02%). Other loans and advances to banks abroad bear interest at international market rates where the Group operates.

The analysis of loans and advances to banks by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	4 365 089	4 484 711
3 to 12 months	328 165	179 349
1 to 5 years	275 835	29 733
More than 5 years	419 573	61 136
Undetermined	398	—

	5 389 060	4 754 929

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The changes occurred in provisions for impaired loans and advances to banks are presented as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 1 January	4 232	40 229
Charge of the year	1 191	11 359
Charge off	—	(46 782)
Write back of the year	(5 539)	(1 078)
Exchange differences and others	3,072	504

Balance as at 31 December	2 956	4 232

NOTE 25 — LOANS AND ADVANCES TO CUSTOMERS

As at 31 December 2005 and 2004, this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Domestic loans
Corporate
Commercial lines of credits	6 845 450	6 544 253
Loans	5 998 881	3 867 019
Finance leases	1 881 648	1 544 715
Discounted bills	1 459 934	1 540 533
Factoring	915 526	845 335
Other loans	507 461	657 171
Overdrafts	77 405	73 473
Retail
Mortgage loans	7 923 721	7 823 119
Consumer and other loans	1 520 757	1 419 727

	27 130 783	24 315 345

Foreign loans
Corporate
Loans	3 394 797	2 990 914
Commercial lines of credits	838 537	970 689
Other loans	405 583	139 131
Discounted bills	194 520	95 258
Finance leases	129 803	113 461
Overdrafts	42 606	38 175
Retail
Mortgage loans	456 173	381 967
Consumer and other loans	262 073	119 856

	5 724 092	4 849 451

Overdue loans and interest
Up to 90 days	66 028	85 728
More than 90 days	478 432	490 342

	544 460	576 070

	33 399 335	29 740 866
Provision for impaired loans and advances	(874 052)	(814 416)

	32 525 283	28 926 450

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

During September 2005, BES Group carried out a mortgage loans securitisation transaction (Lusitano Mortgages No.4) in the amount of euro 1,200 million (2004: euro 1,200 million – Lusitano Mortgages No.3) (see Note 47).

As at 31 December 2005, the balance loans and advances to customers includes an amount of euro 125,192 thousand (31 December 2004: euro 281,833 thousand) related to securitised loans following the consolidation of the securitisation vehicles, according to the accounting policy described in Note 2.2.

During 2005, BES Group sold overdue mortgage loans in the amount of euro 71 million (31 December 2004: euro 68.2 million).

The analysis of loans and advances to customers by period to maturity, as at 31 December 2005 and 2004, is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	6 730 050	6 356 053
3 to 12 months	5 409 510	5 208 189
1 to 5 years	6 016 853	5 554 322
More than 5 years	14 698 462	12 046 232
Undetermined	544 460	576 070

	33 399 335	29 740 866

The changes occurred in the provision for impaired loans and advances to customers are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 31 December	814 416	760 515
Impact of adoption IAS 32 and IAS 39 (see Note 50)	16 414	—

Balance as at 1 January	830 830	760 515
Charge of the year	277 766	275 341
Charge off	(187 258)	(176 302)
Amounts recovered during the year previously charged-off	20 187	25 562
Write back of the year	(66 699)	(65 652)
Unwind of discount	(11 180)	—
Exchange differences and others	10 406	(5 048)

Balance as at 31 December	874 052	814 416

Amounts recovered during the year related to loans previously written-off that were recovered during the year.

The unwind of discount represents the interest on overdue loans, recognised as interest and similar income, as impairment losses are calculated using the discounted cash flows method.

As at 31 December 2004, the balance of provision for impaired loans and advances includes the amount of euro 336,537 thousand related to the transfer of the general provision for credit risks, at transition date, booked in accordance with the previous accounting policies of the Group, which are described in Note 2.5.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The following table sets forth information about the Group’s impaired loans:

31.12.2005

(in thousands of euros)
Non-performing loans (a)	1 080 018
Impaired performing loans	2 331 317

Total impaired loans	3 411 335
Total non-impaired loans	29 988 000

33 399 335

Provision for impaired loans
– specific impairment	639 705
– collective impairment	234 347

874 052

Average balance of impaired loans during the year	3 494 530

Interest income on impaired loans	158 874

(a)
non-performing loans correspond to overdue loans and to the remaining principal amount (not yet due) of loans accounted for as overdue loans. From the total amount of non-performing loans, euro 477 million relate to mortgage loans to individuals.

Interest income on impaired loans includes the unwind of discount related to overdue loans and the interest income related to the impaired loans that are not overdue.

Loans and advances to customers by interest rate type is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Variable interest rate	27 953 115	25 768 136
Fixed interest rate	5 446 220	3 972 729

	33 399 335	29 740 865

During 2005 the average interest rate was approximately 4.36% (2004: 4.33%).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The analysis of finance leases by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Gross investment in finance leases, receivable:
Up to 1 year	896 482	711 003
From 1 to 5 years	1 991 898	1 438 033
More than 5 years	1 059 526	731 819

	3 947 906	2 880 855

Unearned future finance income on finance leases:
Up to 1 year	531 594	335 649
From 1 to 5 years	1 048 322	661 911
More than 5 years	356 539	225 119

	1 936 455	1 222 679

Net investment in finance leases:
Up to 1 year	364 888	375 354
From 1 to 5 years	943 576	776 122
More than 5 years	702 987	506 700

	2 011 451	1 658 176

NOTE 26 — HELD TO MATURITY INVESTMENTS

The balance held to maturity investments can be analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Bonds and other fixed income securities
Issued by government and public entities	606 676	445 971
Issued by other entities	52 896	49 599

	659 572	495 570
Impairment losses	(13)	(1 444)

	659 559	494 126

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The movement in impairment losses of held to maturity investments are analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Balance as at 31 December	1 444	2 211
Impact of adoption IAS 32 and IAS 39	(1 418)	—

Balance as at 1 January	26	2 211
Charge of the year	—	1
Write back of the year	—	(843)
Exchange differences and other	(13)	75

Balance as at 31 December	13	1 444

Until 31 December 2004, securities under the held to maturity portfolio were recognised as investment securities at cost less unrealised losses. As at 1 January 2005, those provisions for unrealised losses in the amount of euro 1,418 thousand were reversed in accordance with IAS 39, as they did not correspond to impairment losses.

The analysis of held to maturity investments by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	29 605	33 987
3 to 12 months	73 124	36 426
1 to 5 years	542 039	402 871
More than 5 years	14 804	22 286

	659 572	495 570

The fair value of held to maturity investments is presented in Note 49.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 27 — HEDGING DERIVATIVES

As at 31 December 2005 and 2004, the balance of hedging derivatives can be analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Hedging derivatives with positive fair value (assets)	124 260	249 200
Hedging derivatives with negative fair value (liabilities)	(111 098)	(240 100)

	13 162	9 100

Following the adoption of IAS 39 as at 1 January 2005, certain hedging transactions that were not complying with all the criteria required by that standard were reclassified to the trading portfolio. From 1 January 2005, the Group follows the criteria defined in IAS 39 when applying hedge accounting (see Note 2.4).

As at 31 December 2005, the fair value hedge relationships present the following features:

Derivative	Hedged item	Hedged risk	Notional	Fair value of derivative (2)	Changes in the fair value of the derivative in the year (2)	Hedged item fair value (1)	Changes in the fair value of the hedged item in the year (1)

	(in thousands of euros)
Currency Interest Rate Swaps	Deposits	FX and interest rate	644 726	32 602	27 608	(27 986)	(27 697)
Equity / Index Swaps	Bonds	Equity	117 276	7 447	7 552	(9 252)	(8 933)
Equity Swap	Bonds	Interest rate	8 477	(1 208)	244	1 336	127
FX Swap	Deposits	Interest rate	83 430	(1 574)	(792)	61	61
Index Swap	Bonds	Equity	100 662	(180)	(1 786)	52	52
Interest Rate Swaps	Deposits	Interest rate	19 553	4 662	1 299	(2 629)	746
Interest Rate Swaps	Loans	Interest rate	77 821	(4 787)	672	4 858	637
Interest Rate Swaps	Bonds	Interest rate	1 470 852	(23 800)	(5 149)	28 002	8 401

			2 522 797	13 162	29 648	(5 558)	(26 606)

(1)	Attributable to the hedged risk
(2)	Includes accrued interest

Changes in the fair value of the hedged items mentioned above and of the respective hedging derivatives are recognised in the income statement under other operating income. As at 31 December 2005, the ineffectiveness of the fair value hedge operations amounted to euro 1.8 million and was recognised in the income statement (see Note 11). The Group evaluates on an ongoing basis the effectiveness of the hedges.

The analysis of fair value hedge transactions by the period to maturity is as follows:

31.12.2005

	Notional	Fair value

(in thousands of euros)
Up to 3 months	152 052	269
3 to 12 months	177 701	5 664
1 to 5 years	1 678 804	19 398
More than 5 years	514 240	(12 169)

	2 522 797	13 162

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 28 — PROPERTY AND EQUIPMENT

As at 31 December 2005 and 2004 this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Property
Land and buildings	469 312	356 092
Improvements in leasehold property	180 995	156 932
Other	9 528	7 804

	659 835	520 828

Equipment
Computer equipment	267 867	257 091
Furniture	127 869	98 440
Fixtures	90 817	85 902
Security equipment	16 833	21 718
Office equipment	39 779	19 006
Motor vehicles	6 169	6 088
Other	13 210	6 714

	562 544	494 959

Other	5 601	1 997

	1 227 980	1 017 784

Work in progress
Land and buildings	70 957	15 923
Improvement in leasehold property	6 514	12 976
Computer equipment	5 822	6 571
Other	2 101	1 141

	85 394	36 611

Accumulated depreciation	(694 217)	(618 799)
Impairment losses	(1 302)	(1 753)

	(695 519)	(620 552)

	617 855	433 843

In accordance with the accounting policy described in Note 2.13, the Group concluded that there was an indication of impairment in relation to certain property and equipment. Therefore it has performed impairment tests for these assets and concluded that an accumulated impairment loss of euro 1,302 thousand should be recognised (31 December 2004: euro 1,753 thousand).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The movement in this balance was as follows:

				Work in
	Property	Equipment	Other	progress	Total

	(in thousands of euros)
Net balance as at 1 January 2004	314 870	81 721	698	27 478	424 767
Acquisitions	15 871	21 227	331	28 974	66 403
Depreciation of the year	(14 487)	(32 465)	(66)	—	(47 018)
Disposals	(7 542)	(1 120)	(63)	(413)	(9 138)
Transfers	9 737	7 619	18	(17 374)	—
Exchange differences and other	1 927	(1 638)	593	(2 053)	(1 171)

Net balance as at 31 December 2004	320 376	75 344	1 511	36 612	433 843
Business combinations	90 251	12 686	1 277	32 854	137 068
Acquisitions	7 687	22 402	110	61 670	91 869
Depreciation of the year	(16 864)	(32 688)	(370)	—	(49 922)
Disposals	(313)	(245)	—	(475)	(1 033)
Transfers	33 804	13 078	(147)	(46 735)	—
Exchange differences and other	(332)	4 804	1 458	100	6 030

Net balance as at 31 December 2005	434 609	95 381	3 839	84 026	617 855

Movements arisen from business combinations relate to ES SAÚDE and ROPSOH which were fully consolidated for the first time in 2005 (see Note 1).

NOTE 29 — INVESTMENT PROPERTY

Investment property is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Insurance activity	161 803	134 023
Real estate activity	4 935	5 504

	166 738	139 527

The movement in investment property for the year 2005, can be analysed as follows:

	31.12.2004	Acquisitions	Disposals	Unrealised gains	31.12.2005

	(in thousands of euros)
Insurance activity	134 023	25 008	(3 584)	6 356	161 803
Real estate activity	5 504	—	(665)	96	4 935

	139 527	25 008	(4 249)	6 452	166 738

The unrealised gains in the amount of euro 6,452 thousand were recognised in the income statement for the year ended 31 December 2005.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 30 — INTANGIBLE ASSETS

As at 31 December 2005 and 2004, this balance is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Goodwill	92 188	2 458

Internally developed
Software	7 525	—

Acquired to third parties
Software	438 084	428 447
Other	43 123	83 017

	481 207	511 464

Work in progress	21 500	19 833

	602 420	533 755
Accumulated amortisation	(421 889)	(450 005)

	180 531	83 750

Goodwill, recognised in accordance with the accounting policy described in Note 2.2, is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
HOSPOR	83 476	—
BESPAR (see Note 1)	5 960	—
Other	2 752	2 458

	92 188	2 458

As referred to in Note 1, at the end of December 2005 the Group acquired 90% interest in HOSPOR through ROPSOH. Due to the fact that this transaction occurred near the year end, it was accounted for on a provisional basis in accordance with IFRS 3. The details of the assets and liabilities acquired are shown in Note 48.

The balance internally developed – software includes the costs incurred by the Group in the development and implementation of software applications that will generate economic benefits in the future (see Note 2.13).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The movement in this balance was as follows:

	Goodwill	Software	Other	Total

(in thousands of euros)
Net balance as at 1 January 2004	—	96 877	12 605	109 482
Acquisitions:
Acquired to third parties	2 458	38 797	11 823	53 078
Amortisation of the year	—	(61 236)	(14 276)	(75 512)
Disposals	—	(664)	(291)	(955)
Transfers	—	(451)	451	—
Exchange differences and other	—	(240)	(2 103)	(2 343)

Net balance as at 31 December 2004	2 458	73 083	8 209	83 750
Business combinations	—	—	2 859	2 859
Acquisitions:
Internally developed	—	8 825	—	8 825
Acquired to third parties	89 730	36 517	6 132	132 379
Amortisation of the year		(45 491)	(1 855)	(47 346)
Disposals	—	(4 138)	(66)	(4 204)
Transfers	—	1 168	(1 168)	—
Exchange differences and other	—	11 954	(7 686)	4 268

Net balance as at 31 December 2005	92 188	81 918	6 425	180 531

Movements arising from business combinations relates to ES SAÚDE and ROPSOH which were fully consolidated for the first time in 2005 following the acquisition occurred in the year (see Note 1).

NOTE 31 — INVESTMENTS IN ASSOCIATES

The financial information concerning associates, are presented in the following table:

	Assets		Liabilities		Equity		Income		Profit/(loss) for the year		Acquisition cost

	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004

(in thousands of euros)
EUROP ASSISTANCE	23 892	21 608	15 693	13 979	8 199	7 629	21 636	19 854	1 060	1 011	1 147	1 147
ES SAUDE	—	107 003	—	71 043	—	35 960	—	28 349	—	(1 982)	—	20 500
ESEGUR	40 675	38 642	31 793	31 010	8 882	7 632	53 701	51 400	4 134	3 466	2 134	2 134
LOCARENT	134 933	34 379	133 929	32 994	1 004	1 385	18 070	1 959	(2 381)	(2 005)	1 617	1 617
SOTANCRO	83 464	78 326	63 054	62 091	15 499	16 235	63 216	57 764	976	1 258	2 843	3 018
Other	22 302	18 871	11 081	5 373	11 221	13 498	8 599	4 320	(1 083)	1 371	18 874	20 636

											26 615	49 052

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

	% held		Book value		Share of profit of associates

	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004

	(in thousands of euros)
EUROP ASSISTANCE	47,00%	47,00%	3 853	3 586	667	564
ES SAUDE a)	—	41,00%	—	14 117	—	(575)
ESEGUR	34,00%	34,00%	3 020	2 595	1 406	1 178
LOCARENT	45,00%	45,00%	453	624	(1 071)	(902)
SOTANCRO	49,00%	55,00%	7 594	8 338	494	692
Other	—	—	6 238	7 605	373	177

			21 158	36 865	1 869	1 134

a)	In 2005 an additional 10% was acquired and ES Saúde became a subsidiary (see Note 1)

The movement in this balance is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 1 January	36 865	25 425
Business combination	(13 911)	7 144
Disposals	(4 074)	(10 795)
Acquisitions	3 859	13 601
Share of profit of associates	1 869	1 134
Impairment reversal	—	2 385
Dividends received	(1 079)	(1 761)
Exchange differences and other	(2 371)	(268)

Balance as at 31 December	21 158	36 865

The movement arising from business combination is net of the impact of ES SAÚDE, which following an acquisition of a further 10% voting rights is fully consolidated from 2005. In 2004 this company was included in the consolidated financial statements under the equity method applicable to associated companies.

NOTE 32 — TECHNICAL RESERVES

The direct insurance and reinsurance ceded technical reserves are analysed as follows:

	31.12.2005			31.12.2004

	Direct	Reinsurance		Direct	Reinsurance
	insurance	ceded	Total	insurance	ceded	Total

(in thousands of euros)
Unearned premiums reserve	138 944	11 486	127 458	140 276	11 643	128 633
Life mathematical reserve	4 045 697	303	4 045 394	5 346 480	272	5 346 208
Claims oustanding reserve	565 329	43 434	521 895	504 836	37 385	467 451
Unexpired risks reserve	3 863	—	3 863	3 496	—	3 496
Equalisation reserve	—	—	—	665	—	665
Reserve for bonus and rebates	23 724	3 369	20 355	32 634	3 304	29 330

	4 777 557	58 592	4 718 965	6 028 387	52 604	5 975 783

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The life mathematical reserve is analysed as follows:

	31.12.2005			31.12.2004

	Direct	Reinsurance		Direct	Reinsurance
	insurance	ceded	Total	insurance	ceded	Total

	(in thousands of euros)
Annuities	61 731	—	61 731	52 144	—	52 144
Saving contracts with profit sharing	3 983 966	303	3 983 663	3 956 715	272	3 956 443
Saving contracts without profit sharing	—	—	—	437 872	—	437 872
Life insurance policies where investment risk is borne by policyholders	—	—	—	899 749	—	899 749

	4 045 697	303	4 045 394	5 346 480	272	5 346 208

In accordance with IFRS 4, adopted from 1 January 2005, the contracts issued by the Group for which there is only a transfer of financial risk, with no discretionary profit sharing, are classified as investment contracts and accounted for as financial liabilities. On that basis, as at 31 December 2005, the contracts for which the investment risk is borne by the policyholder and the financial contracts with fixed rate were classified and included under investment contracts (see Note 37).

The claims outstanding reserve by line of business is analysed as follows:

	31.12.2005			31.12.2004

	Direct	Reinsurance		Direct	Reinsurance
	insurance	ceded	Total	insurance	ceded	Total

	(in thousands of euros)
Life	37 636	1 718	35 918	32 556	2 584	29 972
Workers compensation (mathematical reserve)	128 053	—	128 053	116 205	514	115 691
Workers compensation (not related to life pensions)	44 532	15	44 517	37 972	—	37 972
Accidents and health	13 930	967	12 963	9 466	525	8 941
Fire and other hazards	30 274	7 630	22 644	30 577	9 890	20 687
Motor	282 597	20 419	262 178	256 523	17 197	239 326
Maritime, airline and transportation	6 659	3 655	3 004	4 644	2 363	2 281
Third parties liabilities	19 026	8 528	10 498	12 202	3 388	8 814
Credit and suretyship	1 793	87	1 706	2 588	83	2 505
Other	829	415	414	2 103	841	1 262

	565 329	43 434	521 895	504 836	37 385	467 451

The claims outstanding reserve represents unsettled claims occurred before the balance sheet date and includes an estimated provision in the amount of euro 38,289 thousand (31 December 2004: euro 34,118 thousand), for claims incurred before 31 December 2005, but not reported (IBNR).

Included in the amount of claims outstanding for workers compensation is euro 110,404 thousand (31 December 2004: euro 109,439 thousand), relating to the mathematical reserve for workers compensation.

The mathematical reserve for workers’ compensation include an amount of euro 10,709 as a result of the liability adequacy test (see Note 49).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Additionally, mathematical reserve for workers’ compensation also includes an accrual related with the present value of the future contributions to Workers Compensation Fund (FAT) in the amount of euro 6,940 thousand (31 December 2004: euro 6,766 thousand).

The claims outstanding reserve also include an estimation of future costs related with the settlement of pending claims (expense reserve), both-declared and non-declared, in the amount of euro 9,971 thousand (2004: euro 10,851 thousand).

The movements on the claims outstanding reserve of direct insurance business are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 1 January	504 836	488 100
Plus incurred claims
Current year	938 763	732 595
Prior years	14 269	53 782
Less paid related to
Current year	(770 669)	(621 336)
Prior years	(121 870)	(148 305)

Balance as at 31 December	565 329	504 836

The reserve for bonus and rebates corresponds to the amounts attributed to policyholders or beneficiaries of insurance and investment contracts with profit sharing, in the form of profit participation, which have not yet been specifically allocated and included in the life mathematical reserve.

The movement in the reserve for bonus and rebates for the years ended 31 December 2005 and 2004 is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 1 January	32 634	10 700
Amounts paid	(12 271)	(10 245)
Estimated attributable amounts	3 361	32 179

Balance as at 31 December	23 724	32 634

Reserve for bonus and rebates includes the shadow adjustment that corresponds to an estimation of the unrealised gains and losses on the assets covering liabilities arising out from insurance and investment contracts with discretionary participation features, to the extent that it is expected that policyholders will participate on those unrealised gains and losses when they became realised in accordance with the terms of the contracts and applicable legislation. The total amount of the shadow adjustment is euro 1,740 thousand.

Life mathematical reserve includes an amount of euro 13,989 thousand, as a result of the Liability adequacy test. This test was performed based on the best estimate assumptions (see Note 49).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 33 — OTHER ASSETS

As at 31 December 2005 and 2004, the balance other assets is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Debtors
Deposits placed with option contracts	142 997	3 708
Deposits placed with futures contracts	98 580	57 817
Recoverable government subsidies on mortgage loans	39 934	43 691
Debtors for unrealized capital in subsidiaries	23 072	—
Collateral deposits placed	19 683	39 718
Loans to companies in which the Group has a minority interest	34 066	79 095
Public sector	24 141	21 166
Debtors from the banking business	156 246	45 539
Debtors from the insurance business	26 721	32 342
Debtors from medical services business	34 133	—
Sundry debtors	2 857	18 516

	602 430	341 592
Impairment losses on debtors	(14 593)	(13 388)

	587 837	328 204

Debtors arising out of direct insurance operations	61 797	72 397
Debtors arising out of reinsurance operations	7 372	7 925

	69 169	80 322
Impairment losses on debtors arising out of direct insurance and of reinsurance operations	(8 644)	(10 937)

	60 525	69 385

Other assets
Gold, other precious metals, numismatics and other liquid assets	53 154	28 240
Other assets	76 682	43 223

	129 836	71 463

Accrued income	25 216	45 526

Prepayments and deferred costs	79 270	30 679

Deferred acquisition costs	24 666	25 960

Other sundry assets
Foreign exchange transactions pending settlement	20 927	2 942
Stock exchange transactions pending settlement	9 290	367 687
Other transactions pending settlement	18 416	28 722

	48 633	399 351

Assets received as a recovery of non-performing loans	82 889	154 846
Impairment losses on these assets	(8 169)	(15 117)

	74 720	139 729

Assets recognised on pensions (see Note 13)	633 783	460 190

Total	1 664 486	1 570 487

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Debtors from medical services business are debtors arising from the medical services provided by the newly acquired subsidiaries (see Note 48).

As at 31 December 2005, the balance prepayments and deferred costs include the amount of euro 57,838 thousand related to the difference between the nominal amount of loans granted to Group’s employees under the collective labour agreement for the banking sector (ACT) and their respective fair value at grant date, calculated in accordance with IAS 39. This amount is charged to the income statement over the lower period between the  (i) remaining maturity of the loan granted, and the (ii) estimated remaining service life of the employee.

Deferred acquisition costs relate to the insurance business and can be analysed as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Non-life insurance business	24 666	25 533
Life insurance business	—	427

	24 666	25 960

The movements on the deferred acquisition costs for the non-life business are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Deferred acquisition costs as at 1 January	25 533	25 500
Acquisition costs of the year	24 666	25 533
Acquisition costs amortisation	(25 533)	(25 500)

Deferred acquisition costs as at 31 December	24 666	25 533

Stock exchange transactions pending settlements (see Note 40) represent the net balance of the acquisition and disposal orders issued by the Group subsidiaries pending settlement.

The balance of impairment losses is presented as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Impairment losses on:
Debtors	14 593	13 388
Debtors arising out of direct insurance and reinsurance operations	8 644	10 937
Assets recovered from non-performing loans	8 169	15 117

	31 406	39 442

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Changes in the referred impairment losses are presented as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Balance as at 1 January	39 442	44 128
Business combinations	2 874	—
Charge of the year	8 326	9 441
Charge off	(8 259)	(4 438)
Write back of the year	(9 591)	(9 082)
Exchange differences and other	(1 386)	(607)

Balance as at 31 December	31 406	39 442

NOTE 34 — DEPOSITS FROM BANKS

The balance deposits from banks is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Domestic
Loans	1 063 076	739 882
Inter-bank Money Market	139 119	107 371
Deposits	107 028	59 816
Very short terms funds	17 983	68 929
Repurchase agreements	—	150 000
Other funds	2 739	8 107

	1 329 945	1 134 105

International
Deposits	3 172 253	2 496 256
Loans	1 660 861	1 775 508
Very short terms funds	70 838	197 129
Repurchase agreements	325 797	55 431
Other funds	91 245	210 958

	5 320 994	4 735 282

	6 650 939	5 869 387

The analysis of deposits from banks by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	2 848 525	2 777 756
3 to 12 months	697 711	845 769
1 to 5 years	2 079 852	1 445 742
More than 5 years	1 024 851	800 120

	6 650 939	5 869 387

During 2005 the average interest rate was approximately 3.26% (2004: 2.49%).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 35 — DUE TO CUSTOMERS

The balance due to customers is analysed as follows:

	31.12.2005	31.12.2004

Repayable on demand	(in thousands of euros)
Demand deposits	7 974 557	8 428 674

Time deposits
Time deposits	7 192 524	7 091 278
Notice deposits	1 226	5 292
Other	53 283	—

	7 247 033	7 096 570

Savings accounts
Pensioners	222 855	268 239
Emigrants	6 676	792
Other	2 008 586	1 905 745

	2 238 117	2 174 776

Other funds
Assets sold under repurchase agreement	1 486 553	1 282 180
Other	631 035	185 689

	2 117 588	1 467 869

	19 577 295	19 167 889

The analysis of the amounts due to customers by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Repayable on demand	7 974 557	8 428 674

With agreed maturity:
Up to 3 months	8 396 978	7 656 747
1 to 12 months	2 497 436	1 665 613
1 to 5 years	657 619	1 068 096
More than 5 years	177 757	348 759

	19 704 347	19 167 889

During 2005 the average interest rate was approximately 1.71% (2004: 1.61%).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 36 — DEBT SECURITIES ISSUED

The balance debt securities issued is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Euro Medium Term Notes	7 271 024	5 074 885
Cash bonds	2 900 804	2 167 993
Certificates of deposits	3 784 415	2 251 337
Convertible bonds	38 368	307 255
Other bonds issued	954 203	579 973

	14 948 814	10 381 443

In accordance with the accounting policy described in Note 2.10, the convertible bonds are treated, from  1 January 2005, with the adoption of IAS 32, as compound financial instruments as they contain both a debt and an equity component.

As of 1 January 2005, the Group estimated the equity component and concluded that an amount of euro 3,188 thousand should be recognised in equity (see Note 50). From that date, the debt component is accounted for at amortised cost, being the interest recognised in the income statement calculated based on the interest rate used to determine the initial amount of the liability (euro 200 million issue: 5.04% and euro 110 million issue: 5.99%).

During 2005, ESFG repurchased on the market the Euro 110,000,000 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated 7 February 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). The bonds were issued at 90% of their principal amount. The bonds were repurchased at an average of 102.75% of nominal value. In accordance with the accounting policy described in Note 2.8, the difference between the carrying amount and the acquisition cost, totalling euro 7,004 thousand, was taken to income.

Also during 2005, ESFG repurchased on the market euro 161,607 thousand of the euro 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated 12 November 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from 24 December 2001 to 6 November 2006 into Ordinary Shares at an initial conversion price of euro 21.6852 per Ordinary Share or ADS. Interest is payable annually on 13 November each year. None of the bonds have been converted to date. In accordance with the accounting policy described in Note 2.8, following the referred repurchase the difference between the carrying amount and the acquisition cost, totalling euro 10,154 thousand, was taken to income.

On 15 November 2005, ESFG issued the euro 500,000,000 Fixed Rate Step-Up Notes due 2024 with 10,000 warrants. Each of these Notes, will bear interest at the rate of 3.55% until 15 November 2010 and 5.05% from then on. Each warrant entitles the holder to subscribe euro 50,000 to acquire fully paid up shares of Euro 10.0 each of ESFG at an initial exercise price of euro 24.50 per share. The rights under the warrants are exercisable from and including 26 December 2005 up to the close of business on 8 November 2025. The notes and warrants may not be detached or traded separately prior to 15 November 2006. Unless previous redeemed, or repurchased and cancelled, the Notes will be redeemed at their principal amount on 15 November 2025.

In the light of IAS 32, the warrants issued correspond to an equity instrument and therefore are recognised in equity and the Notes correspond to a debt instrument and are recognised as a liability.

The value attributable to the warrants upon the initial recognition was calculated by deducting, at inception, the fair value of the Notes from the par value of the instrument as a whole, the fair value attributable to

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

the Notes being calculated as the present value of the contractual future cash flows discounted at a rate of interest, determined at inception, based on comparable Notes providing substantially the same cash flows, on the same terms, but without the detachable warrants. On this basis, the Group recognised in equity the amount of euro 118,570 thousand related to the warrants and an amount of euro 381,430 thousand as a liability, corresponding to the respective fair value at the date of issue.

After its initial recognition, the liability will accrue interest at an effective interest rate of 6.7%, which was the rate used to fair value the liability at the inception.

During the year ended 31 December 2005, the Group has issued debt securities amounting to euro 6,581.0 million (31 December 2004: 3,218.2 million), of which euro 1,766.0 million (31 December 2004: 1,618.5 million) were reimbursed.

The analysis of debt securities issued by the period to maturity is as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Up to 3 months	3 765 107	2 150 082
1 to 12 months	1 578 413	1 324 907
1 to 5 years	6 254 374	5 022 570
More than 5 years	3 350 920	1 883 884

	14 948 814	10 381 443

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The main characteristics of debt securities issued are presented as follows:

			31.12.2005

Entity	Designation	Ccy	Issue Date	Net book Value	Maturity	Interest Rate

BES	Certificates of deposit	EUR	2003 – 2005	3 530 013	2006 – 2007	1,08% – 4,53%
BES	Cash Bonds BES Multivalor March 2003	a) EUR	2003	3 219	2006	d)
BES	Cash Bonds BES Cabaz Gás Natural July 2003	a) EUR	2003	1 138	2006	f)
BES	Cash Bonds BES índices Mundiais – September 2003	a) EUR	2003	3 650	2006	c)
BES	Cash Bonds BES Indice Sectoriais October 2003	a) EUR	2003	3 622	2006	DJ Index Basket
BES	Cash Bonds BES Indice Sectoriais November 2003	a) EUR	2003	2 828	2006	DJ Index Basket
BES	Cash Bonds BES Indice Sectoriais January 2004	a) EUR	2004	1 712	2007	DJ Index Basket
BES	Cash Bonds BES Target 8,5% January 2004	a) EUR	2004	19 750	2009	Indexed to Euribor 12 months
BES	Cash Bonds BES Target 8,5% February 2004	a) EUR	2004	13 783	2009	Indexed to Euribor 12 months
BES	Cash Bonds BES Investimento Global	a) EUR	2004	1 889	2007	g)
BES	Cash Bonds BES Target 14,5% April 2004	a) EUR	2004	4 748	2014	Indexed to Euribor 12 months
BES	Cash Bonds BES Target 14,5% May 2004	a) EUR	2004	4 976	2014	Indexed to Euribor 12 months
BES	Cash Bonds BES Set UP Global – May 2004	a) EUR	2004	653	2007	c)
BES	Cash Bonds BES Set UP Global – Junho 2004	a) EUR	2004	935	2007	c)
BES	Cash Bonds BES Libor Invest	a) USD	2004	1 735	2009	Indexed to US Libor 3 month
BES	Cash Bonds BES índices Mundiais – July 2004	a) EUR	2004	1 369	2007	c)
BES	Cash Bonds BES Target 11% Eurostoxx 50 October 2004	a) EUR	2004	2 689	2012	Indexed to DJ Eurostoxx 50
BES	Cash Bonds BES Libor Nov 04	a) USD	2004	790	2008	Indexed to US Libor 6 months
BES	BES 12/01/2009	a) USD	2005	937	2009	Indexed to US Libor 6 months
BES	BES CHINA FEB05	a) EUR	2005	7 432	2008	Indexed to FSTE/Xinhua China 25 Index
BES	BES TARGET 10%	EUR	2005	4 978	2013	Fixed – 5,00%
BES	Cash Bonds BIC 99 – 3rd Serie	EUR	1999	24 005	2008	Fixed – 2,80%
BES	Cash Bonds BIC TOP 2006	a) EUR	2003	4 925	2006	n)
BES	Cash Bonds BIC CAPITAL MAIS – March 2007	a) EUR	2004	7 271	2007	h)
BES	BIC EURO 4%	EUR	2005	3 211	2007	Fixed – 4,00%
BES	BIC EURO VALOR	EUR	2005	35 014	2010	Fixed – 4,25%
BES	BIC GLOBAL IND	EUR	2005	6 568	2010	m)
BES	BIC SNOWBL APR0	EUR	2005	37 796	2012	Indexed to Euribor 6 months
BES	Cash Bonds TOP BIC SELECÇÃO	a) EUR	2004	5 290	2007	Indexed to a fund basket
BES SFE	Cash Bonds BES-SFE 27/11/2008	a) EUR	2003	45 463	2008	Indexed to CMS 10 years EUR
BES (Cayman)	BES CAYMAN 3,63% 11/15/04	EUR	2001	25 000	2006	Fixed – 4,66%
BES (Cayman)	BES CAYMAN – Zero Cupon	EUR	2002	49 389	2027	Zero Coupon – Effective rate 5.90%
BES (Cayman)	BES CAYMAN – Zero Cupon	EUR	2002	81 347	2027	Zero Coupon – Effective rate 5.90%
BES (Cayman)	BES CAYMAN – Zero Cupon	EUR	2002	104 107	2027	Zero Coupon – Effective rate 5.74%
BES (Cayman)	BES CAYMAN 4,82% 01/28/13	USD	2003	63 575	2013	Fixed – 4,82%
BES (Cayman)	BES CAYMAN – Zero Cupon	EUR	2003	61 124	2028	Zero Coupon – Effective rate 5.50%
BES (Cayman)	BES CAYMAN – MIX	a) EUR	2003	181	2006	d)
BES (Cayman)	BES CAYMAN – Zero Cupon	EUR	2003	11 592	2028	Zero Coupon – Effective rate 5.75%
BES (Cayman)	BES CAYMAN Step Up 08/27/13	EUR	2003	75 000	2013	StepUp (1° cupão 3,00%)
BES (Cayman)	BES CAYMAN Step Up 09/02/13	EUR	2003	75 000	2013	StepUp (1° cupão 3,00%)
BES (Cayman)	BES CAYMAN Step Up 09/16/13	EUR	2003	75 000	2013	StepUp (1° cupão 2,90%)
BES (Cayman)	BES CAYMAN – Zero Cupon	USD	2003	264	2019	Zero Coupon – Effective rate 5.72%
BES (Cayman)	BES CAYMAN Step Up 10/07/13	EUR	2003	75 000	2013	StepUp (1° cupão 3,10%)
BES (Cayman)	BES CAYMAN – Zero Cupon	EUR	2003	70 791	2028	Zero Coupon – Effective rate 5.81%
BES (Cayman)	BES CAYMAN – FIXED NOTE	EUR	2003	22 579	2013	Up-front coupon
BES (Cayman)	BES CAYMAN – FIXED NOTE	EUR	2004	10 438	2014	Up-front coupon
BES (Cayman)	BES CAYMAN – FIXED NOTE	EUR	2004	26 129	2014	Up-front coupon
BES (Cayman)	BES CAYMAN – FIXED NOTE	EUR	2004	6 257	2014	Up-front coupon
BES (Cayman)	BES CAYMAN – FIXED NOTE	EUR	2004	5 214	2014	Up-front coupon
BES (Cayman)	BES CAYMAN – 4% Mais R.E.	a) EUR	2004	4 805	2009	Indexed to Euribor 6 months
BES (Cayman)	BES CAYMAN – 4% Mais R.E.	a) EUR	2004	1 820	2009	Indexed to Euribor 6 months
BES (Cayman)	BES CAYMAN – 4% Mais R.E.	a) EUR	2004	691	2009	Indexed to Euribor 6 months
BES (Cayman)	BES CAYMAN Step Up 06/30/08	USD	2005	2 105	2008	StepUp (1st coupon 4,00%)
BES (Cayman)	BES CAYMAN Step Up 07/11/08	USD	2005	2 036	2008	StepUp (1st coupon 3,60%)
BES (Cayman)	BES CAYMAN Step Up 08/08/08	USD	2005	1 793	2008	StepUp (1st coupon 3,60%)
BES (Cayman)	BES CAYMAN Step Up 08/09/08	USD	2005	723	2008	StepUp (1st coupon 3,75%)
BES (Cayman)	BES CAYMAN Step Up 10/14/08	USD	2005	2 047	2008	StepUp (1st coupon 3,75%)
BES (Cayman)	BES CAYMAN Step Up 11/10/08	USD	2005	1 687	2008	StepUp (1st coupon 3,75%)
BES (Cayman)	BES CAYMAN Step Up 12-15-08	USD	2005	1 804	2008	StepUp (1st coupon 4,25%)
BES (Cayman)	Bonds – Index Nikkei 225	USD	2000	(1 193)	2009	Indexed to Nikkei 225
BES (Cayman)	BIC CAYMAN 1 2001	EUR	2001	50 000	2008	Fixed – 5,48%
BES (Cayman)	BIC CAYMAN 2 2001	EUR	2001	50 000	2011	Fixed – 5,68%
BES (Cayman)	BIC CAYMAN 3 2001	EUR	2001	50 000	2008	Fixed – 5,40%
BES (Cayman)	BIC CAYMAN 4 2001	EUR	2001	13 000	2008	Fixed – 5,46%
BES (Cayman)	BIC CAYMAN 5 2001	EUR	2001	50 000	2008	Fixed – 5,48%
BES (Cayman)	BIC CAYMAN 6 2001	EUR	2001	50 000	2009	Fixed – 5,43%
BES (Cayman)	BIC CAYMAN 7 2001	EUR	2001	50 000	2009	Fixed – 5,41%
BES (Cayman)	BIC CAYMAN 8 2001	EUR	2001	50 000	2009	Fixed – 5,45%
BES (Cayman)	BIC CAYMAN 9 2001	EUR	2001	—	2009	Fixed – 5,42%
BES (Cayman)	BIC CAYMAN 10 2001	EUR	2001	50 000	2010	Fixed – 5,53%
BES (Cayman)	BIC CAYMAN 11 2001	EUR	2001	50 000	2010	Fixed – 5,57%
BES (Cayman)	BIC CAYMAN 12 2001	EUR	2001	50 000	2010	Fixed – 5,58%
BES (Cayman)	BIC CAYMAN 13 2001	EUR	2001	50 000	2010	Fixed – 5,73%
BES (Cayman)	BIC CAYMAN 14 2001	EUR	2001	50 000	2011	Fixed – 5,80%
BES (Cayman)	BIC CAYMAN 15 2001	EUR	2001	50 000	2011	Fixed – 5,79%
BES (Cayman)	BIC CAYMAN 16 2001	EUR	2001	50 000	2011	Fixed – 5,90%
BES (Cayman)	BIC CAYMAN 17 2001	EUR	2001	50 000	2012	Fixed – 5,89%
BES (Cayman)	BIC CAYMAN 18 2001	EUR	2001	50 000	2012	Fixed – 5,83%
BES (Cayman)	BIC CAYMAN 19 2001	EUR	2001	50 000	2012	Fixed – 5,96%
BES (Cayman)	BIC CAYMAN 20 2001	EUR	2001	50 000	2012	Fixed – 5,94%
BES (Cayman)	BIC CAYMAN 21 2001	EUR	2001	50 000	2013	Fixed – 6,03%
BES (Cayman)	BIC CAYMAN 22 2001	EUR	2001	75 000	2013	Fixed – 6,08%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

			31.12.2005

Entity	Designation	Ccy	Issue Date	Net book Value	Maturity	Interest Rate

BES (Cayman)	BIC CAYMAN 23 2001	EUR	2001	75 000	2013	Fixed – 6,03%
BES (Cayman)	BIC CAYMAN 24 2001	EUR	2001	75 000	2014	Fixed – 6,01%
BES (Cayman)	BIC CAYMAN 25 2001	EUR	2001	75 000	2014	Fixed – 6,02%
BES (Cayman)	BIC CAYMAN 26 2001	EUR	2001	75 000	2015	Fixed – 6,16%
BES (Cayman)	BIC CAYMAN 27 2001	EUR	2001	25 000	2015	Fixed – 6,09%
BES (Cayman)	BIC CAYMAN 29 2001	EUR	2001	50 000	2011	Fixed – 5,28%
BES (Cayman)	BIC CAYMAN 1 2002	EUR	2002	70 000	2012	Fixed – 5,92%
BES (Cayman)	BIC CAYMAN 3 2002	EUR	2002	30 000	2007	Fixed – 5,42%
BES (Cayman)	BIC CAYMAN 4 2002	EUR	2002	50 000	2007	Fixed – 5,32%
BES (Cayman)	BIC CAYMAN 5 2002	EUR	2002	50 000	2007	Fixed – 5,23%
BESLEASING	Cash Bonds BLI 99	EUR	1999	500	2009	Fixed – 3,32%
BESLEASING	Cash Bonds BLI 00	EUR	2000	301	2010	Fixed – 3,17%
BESLEASING	Cash Bonds BEF 2005/2015	EUR	2005	10 000	2015	Fixed – 3,14%
BESLEASING	Cash Bonds BEF 2005/20112	EUR	2005	78 199	2011	Fixed – 3,07%
BESLEASING	Comercial Paper	EUR	1998	27 821	2010	Fixed – 2,31%
BESNAC	Comercial Paper	USD	2005	1 855	2006	Fixed – 4,47%
BESIL	BESIL STEP UP 08/27/13	EUR	2003	25 000	2013	Fixed – 3,00%
BESIL	BESIL STEP UP 09/02/13	EUR	2003	25 000	2013	Fixed – 3,24%
BESIL	BESIL STEP UP 09/16/13	EUR	2003	25 000	2013	Fixed – 3,14%
BESIL	BESIL STEP UP 10/07/13	EUR	2003	25 000	2013	Fixed – 3,34%
BESIL	BESIL LTD 5.7065% 11/02/19	USD	2004	63 575	2019	Fixed – 5,71%
BESFIN	EMTN 12	EUR	2001	399 986	2006	Euribor 3 months + 0,18%
BESFIN	EMTN 15	EUR	2001	599 909	2006	Euribor 3 months + 0,20%
BESFIN	EMTN 19	EUR	2002	594 669	2007	Euribor 3 months + 0,20%
BESFIN	EMTN 20	HKD	2002	19 130	2006	HKD Hibor 3 months + 0,26%
BESFIN	EMTN 21	EUR	2003	99 962	2010	Fixed – 4,00%
BESFIN	EMTN 23	CZK	2003	17 243	2008	Fixed – 3,75%
BESFIN	EMTN 24	EUR	2003	298 556	2008	Indexed to HICP Ex-Tobacco
BESFIN	EMTN 25	EUR	2003	64 818	2008	Indexed to HICP Ex-Tobacco
BESFIN	EMTN 27	EUR	2003	126 528	2008	Indexed to DJ Eurostoxx 50
BESFIN	EMTN 28	EUR	2004	50 000	2009	Fixed – 3,83%
BESFIN	EMTN 29	EUR	2004	599 077	2009	Euribor 3 months + 0,15%
BESFIN	EMTN 30	EUR	2004	299 390	2011	Euribor 3 months+ 0,20%
BESFIN	EMTN 31	EUR	2004	150 000	2007	Euribor 3 months+ 0,15%
BESFIN	EMTN 32	EUR	2004	150 000	2007	Euribor 3 months+ 0,15%
BESFIN	EMTN 33	EUR	2004	289 863	2008	Euribor 3 months+ 0,15%
BESFIN	EMTN 34	EUR	2004	18 763	2029	Zero Coupon – Effective rate 5.43%
BESFIN	EMTN 35	EUR	2004	14 530	2019	s)
BESFIN	EMTN 36	EUR	2004	599 770	2009	Euribor 3 months+ 0,19%
BESFIN	EMTN 37	EUR	2004	19 242	2029	Cupão Zero – Taxa efectiva 5,30%
BESFIN	EMTN 39	EUR	2005	100 000	2015	Euribor 3 months + 0,23%
BESFIN	EMTN 41	EUR	2005	499 887	2010	Euribor 3 months + 0,15%
BESFIN	EMTN 44	EUR	2005	295 105	2010	Euribor 3 months + 0,13%
BESFIN	EMTN 45	EUR	2005	199 942	2007	Euribor 3 months + 0,05%
BESFIN	EMTN 46	EUR	2005	299 808	2008	Euribor 3 months + 0,10%
BESFIN	EMTN 47	EUR	2005	499 998	2008	Euribor 3 months + 0,05%
BESFIN	EMTN 40	EUR	2005	250 000	2035	t)
GBESI	BESI Rendimento 2008	EUR	2004	365	2008	Fixed – 2,75%
GBESI	BESI Rendimento Plus 2008	EUR	2004	3 237	2008	Fixed – 4,85%
GBESI	BESI RENDIM PLUSII TX VAR AGO08	EUR	2004	1 211	2008	Fixed – 4,85%
GBESI	BESI RENDIM PLUS TX VAR OCT07	EUR	2004	2 008	2007	Fixed – 4,15%
GBESI	BESI CAIXA BEST ACCOES EUROPA 4%	a) EUR	2005	2 500	2010	Fixed – 4,00%
GBESI	BESI MULTIESTRATEGIA MAR2010	a) EUR	2005	2 612	2010	b)
GBESI	BESI OBRIG RENDIMENT 20% MAY2015	EUR	2005	3 018	2015	Fixed – 5,00%
GBESI	BESI OBRIG BULL&BEAR JUN10	a) EUR	2005	1 444	2010	Indexed to DJ Eurostoxx 50
GBESI	BESI CX RANGE ACCR AND FX NOV11	EUR	2005	5 598	2011	Range accrual
GBESI	ESIP FEB2007 REV FLOATER EUR QTO	EUR	2002	507	2007	Fixed – 18,56%
GBESI	ESIP NOV03/JAN07 EQTYILK IBEX35	a) EUR	2003	2 421	2007	Indexed to IBEX 35
GBESI	ESIP NOV03/JAN07 EQTYILK STOXX50	a) EUR	2003	2 421	2007	Indexed to DJ Eurostoxx 50
GBESI	ESIP JAN07 STOCK BASKET LINKED	a) EUR	2004	2 426	2007	Equity basket linked
GBESI	ESIP JAN04/JAN06 IBEX35 LINKED	a) EUR	2004	999	2006	Indexed to IBEX 35
GBESI	ESIP JAN04/JAN06 EQL STOXX50 123	a) EUR	2004	1 000	2006	Indexed to DJ Eurostoxx 50
GBESI	ESIP JAN04/JAN06 EQL STOXX50 124	a) EUR	2004	999	2006	Indexed to DJ Eurostoxx 50
GBESI	ESIP JAN04/JAN06 EQL IBEX35	a) EUR	2004	1 298	2006	Indexed to IBEX 35
GBESI	ES INVESTPLC SEP09 EURIBOR CAPII	EUR	1999	2 586	2009	Fixed – 2,95%
GBESI	ESIP NOV02 OCT2017 CALLABLE STEP	EUR	2002	7 683	2017	Fixed – 6,00%
GBESI	ESIP JUL03/JUL11 LINKED CMS	EUR	2003	906	2011	Fixed – 5,10%
GBESI	ESIP NOV2011 CMS LINKED EUR 5M	EUR	2003	488	2011	Fixed – 4,75%
GBESI	ESIP DEC2011 CMS LINKED EUR 6.5M	EUR	2003	605	2011	Fixed – 4,95%
GBESI	ESIP JUL2012 CMS LINKED EUR 5.5M	EUR	2004	516	2012	Fixed – 4,95%
GBESI	ESIP OUT24 ESFP LINKED CMS NOTE	EUR	2004	12 831	2024	Fixed – 5,00%
GBESI	ESIP EURCRE CRDLINK NOV09	EUR	2004	12 000	2009	Fixed – 3,61%
GBESI	ESIP CMS LINKED NOV2014	EUR	2004	6 235	2014	Fixed – 6,00%
GBESI	ESIP EUR SNOWBALL FLOAT NOV2012	EUR	2004	6 484	2012	Fixed – 4,75%
GBESI	ESIP NOV03/JAN07 EQILK DOW JON I	a) USD	2003	2 011	2007	Indexed to DJ Industrial Average
GBESI	ESIP JAN07 INDEX BASKET LINKED	a) USD	2004	2 007	2007	h)
GBESI	ESIP JAN01/JAN11 CRDLKD US 11.85	a) USD	2001	2 685	2011	Fixed – 11,85% i)
GBESI	ESIP FEB01/FEB06 CRDLKD US 10.0	a) USD	2001	4 244	2006	Fixed – 10,00% i)
GBESI	ESIP EUR SNOWBALL FLOAT FEB2010	EUR	2005	369	2010	Fixed – 4,25%
GBESI	ESIP EUR SNOWB FLOAT FEB2010 II	EUR	2005	923	2010	Fixed – 4,25%
GBESI	ESIP ZERO COUPON SEP2006	EUR	2005	19 443	2006	0%
GBESI	ESIP NOV02 OCT2017 CALLABLE STEP	EUR	2002	1 682	2010	Fixed – 2,32%
GBESI	ESIP EUR12M+14 BPS APR2008	EUR	2005	15 000	2008	Fixed – 2,50%
GBESI	ESIP AMORTIZING MAY2010 ESTOXX50	a) EUR	2005	3 536	2010	Indexed to DJ Eurostoxx 50
GBESI	ESIP ASIAN BASKET EURO MAY2008	a) EUR	2005	7 179	2008	j)
GBESI	ESIP ASIAN BASKET USD MAY2008	a) USD	2005	722	2008	j)
GBESI	ESIP CALL RANGE ACCRUAL MAY2015	EUR	2005	8 349	2015	Fixed – 6,00%
GBESI	ESIP RANGE ACCRUAL JUN15	EUR	2005	1 783	2015	Range accrual
GBESI	ESIP RANGE ACCRUAL AUG2013	EUR	2005	381	2013	Fixed – 1,90%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

			31.12.2005

Entity	Designation	Ccy	Issue Date	Net book Value	Maturity	Interest Rate

GBESI	ESIP EURIBOR12M+13 BP MAY2008	EUR	2005	8 100	2008	Fixed – 2,11%
GBESI	ESIP EUR6M+2 BPS JAN2006	EUR	2005	66 500	2006	Fixed – 6,25%
GBESI	ESIP EUR LEVERAGE SNOWBALL JUL15	EUR	2005	1 591	2015	Fixed – 7,06%
GBESI	ES INVEST PLC AGO06 BRISA LINKED	a) EUR	2005	2 857	2006	Indexed to BRISA market price
GBESI	ESIP FEB2007 EQLK IBEX & ESTX50	a) EUR	2005	2 681	2007	Indexed to IBEX 35 and Eurostoxx 50
GBESI	ESIP AGO05 AGO08 FTD USD 1M	USD	2005	793	2008	Fixed – 5,25%
GBESI	ESIP AGO05 SEP35 CALLABLE INV FL	EUR	2005	12 528	2035	Fixed – 4,75%
GBESI	ESIP SEP17 RANGE ACC TARN	EUR	2005	2 632	2017	4.75%
GBESI	ESIP IBEX & SX5E LNQ MAR07	a) EUR	2005	3 575	2007	Indexed to IBEX 35 and Eurostoxx 50
GBESI	ESIP ZERO COUPON NOTE MAR06	EUR	2005	49 462	2006	Fixed – 15,00%
GBESI	ESIP EURBRL LNQ NOTE SEP13	EUR	2005	2 541	2013	Fixed – 6,10%
GBESI	ESIP LEVERAGE SNOWBALL SEP2015	EUR	2005	7 003	2015	Fixed – 2,64%
GBESI	ESIP EMERG SOVEREIGN SEP 2006	EUR	2005	29 988	2006	2.48%
GBESI	ESIP SX5E E S&P500 00407	EUR	2005	2 180	2007	Reference indexes basket
GBESI	ESIP CALL RANGE ACCRUAL OCT2008	EUR	2005	9 163	2008	Range accrual
GBESI	ESIP EQLK TELEFONICA OCT2008 USD	USD	2005	1 484	2008	Equity Linked
GBESI	ESIP EQLK TELEFONICA OCT2008 EUR	EUR	2005	12 009	2008	Equity Linked
GBESI	ESIP CALL RANGE ACCRUAL NOV2017	EUR	2005	2 335	2017	Range accrual
GBESI	ESIP HYBRID (FX AND EUR6M) OCT09	EUR	2005	3 558	2009	Fixed – 4,30%
GBESI	ESIP 30CMS-2CMS LKD NOTE NOV2036	EUR	2005	(3 054)	2036	7.44%
GBESI	ESIP RANGE ACCRUAL AND FX NOV11	EUR	2005	273	2011	Range accrual
GBESI	ESIP 07-12-06 ZERO COUPON	EUR	2005	48 622	2006	0.00%
GBESI	ESIP ZERO COUPON DEC08	EUR	2005	1 961	2008	0.00%
GBESI	ESIP RANGE ACCRUAL DEC08	EUR	2005	1 839	2008	Range accrual
GBESI	ESIP-ESP SANTO IN PLC 3.04% 2007	EUR	2005	3 996	2007	3.04%
GBESI	ESIP ZERO COUPON NOTE JUN06	EUR	2005	118 427	2006	0.00%
CLNs	ALSIR 0 12/01/11	EUR	2001	24 100	2011	Fixed – 3,21%
CLNs	EARLS 0 11/22/11	USD	2001	2 120	2011	Fixed – 5,09%
CLNs	ELAN 0 02/12/15	USD	2003	3 178	2015	Fixed – 4,63%
CLNs	SBFLTD 0 02/18/15	USD	2003	3 178	2015	Fixed – 4,80%
CLNs	SEAFIN 0 02/06/13	USD	2003	4 238	2013	Fixed – 4,62%
CLNs	SEAFIN 0 03/13/18	USD	2003	21 191	2018	Fixed – 4,99%
CLNs	ARLO 0 07/15/13	USD	2003	3 178	2013	Fixed – 4,30%
CLNs	RAMPER 0 07/29/10	USD	2003	3 178	2010	Fixed – 4,69%
CLNs	VRDNT 0 07/26/13	USD	2003	3 390	2013	Fixed – 4,62%
CLNs	SEAFIN 0 02/03/17	USD	2004	3 178	2017	Fixed – 4,82%
CLNs	SOLAR 0 02/13/19	USD	2004	3 893	2019	Fixed – 4,93%
CLNs	SOLAR 0 07/23/14	USD	2005	4 238	2014	Fixed – 4,13%
CLNs	SOLAR 0 02/02/17	USD	2005	31 363	2017	Fixed – 4,13%
CLNs	EIRLES 0 07/21/14	USD	2004	4 238	2014	Fixed – 4,22%
CLNs	BTARI 0 06/23/16	EUR	2002	5 300	2015	Fixed – 4,15%
SPE-LF2	Class A	EUR	2002	73 991	2010	Euribor 3 months + 0,27%
SPE-LF2	Class B	EUR	2002	11 250	2010	Euribor 3 months + 0,45%
SPE-LF2	Class C	EUR	2002	29 030	2010	Euribor 3 months + 0,83%
SPE-LF2	Class D	EUR	2002	4 770	2010	—
CABRAL	Class A Senior Asset Backed FRN	EUR	2001	17 859	2009	Euribor 6 months + 0,49%
BESV	Certificates of deposits	EUR	2005	320 399	2006/2010	—
ESFG	Convertible bonds	EUR	2001	38 128	2006	4.75%
ESFG	Fixed rate Step up Notes due 2025 with warrants	EUR	2005	370 497	2025	3.55-5.05%
ESFIL	Floating rate notes	EUR	2003	119 826	2008	Euribor 3 months + 0.7%
ESF(P)	Bonds	EUR	2001	19 331	2006	2.64%
ESF(P)	Bonds	EUR	2003	7 749	2008
ESF(P)	Bonds	EUR	2003	40 945	2006	2.89%

				14 811 627

	Accrued interest			137 187

				14 948 814

a)	debt issues with embedded derivatives attached;
b)	indexed to a basket composed by the indexes EUGATR, Eurostoxx 50, Short EUR/Long USD and Goldman Sachs Commodity Index Excess Return;
c)	indexed to a basket composed by the indexes Dow Jones Eurostoxx 50, Standard & Poors 500 and Nikkei 225;
d)	indexed to a basket composed by the indexes Dow Jones Eurostoxx 50; Goldman Sachs Commodity Index Total Return and Bloomberg/EFFAS Bond Indices EURO GOVT;
e)	indexed to a basket composed by the indexes Dow Jones Eurostoxx 50 and HICP Ex-Tobacco;
f)	indexed to a basket composed by shares of the energy sector;
g)	indexed to a basket composed by the indexes Dow Jones Eurostoxx 50; Goldman Sachs Commodity Index Excess Return; Iboxx Euro Sovereign and exchange rate USD/EUR;
h)	indexed to a basket composed by the indexes Dow Jones Eurostoxx 50 and Dow Jones Industrials;
i)	subject to adjustment in accordance with a credit operation;
j)	indexed to a basket composed by the indexes Nifty India Index; REX Russia Index and China HSCE Index;
l)	indexed to a basket composed by the indexes DJ Eurostoxx 50; Standard & Poors 500 and Nasdaq 100;
m)	indexed to a basket composed by the indexes Dow Jones Eurostoxx 50, Nasdaq 100 and Nikkei 225;
n)	indexed to a basket composed by the funds European Equity, Top Ranking and HighYield;
o)	indexed to fixed rate (4.08%) in the 1st, 2nd and 8th year; indexed to CMS from the 3rd to the 7th year;
p)	indexed to fixed rate (4.14%) in the 1st, 2nd and 8th year; indexed to CMS from the 3rd to the 7th year;
q)	indexed to fixed rate (3.85%) in the 1st, 2nd and 8th year; indexed to CMS from the 3rd to the 7th year;
r)	indexed to fixed rate (4.15%) in the 1st, 2nd and 8th year; indexed to CMS from the 3rd to the 7th year;
s)	indexed to fixed rate (6.60%) from the 1st to the 5th year; indexed to CMS after the 6th year;
t)	indexed to fixed rate (6.00%) from the 1st to the 4th year; indexed to CMS after the 4th year.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 37 — INVESTMENT CONTRACTS

As at 31 December 2005, the liabilities arising from investment contracts are analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Fixed rate investment contracts	436 119	—
Investment contracts in which the financial risk is borne by the policyholder	1 480 046	—

	1 916 165	—

In accordance with IFRS 4, applicable since 1 January 2005, the insurance contracts issued by the Group for which there is only a transfer of financial risk, with no discretionary participating features, are classified as investment contracts. On this basis, as at 31 December 2004, the insurance contracts for which the investment risk is borne by the policyholder and the financial contracts with fixed rate were classified and included in the balance technical reserves (see Note 32).

The movement in the liabilities arising out from the investment contracts with fixed rate is analysed as follows:

31.12.2005

(in thousands of euros)
Balance as at 1 January	437 872
Deposits received	31 600
Benefits paid	(54 686)
Technical interest charged	21 333

Balance as at 31 December	436 119

The movement in the liabilities arising out from the investment contracts in which the financial risk is born by the policyholder is analysed as follows:

31.12.2005

(in thousands of euros)
Balance as at 1 January	899 749
Deposits received	632 490
Benefits paid	(88 501)
Technical interest charged	40 685
Technical result	(4 377)

Balance as at 31 December	1 480 046

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 38 — PROVISIONS

As at 31 December 2005 and 2004, the balance provisions presents the following movements:

	Provision for employee benefits	Restructuring provision	Other provisions	Total

	(in thousands of euros)
Balance as at 1 January 2004	1 602	—	95 174	96 776
Charge of the year	3 082	—	145 527	148 609
Charge off	(4 126)	—	(76 136)	(80 262)
Write back of the year	(261)	—	(73 600)	(73 861)
Exchange differences and other	9 216	—	471	9 687

Balance as at 31 December 2004	9 513	—	91 436	100 949
Charge of the year	326	57 554	29 524	87 404
Charge off	—	(7 892)	(13 428)	(21 320)
Write back of the year	(117)	—	(18 349)	(18 466)
Business combinations	—	—	17 365	17 365
Exchange differences and other	(742)	—	494	(248)

Balance as at 31 December 2005	8 980	49 662	107 042	165 684

As at 31 December 2005, the movement in business combinations relates to the acquisition of Banco Inversión in Spain (see Note 1).

In accordance with the decision taken by the Board of Directors of BES on 19 September 2005, Banco Internacional de Crédito, S.A was merged into Banco Espírito Santo, S.A. at 30 December 2005. After this decision, a restructuring plan was prepared and approved by BES and the respective implementation started during the last quarter of 2005. A provision in the amount of euro 57.6 million to meet the costs with the restructuring, was set up.

Other provisions of euro 107,042 thousand as at 31 December 2005 (31 December 2004: euro 91,436 thousand) are intended to cover litigations for an amount of approximately euro 36 million and other contingencies related to the Group’s activities.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 39 — INCOME TAXES

The Group determined its income tax liability for the 2005 and 2004 financial years on the basis of a nominal rate of 27.5%, applicable to the activities undertaken in Portugal that represent a significant portion of its consolidated activities. This is the nominal rate that is in force at the balance sheet date.

The deferred taxes for 2005 and 2004 were determined based on the tax rate of 27.5%, as this is the approved tax rate at the balance sheet date.

The Portuguese Tax Authorities are entitled to review the annual tax return of the Group subsidiaries domiciled in Portugal for a period of four years or six years in case there are tax losses brought forward. Hence, it is possible that some additional taxes may be assessed, mainly as a result of differences in interpretation of the tax law. However, the Board of Directors of the Group subsidiaries domiciled in Portugal are confident that there will be no further material tax assessments within the context of the financial statements.

The deferred tax assets and liabilities recognised in the balance sheet in 2005 and 2004 can be analysed as follows:

	Assets		Liabilities		Net

	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004

(in thousands of euros)
Derivative financial instruments	51 046	—	(58 230)	(14 985)	(7 184)	(14 985)
Available-for-sale financial assets	24 015	674	(157 758)	(148)	(133 743)	526
Loans and advances to customers	52 013	39 897	(79)	(117)	51 934	39 780
Property and equipment	54	272	(17 638)	(11 019)	(17 584)	(10 747)
Investment property	—	—	—	(1 116)	—	(1 116)
Intangible assets	5 270	12 517	—	—	5 270	12 517
Investments in subsidiaries and associates	6 448	15 953	(16 829)	(1 749)	(10 381)	14 204
Provisions	30 641	11 793	(3 650)	(3 249)	26 991	8 544
Technical reserves	10 795	1 861	(100)	—	10 695	1 861
Pensions	1 413	1 273	(61 890)	(29 450)	(60 477)	(28 177)
Health care – SAMS	20 454	19 813	—	—	20 454	19 813
Long-service benefits	6 450	5 484	—	—	6 450	5 484
Other	3 246	7 408	(2 944)	(6 180)	302	1 228
Tax credits resulting from double tax treaties	18 712	18 712	—	—	18 712	18 712
Tax losses brought forward	126 506	61 128	—	—	126 506	61 128

Deferred tax asset / (liability)	357 063	196 785	(319 118)	(68 013)	37 945	128 772
Assets/liabilities compensation for deferred taxes	(262 243)	(63 852)	262 243	63 852	—	—

Deferred tax asset / (liability), net(1)	94 820	132 933	(56 875)	(4 161)	37 945	128 772

(1)	netted by Group entity

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The variation in deferred taxes in the year was recognised as follows:

	31.12.2005	31.12.2004

	(in thousands of euros)
Business combinations	6 522	—
Recognised in the income statement	(8 585)	4 412
Recognised in reserves	92 890	8

	90 827	4 420

The deferred tax movement in 2005 and 2004 can be analysed as follows:

	31.12.2005		31.12.2004

	Recognised in profit /(loss)	Recognised in reserves	Recognised in profit /(loss)	Recognised in reserves

	(in thousands of euros)
Derivative financial instruments	(8 932)	—	1 084	—
Available-for-sale financial assets	34 842	143 180	3 048	1 584
Loans and advances to customers	(12 412)	—	(3 550)	—
Investment property	(1 116)	—	167	—
Property and equipment	(61)	—	(300)	—
Intangible assets	7 247	—	5 970	—
Investments in subsidiaries and associates	24 585	—	1 480	—
Provisions	(18 419)	—	1 979	—
Technical reserves	(1 576)	—	(227)	—
Pensions	33 387	(1 088)	(11 677)	—
Health care – SAMS	(674)	33	(1 768)	—
Long-service benefits	(966)	—	(702)	—
Exchange differences and other	511	32	7 442	8
Tax losses brought forward	(65 001)	—	1 466	—
Transition adjustment at 1 January 2005	—	(49 267)	—	—

	(8 585)	92 890	4 412	1 592

The income tax recognised in the income statement for the years ended 31 December 2005 and 2004, is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Current tax	83 488	49 191

Deferred tax
Temporary differences and reversals	56 416	2 946
Tax losses brought forward	(65 001)	1 466

	(8 585)	4 412

Total income tax recognised in profit	74 903	53 603

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The income tax recognised in reserves for the years ended 31 December 2005 and 2004 is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Current tax	1 055	—

Deferred tax
Transition adjustment at 1 January 2005	(49 267)	—
Changes in fair value reserve	143 180	1 584
Exchange diferences	32	8
Other	(1 055)	—

	92 890	1 592

Total income tax recognised in reserves	93 945	1 592

The reconciliation of the income tax rate is shown in the following table:

	31.12.2005		31.12.2004

	%	Amount	%	Amount

(in thousands of euros)
Profit before minority interests and taxes		345 000		209 058
Statutory tax rate	27.5%		27.5%
Income tax calculated based on the statutory tax rate		94 875		57 491
Differences on the subsidiaries statutory tax rates		6 280		2 804
Tax-exempt dividends		(5 855)		(2 044)
Tax-exempt profits (off shore)		(33 605)		(22 559)
Tax-exempt gains		(8 751)		(6 436)
Tax benefits		(760)		(1 255)
Tax on capital gains obtained abroad		11 745		—
Non deductible costs		10 664		9 337
Changes in tax basis of assets and liabilities due to changes in tax laws		6 751		—
Autonomous taxation		477		788
Changes in estimates		(14 083)		3 391
Unrecognised deferred tax assets related to tax losses generated in the period		22 697		17 998
Tax losses used for which no defered tax assets were recognised		(18 346)		—
Tax credits resulting from double tax treaties		—		(6 168)
Other		2 814		256

		74 903		53 603

Effective tax rate	21.7%		25.6%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 40 — SUBORDINATED DEBT

The balance subordinated debt is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Cash bonds	1 027 376	993 622
Loans	347 428	100 393
Perpetual bonds	1 006 842	1 015 368
Preference shares	277 074	—

	2 658 720	2 109 383

The main features of the subordinated debt are presented as follows:

		31.12.2005

Issuer	Designation	Issue date	Amount issued	Carrying amount	Interest rate		Maturity

		(in thousands of euros)
BES	Subordinated cash bonds	1996	59 856	49 870	2.81%		2006
BES	Subordinated cash bonds	1997	99 762	93 249	2.69%		2007
BES (Cayman)	Subordinated loans	2005	215 983	246 980	3.95%		2015
BES Finance	Subordinated cash bonds	1999	42 384	42 371	7.80%		2009
BES Finance	Subordinated cash bonds	2000	300 000	299 887	6.63%		2010
BES Finance	Subordinated cash bonds	2001	400 000	399 907	6.25%		2011
BES Finance	Subordinated perpetual bonds	2002	500 000	468 689	6.63%		2012	*
BES Finance	Subordinated perpetual bonds	2004	500 000	499 960	4.50%		2015	*
Besleasing e Factoring	Subordinated cash bonds	2001	7 000	—	3.64%		2011
Besleasing e Factoring	Subordinated cash bonds	2004	25 000	22 000	3.52%		2014
Besleasing e Factoring	Subordinated cash bonds	2005	15 000	1 350	4.74%		—
BESI	Subordinated cash bonds	1996	29 928	28 264	2.62%		2006
BESI	Subordinated cash bonds	2003	10 000	10 196	5.50%		2033
BESI	Subordinated cash bonds	2005	60 000	47 000	2.93%		2015
BESV	Subordinated loans	2002	9 669	9 669	6.00%		—
ESFG Overseas	Preference shares	1998	127 823	123 686	6.80%		2008
ESFG Overseas	Preference shares	1998	153 388	153 388	a	)	2008
Tranquilidade-Vida	Subordinated loans	2002	45 000	45 000	4.32%		2022
Tranquilidade-Vida	Subordinated loans	2002	45 000	45 000	4.62%		2012

Sub-total			2 645 793	2 586 466
Accrued interest				72 254

				2 658 720

a)	Libor 3 months +1.7%
*	Call option date

In June 1998, ESFG Overseas, a subsidiary for which the voting rights are fully held by ESFG, issued the following preference shares:

•
Euro 127,823 thousand of Non-cumulative Guaranteed Preference Shares, with a preferred dividend corresponding to the annual interest rate of 6.8% over its nominal value, paid annually on 30 June each year, beginning on 30 June 1999;

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

•
Euro 153,388 thousand of Floating Rate Non-cumulative Guaranteed Preference Shares, with a preferred dividend paid quarterly on 31 March, 30 June, 30 September and 31 December each year, corresponding to the application over its nominal value of 3 months Libor for the euro, plus 1.7%.

Until 31 December 2004, these preference shares were accounted for as minority interests. From 1 January 2005, with the adoption of IAS 32, the Group reclassified them as a liability as ESFG unconditionally guarantees the payment of dividends and the reimbursement of the shares if there are sufficient distributable profits or reserves. On this basis, the preferred dividend is recognised as interest expense in the period to which they relate.

During the year ended 31 December 2005, the Group issued subordinated debt securities in the amount of euro 263.5 million (31 December 2004: euro 1,100.0 million), and reimbursed euro 58.2 million (31 December 2004: euro 125.7 million).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 41 — OTHER LIABILITIES

As at 31 December 2005 and 2004, the balance other liabilities is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Creditors
Public sector	39 588	43 311
Creditors arising out from future contracts	18 576	10 041
Sundry creditors
Health care benefits (see Note 13)	76 921	74 216
Stock-option plan (see Note 13)	15 442	17 534
Creditors from transactions with securities	71 211	35 928
Suppliers	65 121	47 587
Creditors from factoring	13 887	4 952
Other sundry creditors	128 040	91 684
Creditors from the medical business	23 469	—
Creditors arising out of direct insurance operations	28 373	13 676
Creditors arising out of reinsurance operations	12 719	5 235

	493 347	344 164

Accrued expenses
Long-service benefits (see Note 13)	22 042	19 942
Other accrued expenses	110 637	72 822

	132 679	92 764

Deferred income	28 681	57 174

Other sundry liabilities
Stock exchange transactions pending settlement	289 559	139 377
Foreign exchange transactions pending settlement	202	2 938
Other transactions pending settlement	226 811	32 237

	516 572	174 552

	1 171 279	668 654

As at 31 December 2005 and 2004, the balance stock exchange transactions pending settlement represents the net balance of the acquisition and disposal orders issued by the Group subsidiaries pending settlement (see Note 33).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 42 — SHARE CAPITAL, SHARE PREMIUM, OTHER EQUITY INSTRUMENTS, FAIR VALUE RESERVES AND OTHER RESERVES AND RETAINED EARNINGS

Share capital and share premium

As at 31 December 2005, the authorised share capital of Espírito Santo Financial Group, S.A., was represented by 100 million shares with a face value of euro 10 each, from which 56,724,055 shares held by different shareholders were subscribed and fully paid as described below:

	% Share capital

	31.12.2005	31.12.2004

Espírito Santo International S.A.	36.00%	41.61%
Espírito Santo Irmãos, Sociedade Gestora de Participações Sociais, S.A.	13.20%	15.64%
Other	50.80%	42.75%

	100.00%	100.00%

As of 19 July 2005, Espírito Santo Financial Group, S.A., has increased its share capital, with the issuance of 7,894,736 new ordinary shares with a face value of euro 10 each. Additionally, in relation to the placing of the 7,894,736 new ordinary shares, on 9 August 2005, the over-allotment option in respect of 920,764 new ordinary shares was exercised, taking the total number of new ordinary shares issued under the offer to 8,815,500 new ordinary shares.

The issuance of the 8,815,500 new ordinary shares was made at a subscription price of euro 19 per share, giving rise to a share premium in the amount of euro 70,370 thousand, net of the capital increase costs in the amount of euro 8,970 thousand.

Other equity instruments

As at 31 December 2005, other equity instruments relate to the equity component of the convertible bonds and of the warrants issued by ESFG as described in Note 36.

Legal reserve

Under the Luxembourg law, a minimum of 5% of the profit for the year must be transferred to the legal reserve until this reserve equals 10% of the issued share capital. This reserve is not available for distribution.

Fair value reserve

The fair value reserve represents the amount of the unrealised gains and losses arising from securities classified into the available for sale securities category, net of impairment losses recognised in the income statement in the period/previous periods. The amount of this reserve is shown net of deferred taxes.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

During the year ended 31 December 2005, the fair value reserve and in the other reserves and retained earnings, net of minority interests, can be analysed as follows:

	Fair value reserve			Other reserves and retained earnings
	Available-for-sale financial assets	Deferred tax reserves	Total Fair value reserve	Legal Reserve	Other reserves and retained earnings	Total Other reserves and retained earnings

	(in thousands of euros)
Balance as at 1 January 2004 IFRS (excluding IAS 32, IAS 39 and IFRS 4)	18 894	—	18 894	24 350	(716 797)	(692 447)
Transfer to reserves	—	—	—	165	30 903	31 068
Changes in fair value	8 072	(705)	7 367	—	—	—
Regulation nr. 4/2002	—	—	—	—	9 082	9 082
Exchange differences	—	—	—	—	(5 822)	(5 822)
Effect of SIBA scheme	—	—	—	—	672	672

Balance as at 31 December 2004 IFRS (excluding IAS 32, IAS 39 and IFRS 4)	26 966	(705)	26 261	24 515	(681 962)	(657 447)
Effect of adoption of IAS 32, IAS 39 and IFRS 4	8 831	(974)	7 857	—	(12 023)	(12 023)

Balance as at 1 January 2005 IFRS	35 797	(1 679)	34 118	24 515	(693 985)	(669 470)
Transfer to reserves	—	—	—	758	—	758
Dividends on ordinary shares	—	—	—	—	(3 490)	(3 490)
Dividends from preference shares	—	—	—	—	(11 302)	(11 302)
Changes in fair value	163 792	(49 969)	113 823	—	—	—
Exchange differences	—	—	—	—	14 272	14 272
Effect of SIBA scheme	—	—	—	—	1 934	1 934

Balance as at 31 December 2005	199 589	(51 648)	147 941	25 273	(692 571)	(667 298)

As at 31 December 2005 and 2004, the fair value reserve is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Amortised cost or acquisition cost of available-for-sale financial assets	6 273 988	6 859 956
Accumulated impairment recognised	(164 279)	(131 502)

Amortised cost of available-for-sale financial assets, net of impairment	6 109 709	6 728 454
Fair value of available-for-sale financial assets	6 684 288	6 774 380

Net unrealised gains in the available-for-sale portfolio	574 579	45 926
Shadow accounting	(1 740)	—

Net unrealised gains recognised in the fair value reserve	572 839	45 926
Deferred taxes	(144 738)	(1 170)
Minority interest	(280 160)	(18 495)

Balance as at 31 December 2005, net of minority interest	147 941	26 261

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The movement in the fair value reserve, net of deferred taxes and minority interests, in the year ended 31 December 2005 is analysed as follows:

(in thousands of euros)

Balance as at 31 December 2004	26 261
IAS 32, IAS 39 and IFRS 4 adjustments	7 857

Balance as at 1 January 2005	34 118
Changes in fair value	161 438
Disposals during the year	(11 011)
Impairment recognised during the year	13 269
Shadow accounting	96
Deferred taxes recognised in reserves during the year	(49 969)

Balance as at 31 December 2005	147 941

NOTE 43 — MINORITY INTEREST

As at 31 December 2005 and 2004, minority interest can be analysed as follows:

	31.12.2005		31.12.2004
	Balance sheet	Income statement	Balance sheet	Income statement

(in thousands of euros)
BES Group	1 242 189	167 738	933 570	103 680
Preference shares issued by subsidiaries
– BES Finance	586 685	—	600 000	33 480
– ESFG Overseas	—	—	275 140	14 595
Other	400 100	30 530	282 821	(3 150)

	2 228 974	198 268	2 091 531	148 605

Preference shares issued by BES Finance correspond to 450 thousand non-voting preference shares, which were issued and listed in the Luxembourg stock exchange in July 2003. In March 2004, 150 thousand preference shares were additionally issued forming a single series with the existing preference shares. The face value of these shares is euro 1,000 and are fully booked under minority interests. The total issue (euro 600,000 thousand) is wholly, but not partially, redeemable at its face value, as at 2 July 2014, subject to prior approvals of BES and the Bank of Portugal.

These preference shares pay an annual preferred dividend, if and when declared by the Board of Directors of BES Finance, corresponding to an annual rate of 5.58% p.a. on the nominal value. This dividend is paid on 2 July of each year, beginning 2 July 2004 and ending 2 July 2014. If BES Finance does not redeem these preference shares on 2 July 2014, the applicable rate will be 3 months Euribor plus 2.65% p.a., with payments on 2 January, 2 April, 2 July and 2 October of each year, if declared by the Board of Directors of BES FINANCE.

These shares are subordinated to any BES liability, and are “pari passu” in relation to any preference shares that may come to be issued by the Bank. BES unconditionally guarantees dividends if previously declared by the Board of Directors of BES Finance and principal repayments related to either of the above mentioned issues.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Considering the features of these preference shares, they were considered, from 1 January 2005, with the adoption of the IAS 32, as equity instruments of BES Group being classified as minority interests at ESFG level. On that basis, and in accordance with the accounting policy described in Note 2.9, from 1 January 2005, the dividends related with these preference shares are recorded as a deduction to equity when declared.

Preference shares issued by ESFG Overseas were reclassified to subordinated debt upon transition to IFRS on 1 January 2005 (see Note 40 and Note 50).

The movement in minority interest in the years ended 31 December 2005 and 2004 can be analysed as follows:

	2005	2004

(in thousands of euros)
Minority interest as at 1 January	2 091 531	1 998 981
Impact of adoption IAS 32, IAS 39 and IFRS 4	(279 293)	—

	1 812 238	1 998 981
Preference shares issued	—	150 000
Repurchase of preference shares	(13 315)	(122 369)
Changes in the scope of consolidation	34 948	323
Increase in share capital of subsidiaries	55 622	5 240
Dividends paid	(64 333)	(57 561)
Dividends paid on preference shares	(22 178)	—
Effect of SIBA scheme	3 966	1 068
Regulation nr. 4/2002	—	17 954
Changes in fair value reserve	205 413	4 321
Exchange differences and other	18 345	(3 128)
Profit for the year	198 268	96 702

Minority interest as at 31 December	2 228 974	2 091 531

The profit for the year attributable to the minority interest as at 31 December 2004 in the above table is deducted by the amount distributed to the preference shareholders totaling euros 51,903 thousand.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 44 — OFF-BALANCE SHEET ITEMS

As at 31 December 2005 and 2004, the off-balance sheet items, excluding the financial derivative instruments, can be analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Contingent liabilities
Guarantees granted	5 037 297	4 606 711
Assets given as guarantees	646 389	624 493
Open documentary credits	362 791	341 012
Other	94 343	51 413

	6 140 820	5 623 629

Commitments
Revocable commitments	16 746 492	7 493 163
Irrevocable commitments	1 835 766	1 945 339

	18 582 258	9 438 502

Guarantees and standby letters of credit are banking operations that did not imply any out-flow by the Group. The fair value of the guarantees granted as at 31 December 2005 amounts to approximately euro 15.1 million (31 December 2004: euro 13.8 million).

Documentary credits are irrevocable commitments, by the Group, in the name of its clients, to pay or order to pay a certain amount to a supplier of goods or services, within a determined term, against the exhibition of the expedition documentation of the goods or service provided. The condition of irrevocable consists of the fact that neither of the involved parties can ask the cancellation or changes in terms initially agreed.

Revocable and irrevocable commitments represent contractual agreements to extend credit to Group’s customers (eg. unused credit lines). These agreements are, generally, contracted for fixed periods of time or with other expiration requisites, and usually require the payment of a commission. Substantially, all credit commitments require that clients maintain certain conditions verified at the time when the credit was granted.

Despite the characteristics of these contingent liabilities and commitments, these operations require a previous rigorous risk assessment of the client and its business, like any other commercial operation. When necessary, the Group require that these operations are collateralised. As it is expected that the majority of these operations will mature without any use of funds, these amounts do not represent necessarily future out-flows.

As at 31 December 2005, the caption assets given as a guarantee include:

•
Securities pledged as collateral to the Bank of Portugal for the use of the money transfer system (Sistema de Pagamento de Grandes Transacções) in the amount of euro 158,490 thousand (31 December 2004: euro 150,203 thousand);

•
Securities pledged as collateral to the Portuguese Securities Market Commission (CMVM) in the scope of the Investors Indemnity System (Sistema de Indemnização aos Investidores) in the amount of euro 52,247 thousand (31 December 2004: euro 37,167 thousand);

•	Securities pledged as collateral to the Deposits Guarantee Fund (Fundo de Garantia de Depósitos) in the amount of euro 61,709 thousand (31 December 2004: euro 50,062 thousand);

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Additionally, the liabilities accounted for as off-balance sheet items and related to banking services provided are as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Securities and other items held for
safekeeping on behalf of customers	48 480 685	37 810 680
Assets for collection on behalf of clients	603 220	422 507
Securitised loans under management (servicing)	3 789 306	2 911 295
Other responsabilities related with banking services	27 514	—

	52 900 725	41 144 482

Securities under custody and included in the balance securities and other items held for safekeeping on behalf of customers are mainly deposited in the Group company specialised in securities custody.

NOTE 45 — ASSETS UNDER MANAGEMENT

In accordance with the legislation in force, the fund management companies and the depositary bank are jointly liable before the participants of the funds for the nonfulfilment of the obligations assumed under the terms of the Law and the management regulations of the funds.

As at 31 December 2005 and 2004, the amount of the investment funds managed by the Group is analysed as follows:

	31.12.2005	31.12.2004

(in thousands of euros)
Securities investment funds	5 392 511	4 442 148
Real estate investment funds	1 462 708	1 406 237

	6 855 219	5 848 385

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 46 — RELATED PARTY TRANSACTIONS

As at 31 December 2005 and 2004, the total amount of the assets and liabilities of ESFG Group with associated or related companies, is as follows:

	31-12-2005					31-12-2004

	Assets	Liabilities	Guarantees	Income	Expenses	Assets	Liabilities	Guarantees	Income	Expenses

	(in thousands of euros)
ESI SA	489 109	8 094	—	10 100	18	254 900	4	—	4 560	39
ESR LTD	153 627	3 664	17 630	8 973	3	135 100	1 163	20 359	6 124	(16)
DIRECTORS	144 305	—	—	—	—	140 122	—	—	—	—
PORTUGALIA	141 182	2 263	5 762	676	—	48 200	544	4 020	567	271
ESP	—	—	—	—	—	106 200	—	—	—	—
ES INDUSTRIAL	68 509	—	—	1 628	—	60 800	—	—	1 082	—
ES HEALTH	82 221	—	—	737	—	43 400	—	—	1 056	—
ESCOM	22 122	2 441	493	128	—	30 100	1 035	—	131	33
EUROAMERICAN	30 912	—	—	899	—	12 700	—	—	816	—
ES IRMAOS	—	13	—	—	—	4 200	10	—	—	—
MARINOTEIS	16 501	240	—	1	—	15 700	490	—	1	—
ES TOURISM	512	36	—	59	—	15 500	—	—	176	5
HERDADE	2 008	1	—	105	—	10 100	72	—	83	—
EUROP ASSISTANCE	8	52 963	14	(2 512)	45	—	1 110	12	—	25
GESTAR	3	783	—	25	31	—	550	—	—	203
ESPH	68 035	13	—	5 372	—	—	—	—	3 722	—
GES FINANCE LTD	—	371	—	795	—	—	—	—	572	—
ESEGUR	9 437	1 940	115	849	505	—	—	87	973	66
ESR (P)	—	252	—	—	720	—	48	—	—	1 499
MULTIPESSOAL	—	50	—	103	559	—	22	—	102	473
OBLOG	—	1 216	—	—	965	—	54	—	—	535
COSIM	1 054	1 167	—	—	46	—	529	—	—	—
TOP ATLANTICO	—	109	—	—	406	—	39	—	—	299
Other	109 374	17 829	24 050	5 553	93	190 000	14 840	15 678	5 000	1 750

	1 338 919	93 445	48 064	33 491	3 391	1 067 022	20 510	40 156	24 965	5 182

During the years ended 31 December 2005 and 2004, and excluding the payment of dividends, no additional transactions with related parties were undertaken between the Group and its shareholders.

The transactions with the pensions fund are analysed in Note 13.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

NOTE 47 — SECURITIZATION TRANSACTIONS

As at 31 December 2005, the outstanding securitization transactions performed by the Group were as follows:

Designation	Initial date	Original amount	Outstanding amount	Asset securitized

(in thousands of euros)
Lusitano Global CDO No. 1 plc	August 2001	1 144 300	367 074	Domestic bonds and euro bonds
Lusitano Finance No. 2 plc	April 2002	450 000	122 292	Consumer loans and finance lease
Lusitano Mortgages No. 1 plc	December 2002	1 000 000	752 990	Mortgage loans (subsidised regime)
Lusitano Mortgages No. 2 plc	November 2003	1 000 000	781 832	Mortgage loans (subsidised and general regime)
Lusitano Mortgages No. 3 plc	November 2004	1 200 000	1 082 190	Mortgage loans (general regime)
Lusitano Mortgages No. 4 plc	September 2005	1 200 000	1 172 294	Mortgage loans (general regime)

The main features of these transactions, with reference to 31 December 2005, can be analysed as follows:

		Issued amount	Outstanding amount	Securities held by the Group		Ratings
Designation	Notes issued	(par value)	(par value)	(par value)	Maturity date	Fitch	Moody’s	S&P

(in thousands of euros)
Lusitano Global CDO No. 1 plc	Class A1	350 000	—	—	December 2015	AAA	Aaa	AAA
	Class A2	623 800	206 163	206 163	December 2015	AAA	Aaa	AAA
	Class B	42 300	42 300	42 300	December 2015	AAA	Aa1	AA
	Class C	25 200	25 200	25 200	December 2015	AA	A1	A+
	Class D	103 000	103 000	55 600	December 2015	—	—	—

Lusitano Finance No. 2 plc	Class A	409 720	114 526	—	April 2010	AAA	Aaa	AAA
	Class B	11 250	11 250	—	April 2010	AA+	Aa2	AA
	Class C	29 030	29 030	—	April 2010	A	A2	A-
	Class D	20 250	15 480	15 480	April 2010	—	—	—

Lusitano Mortgages No. 1 plc	Class A	915 000	670 976	—	December 2035	AAA	Aaa	AAA
	Class B	32 500	32 500	—	December 2035	AA	Aa3	AA
	Class C	25 000	25 000	—	December 2035	A	A2	A
	Class D	22 500	22 500	—	December 2035	BBB	Baa2	BBB
	Class E	5 000	5 000	—	December 2035	BB	Ba1	BB
	Class F	10 000	10 000	1 000	December 2035	—	—	—

Lusitano Mortgages No. 2 plc	Class A	920 000	720 124	—	December 2036	AAA	Aaa	AAA
	Class B	30 000	30 000	—	December 2046	AA	Aa3	AA
	Class C	28 000	28 000	5 000	December 2046	A	A3	A
	Class D	16 000	16 000	—	December 2046	BBB	Baa3	BBB
	Class E	6 000	6 000	—	December 2046	BBB-	Ba1	BB
	Class F	9 000	9 000	900	December 2046	—	—	—

Lusitano Mortgages No. 3 plc	Class A	1 140 000	1 050 697	—	December 2047	AAA	Aaa	AAA
	Class B	27 000	27 000	500	December 2047	AA	Aa2	AA
	Class C	18 600	18 600	—	December 2047	A	A2	A
	Class D	14 400	14 400	—	December 2047	BBB	Baa2	BBB
	Class E	10 800	10 800	1 000	December 2047	—	—	—

Lusitano Mortgages No.4 plc	Class A	1 134 000	1 115 018	—	December 2048	AAA	Aaa	AAA
	Class B	22 800	22 800	—	December 2048	AA	Aa2	AA
	Class C	19 200	19 200	—	December 2048	A+	A1	A+
	Class D	24 000	24 000	—	December 2048	BBB+	Baa1	BBB+
	Class E	10 200	10 200	—	December 2048	—	—	—

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

As permitted by IFRS 1, the Group has applied the derecognition requirements of IAS 39 for the transactions entered into before 1 January 2004. Therefore, the assets derecognised until that date, in accordance with the previous accounting policies, were not restated in the balance sheet.

The assets sold in the securitization transactions Lusitano Mortgages No. 3 and Lusitano Mortgages No. 4, performed in 2004 and 2005, were derecognised considering that the Group has transferred substantially all the risks and rewards of ownership.

In accordance with SIC 12, from 1 January 2004, the Group consolidates Lusitano Finance No. 2 plc and Lusitano Global CDO No. 1 plc, as it retains the majority of the risks and rewards associated with the activity of these SPE. Therefore, assets and liabilities of Lusitano Finance No. 2 plc and of Lusitano Global CDO No. 1 plc are included in the consolidated balance sheet of the Group.

The other securitization vehicles are not included in the consolidated financial statements of the Group as it has not retained the majority of the risks and rewards of ownership.

NOTE 48 — SIGNIFICANT BUSINESS COMBINATIONS OCCURRED IN THE YEAR

As referred to in Note 1, in December 2005, BESI and ES SAÚDE acquired 90% of the share capital of HOSPOR – Hospitais Portugueses, S.A., a company which provides medical services. This acquisition was carried out through a company named ROPSOH – Unidades de Saúde, S.A. 80% owned by BESI and 20% by ES SAÚDE. Therefore, as at 31 December 2005, this company was fully consolidated by the Group. The acquisition cost amounted to approximately euro 113 million.

The amounts recognised at the acquisition date of the acquiree’s assets and liabilities can be analysed as follows:

HOSPOR

(in thousands of euros)
Assets
Cash and deposits with banks	1 637
Property and equipment	50 992
Intangible assets	287
Other assets	18 640

71 556

Liabilities
Loans from banks	14 877
Provisions	250
Other liabilities	23 579

38 706

This transaction was accounted for on a provisional basis in accordance with IFRS 3, due to the fact that it was entered into at the year end. On this basis, goodwill recognised amounted to euro 83.5 million and no profit or loss was appropriated by the Group.

Additionally, Tranquilidade Seguros acquired from the pension fund of BES Group, 10% of the share capital of ES SAÚDE increasing the voting interest of the Group from 41% to 51%. Therefore, in 2005, ES SAÚDE is fully consolidated by the Group. The cost of this acquisition amounted to approximately euro 9 million. No goodwill arose on this transaction.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Following the acquisition of these further 10% voting interest, ES SAÚDE is fully consolidated by ESFG. Until this transaction this company was included in the consolidated financial statements by the equity method.

The amounts recognised upon consolidation of ES SAÚDE can be analysed as follows:

ES SAÚDE

(in thousands of euros)
Assets
Cash and deposits with banks	5 025
Property and equipment	111 937
Intangible assets	2 610
Investments in associates	40 457
Other assets	21 720

181 749

Liabilities
Loans from banks	54 502
Provisions	890
Other liabilities	28 784

84 176

NOTE 49 — RISK MANAGEMENT

A qualitative outlook of the risk management at the Group is presented below.

Risk control and risk management provides a support to management, being one of the strategic vectors supporting the Group’s balanced development.

At the banking subsidiaries in Portugal, risk management is organised into two broad areas – the Global Risk Department and the Company Monitoring and Credit Recovery Department – having the following objectives:

•	to identify, quantify and monitor the different types of risk, progressively applying uniform and consistent principles and methodologies to all the Group’s entities;

•
to help achieve the Group’s value creation objectives by fine-tuning tools to support the structuring of transactions and by developing internal techniques of performance assessment and core capital optimisation;

•	to assume a proactive attitude in the management of events of significant delay or definitive non performance of contractual obligations.

Credit risk

Credit risk represents the potential financial loss arising from the failure of a borrower or counterparty to honour its contractual obligation. Credit risk is essentially present in traditional banking products – loans, guarantees granted and contingent liabilities – and in trading products – swaps, forwards and options (counterparty risk).

Credit portfolio management is an ongoing process that requires the interaction between the various teams responsible for the management of risk during the consecutive stages of the credit process. This approach is

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

complemented by the continuous introduction of improvements in the methodologies, in the risk assessment and control tools, as well as in procedures and decision circuits.

Interest rate risk

The Groups operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Group is also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the savings rate and six months Euribor and different types of interest. Risk management activities are aimed at optimising net interest income, given market interest rate levels consistent with the Group’s business strategies.

The interest rate risk management is integrated with the balance sheet management through the Asset and Liability Committee (ALCO).

Market risk

Market risk is the possible loss resulting from an adverse change in the value of a financial instrument due to fluctuations in interest rates, foreign exchange rates or share prices.

The market risk management is integrated with the balance sheet management through the Asset and Liability Committee (ALCO). This committee is responsible for defining policies for the structuring and composition of the balance sheet, and for the control of exposures to interest rate, foreign exchange and liquidity risk.

The main measure of market risk is the assessment of potential losses under adverse market conditions, for which the Value at Risk (VaR) valuation criteria is used. The VaR model uses the Monte Carlo simulation, based on a confidence level of 99% and an investment period of 10 days. Volatilities and correlations are historical, based on an observation period of one year.

To improve on VaR assessment, other initiatives have been developed, namely back testing, which consists in comparing the losses foreseen by VaR with actual losses. These exercises permit the fine-tunning of the model and improving its predictive capabilities.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Foreign exchange risk

In relation to foreign exchange risk, the breakdown of assets and liabilities, by currency, as at 31 December 2005 and 2004, is analysed as follows:

31.12.2005

	US Dollars	Sterling Pounds	Japanese Yens	Brazilian Reals	Other foreign currencies

(in thousands of euros)
Assets
Cash and deposits at central banks	22 610	2 893	33	1	61 020
Deposits with banks	90 895	22 051	2 869	14 012	16 208
Financial assets held for trading	245 074	125 068	6 407	499 821	11 023
Financial assets at fair value through profit or loss	282 601	—	3 619	—	14 211
Available-for-sale financial assets	351 836	60 862	4 180	693 148	190 671
Loans and advances to banks	1 925 778	208 854	13 679	38 082	43 238
Loans and advances to customers	1 024 659	770 427	17 326	37	87 366
Held to maturity investments	609 642	—	—	—	21 890
Hedging derivatives	2 039	8 929	36 126	—	751
Non-current assets held for sale	—	—	—	—	—
Investments in associates	—	—	—	—	—
Other non-financial assets	641 651	1 182 838	216 403	14 295	2 456 625

Total assets	5 196 785	2 381 922	300 642	1 259 396	2 903 003
Liabilities
Deposits from central banks	443 911	96 179	—	—	945
Financial liabilities held for trading	234 618	71 034	3 516	9 110	18 545
Deposits from banks	1 680 367	454 392	14 433	58 574	233 267
Due to customers	1 348 494	580 904	12 676	418 304	227 341
Debt securities issued	854 274	1 259 830	—	—	257 357
Hedging derivatives	2 349	946	—	—	1 155
Subordinated debt	54 314	—	247 241	—	—
Other non-financial liabilities	203 008	20 280	18 554	20 061	2 010 209

Total liabilities	4 821 335	2 483 565	296 420	506 049	2 748 819
Equity	344 343	49 404	8 485	392 312	88 573

Net exposure	31 107	(151 047)	(4 263)	361 035	65 611

Operational exposure	31 107	(151 047)	(4 263)	361 035	65 611

31.12.2004

	US Dollars	Sterling Pounds	Japanese Yens	Brazilian Reals	Other foreign currencies

Assets	4 049 112	93 427	28 855	291 910	627 902
Liabilities	3 868 839	40 400	6 208	51 620	492 455
Equity	478 638	25 822	51	—	53 658
Net exposure	(298 365)	27 205	22 596	240 290	81 789

Operational exposure	(298 365)	27 205	22 596	240 290	81 789

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Liquidity risk

Liquidity risk derives from the potential incapacity to fund assets while satisfying commitments on due dates and from potential difficulties in liquidating positions in portfolio without incurring excessive losses.

The purpose of liquidity management is to maintain adequate liquidity levels to meet short, medium and long term funding needs. The overall exposure to liquidity risk is assessed through reports that by identifying negative mismatches allow for their hedging on a permanent and dynamic basis.

Liquidity risk is analysed under a two-fold perspective, i.e., it considers both the internal perspective and the regulatory perspective.

Operational risk

Operational risk represents the risk of losses resulting from failures in internal procedures, people behaviour, information systems and external events.

To manage operational risk, there was developed and implemented a system that standardises, systematises and regulates the frequency of actions with an objective of identification, monitoring, controlling and mitigation of risk. The system is supported at organisational level by a unit within the Global Risk Department, exclusively dedicated to this task, and by representatives designated by each of the relevant departments and subsidiaries.

Insurance risk

Insurance risk reflects the fact that the ultimate loss that will be assumed by the Group’s Insurance non-life and life companies for each contract cannot be predicted with certainty at the moment of underwriting. Insurance risk includes non-Life claims risk, longevity risk, mortality risk and disability risk

The Group manages insurance risks through a combination of its underwriting policy, pricing, reserving, solvency capital and reinsurance arrangements.

The group aims to establish premiums, which will provide adequate profit after covering the value of all claims (and other costs) and the cost of capital solvency. Pricing is tested using techniques and key performance indicators appropriate to the portfolio.

For each line of business the Group establishes reserves within its liabilities for any future claims on policies and sets aside assets to support these reserves. This requires making estimates and the use of assumptions that can affect the reported amounts of assets and liabilities within the future financial years.

These estimates and assumptions are evaluated on a regular basis, namely through statistical analysis of historical data. Similar analysis, are performed to verify the adequacy of the pricing policy.

The adequacy of the insurance liabilities is reviewed on an annual basis. If the net premium reserves are not adequate to provide for future cash flows, additional reserves will be established. Any recognized deficiency is immediately recorded in the income statement.

The larger and more diversified the portfolio of contracts the smaller will be the relative variability about the expected outcome. Factors that would increase insurance risk include lack of risk diversification in terms of type and amount of risk, negative environmental changes (such as changes in law, etc.) geographical location, type of industry covered and extreme events such as windstorms.

The actuarial department is responsible for evaluating and managing these insurance risks as well as sharing responsibility with other departments for investment policies, underwriting policies, and product pricing.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Where appropriate, the Group enters into reinsurance treaties to limit exposure to underwriting losses. The reinsurance may be on a policy by policy basis (facultative reinsurance), namely where the level of cover required by the policyholder exceeds internal underwriting limits, or on a portfolio basis (treaty reinsurance) where individual policyholder exposures are within internal limits but where there is an unacceptable risk of an accumulation of claims, namely due to weather related events (natural disasters).

The major objective of reinsurance is to mitigate the impact of major large single and to mitigate the impact of several claims triggered by a single event.

The maximum risk exposure per event after reinsurance and after deductibles per segment and product line is summarized below:

Lines of business	Type of reinsurance	Range of cover	Net retention

	(in thousands of euros)
Personal accident	XOL	12 200	300
Worker’s compensation	XOL	14 500	500
Motor (third party liability)	XOL	49 250	750
Motor (own damages)	XOL	4 300	750
Engineering	Quota share + surplus	11 750	1 250
Fire	Surplus	20 000	1 000
Fire – Catastrophe	XOL	130 000	10 000
Fire	XOL	8 000	2 000
General third party liability	XOL	3 600	150
Marine hull	Surplus	3 800	200
Marine hull – fleets	Surplus	4 675	275
Marine cargo	Surplus	3 450	150
Marine cargo and hull	XOL	1 560	390
Health	Quota share	—	75%
Assistance	Quota share	—	100%

Non-life claims risk covers the uncertainty of the ultimate loss arising from property and casualty business including, namely, motor, property and third party liability portfolios.

To mitigate this risk the Group applies a selection and underwriting policies based on the historical claims experience per type of client segment and line of business enhanced with knowledge or expectations of future developments of claims frequency and severity.

Unearned premiums could prove to be insufficient to cover expected insured events during the remaining contract period. At each reporting date the Group performs a premium adequacy test. Any deficiency determined is recognized in the statement of income. Additionally, underwriting and pricing policies are reviewed.

The Group non-life companies, Companhia de Seguros Tranquilidade and Espírito Santo Seguros, establish reserves for claims settlements and claims handling expenses. The Group establishes claims reserves by product, coverage and by accident year. Reserves are established taking into account forecast payouts on reported and estimates of unreported claims and include an allowance for claims handling expenses and inflation. Claims reserves are not discounted.

Claims reserves are also revised as additional information becomes available. The time required to learn of and settle claims is an important consideration in establishing reserves. Short-tail claims, such as motor damage and property damage claims, are generally reported and settled shortly. Resolution of long-tail claims, such as bodily injury, can take years to complete. For long-tail claims, due to the nature of the loss, information concerning the event, such as required medical treatment, may not be readily obtainable. In addition, the analysis of long-tail losses is more difficult, requiring more detailed work.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Any adjustments resulting from changes in reserves estimates are reflected in current results of operations. However, because the establishment of claims reserves is an inherently uncertain process, there can be no assurance that ultimate losses will not exceed existing claims reserves, and this risk is covered by the additional solvency capital.

The table below reflects the claims reserves development, excluding life pensioners arising out from workers compensation claims:

	Up to 1999	2000	2001	2002	2003	2004	2005

(in thousands of euros)
Initial estimate of claims liabilities	251 832	279 731	305 196	313 848	321 266	352 881	399 640

Cumulative payments
One year later	92 898	109 037	109 584	114 413	113 304	98 963
Two years later	134 500	150 484	163 041	170 003	157 400
Three year later	162 724	189 951	203 311	202 481
Four years later	193 439	219 981	228 141
Five year later	216 748	239 111
Six years later	231 364

Re-estimated claims liabilities
One year later	254 649	281 724	309 690	324 491	344 355	364 041
Two years later	250 974	287 519	313 091	338 489	352 744
Three year later	253 225	288 642	322 460	345 826
Four years later	258 093	308 731	326 187
Five year later	279 316	311 468
Six years later	282 594

Cumulative surplus/(deficit)	(30 762)	(31 738)	(20 991)	(31 979)	(31 478)	(11 159)	—

Longevity risk covers the uncertainty in the ultimate loss due to policyholders living longer than expected and can arise for example, in annuity portfolios within the life Insurance and workmen’s compensation portfolios within non-life insurance.

Longevity risk is managed through pricing, underwriting policy and by regularly reviewing the mortality tables used for pricing and establishing reserves. Where longevity is found to be improving faster than assumed in the mortality tables additional reserves are established and mortality tables are updated.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The main actuarial assumptions defined in each contract, are as follows:

	Mortality table	Technical rate

Retirement saving plan and Savings
Until December 1997	GKM 80	4%
From January 1998 until June 1999	GKM 80	3.25%
From 1 July 1999 until February 2003	GKM 80	3% and 2.5%
From 1 March 2003 until December 2003	GKM 80	2.75%
After 1 January 2004	GKM 80	2.75% and 2.25%

Life insurance
Annuities
Until June 2002	TV 73/77	4%
From 1 July 2002 until December 2003	TV 73/77	3%
After 1 January 2004	GKF 95	3%
Other life insurance	TV 73/77	4%

Death insurance
Until December 2004	GKM 80	4%
After 1 January 2005	GKM 80	2%

Endowment
Until September 1998	GKM 80	4%
After 1 October 1998	GKM 80	3.25%

For liability adequacy test purposes of the life business the mortality assumptions are based on best estimates derived from portfolio experience investigations. Future cash flows are evaluated through internal embedded value model and have been discounted at risk free rate.

The mortality assumptions were as follows:

Mortality Table

Annuities	GRM 95
Savings and other contracts	40% GKM 80

For liability adequacy test purposes, the main actuarial assumptions used in the calculation of the present value of Workmen’s Compensation mathematical reserves are the follows:

Mortality table	GKF 80
Discount rate	3.6%
Management fees	3%

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

Concentration risk

The analysis of loans and advances to customers and other financial assets by sector of activity, as at 31 December 2005 and 2004, can be analysed as follows:

	31.12.2005

	Loans and advances to customers		Securities held for trading		Financial assets at fair value through profit or loss		Available-for-sale financial assets		Held to maturity investments		Guarantees granted

	Gross amount	Impairment losses	Gross amount	Impairment losses	Gross amount	Impairment losses	Gross amount	Impairment losses	Gross amount	Impairment losses

	(in thousands of euros)
Agriculture	372,286	(13 221)	—	—	—	—	3 125	—	—	—	34 625
Mining	93,776	(2 542)	4	—	11 590	—	2 577	—	—	—	16 515
Food, beverage and tobacco	448,483	(12 173)	2 354	—	16 249	—	141 421	(273)	—	—	115 452
Textiles	409,216	(16 777)	—	—	—	—	4 126	(1 994)	—	—	59 431
Shoes	81,547	(5 761)	—	—	—	—	1 933	(1 933)	—	—	9 986
Wood and cork	178,565	(10 457)	—	—	—	—	—	—	—	—	14 463
Printing and publishing	166,476	(5 389)	2 512	—	19 230	—	14 461	—	—	—	43 418
Refining and oil	14,626	(280)	2 578	—	989	—	13 826	—	—	—	34 427
Chemicals and rubber	392,905	(8 151)	—	—	138	—	38 138	(353)	—	—	47 571
Non-metalic minerals	235,738	(6 537)	941	—	—	—	3 356	(469)	—	—	51 649
Metalic products	298,533	(9 438)	396	—	205	—	530	(6)	—	—	45 234
Production of machinery, equipment and electric devices	261,283	(6 042)	—	—	356	—	13 379	(2 011)	—	—	108 643
Production of transport material	65,928	(4 648)	3 609	—	22	—	143 048	—	356	—	68 590
Other transforming industries	358,150	(8 122)	1 656	—	—	—	22 011	(2 183)	—	—	22 995
Electricity, gas and water	464,732	(8 204)	13 465	—	1 874	—	93 232	(1 203)	—	—	373 138
Construction	4,074,680	(74 322)	2 575	—	4 700	—	137 054	(1 691)	—	—	998 991
Wholesale and retail	2,953,838	(108 730)	—	—	1 652	—	127 256	(952)	—	—	605 962
Tourism	632,559	(22 643)	77	—	—	—	9 106	(171)	—	—	104 550
Transports and communications	1,398,104	(38 733)	45 502	—	137 140	—	821 589	(1 596)	—	—	735 968
Financial activities	1,117,716	(67 861)	717 855	—	2 729 612	—	3 201 852	(122 613)	44 484	—	141 963
Real estate activities	3,573,781	(49 836)	414	—	—	—	182 909	(563)	—	—	411 965
Services provided to companies	2,397,256	(51 884)	3 758	—	186 649	—	555 591	(12 837)	606 676	—	639 557
Public services	381,528	(3 380)	980 938	—	182 806	—	1 029 899	(359)	—	(13)	35 834
Non-profit organisations	2,194,748	(35 424)	8 652	—	393 028	—	252 797	(10 821)	16	—	185 170
Mortgage loans	8,481,971	(156 200)	—	—	—	—	—	—	—	—	—
Consumer loans	1,804,325	(118 032)	—	—	—	—	—	—	—	—	89 990
Other	546,585	(29 265)	21 661	—	35 868	—	35 351	(2 251)	8 040	—	41 210

TOTAL	33 399 335	(874 052)	1 808 947	—	3 722 108	—	6 848 567	(164 279)	659 572	(13)	5 037 297

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

	31.12.2004

	Loans and advances to customers		Securities held for trading		Financial assets at fair value through profit or loss		Available-for-sale financial assets		Held to maturity investments		Guarantees granted

	Gross amount	Impairment losses	Gross amount	Impairment losses	Gross amount	Impairment losses	Gross amount	Impairment losses	Gross amount	Impairment losses

	(in thousands of euros)
Agriculture	314 471	(7 603)	—	—	—	—	3 041	—	—	—	40 942
Mining	102 772	(2 463)	25	—	—	—	20 734	(10)	—	—	17 851
Food, beverage and tobacco	461 200	(13 252)	11 650	—	—	—	123 221	(279)	—	—	122 873
Textiles	424 566	(25 683)	—	—	—	—	6 468	(2 284)	—	—	46 619
Shoes	91 749	(7 511)	—	—	—	—	505	(499)	—	—	6 359
Wood and cork	197 598	(8 785)	—	—	—	—	1 937	—	—	—	13 052
Printing and publishing	221 850	(6 202)	—	—	—	—	421	—	—	—	41 020
Refining and oil	1 638	(23)	64	—	—	—	11 503	—	—	—	16 378
Chemicals and rubber	299 000	(7 806)	—	—	—	—	26 291	(203)	—	—	37 809
Non-metalic minerals	232 504	(5 570)	—	—	—	—	41 436	—	—	—	38 509
Metalic products	300 864	(6 952)	—	—	—	—	2 367	(6)	—	—	47 244
Production of machinery, equipment and electric devices	265 873	(6 442)	—	—	—	—	18 808	(743)	—	—	53 815
Production of transport material	62 663	(1 664)	30	—	—	—	166 645	(441)	—	—	55 959
Other transforming industries	482 202	(14 083)	17 451	—	—	—	28 991	(932)	—	—	17 848
Electricity, gas and water	390 686	(12 439)	31 494	—	—	—	122 308	(269)	—	—	388 213
Construction	3 238 681	(69 444)	2 631	—	—	—	24 292	(2 335)	—	—	1 006 142
Wholesale and retail	2 854 982	(108 087)	3 243	—	—	—	34 294	(862)	—	—	565 068
Tourism	548 481	(11 613)	—	—	—	—	31 989	(251)	—	—	89 875
Transports and communications	964 912	(21 053)	37 391	—	—	—	902 646	(11 361)	—	—	685 381
Financial activities	976 469	(13 844)	703 645	—	—	—	1 922 530	(51 824)	17 562	—	17 201
Real estate activities	2 883 893	(45 549)	304	—	—	—	25 775	(623)	—	—	399 186
Services provided to companies	2 231 447	(51 422)	605	—	—	—	406 519	(33 343)	—	—	527 289
Public services	301 805	(4 114)	860 018	—	—	—	593 576	2	478 008	(1 444)	38 788
Non-profit organisations	946 133	(20 827)	—	—	—	—	1 140 925	(10 964)	—	—	131 202
Mortgage loans	8 337 746	(199 708)	—	—	—	—	122 467	—	—	—	—
Consumer loans	1 846 324	(113 744)	—	—	—	—	—	—	—	—	93 981
Other	760 357	(28 533)	97 491	—	—	—	1 126 193	(14 275)	—	—	108 107

TOTAL	29 740 866	(814 416)	1 766 042	—	—	—	6 905 882	(131 502)	495 570	(1 444)	4 606 711

Fair value of financial assets and liabilities accounted for at amortised cost

The fair value of financial assets and liabilities accounted at amortised cost is analysed as follows:

	2005		2004

	Carrying value	Fair value	Carrying value	Fair value

(in thousands of euros)
Cash and deposits at central banks	1 013 940	1 013 940	1 009 276	1 009 276
Deposits with banks	770 234	770 234	821 389	821 389
Loans and advances to banks	5 386 104	5 386 104	4 750 697	4 750 697
Loans and advances to customers	32 525 283	32 792 954	28 926 450	29 182 171
Held to maturity investments	659 559	660 064	494 126	497 506

Total financial assets at fair value	40 355 120	40 623 296	36 001 938	36 261 039

Deposits from central banks	654 316	654 316	498 953	498 953
Deposits from banks	6 650 939	6 650 939	5 869 387	5 869 387
Due to customers	19 704 347	19 704 347	19 167 889	19 167 889
Debt securities issued	14 948 814	14 982 901	10 381 443	10 515 144
Investment contracts	1 916 165	1 903 700	—	—
Subordinated debt	2 658 720	2 898 462	2 109 383	2 993 112

Total financial liabilities at fair value	46 533 301	46 794 665	38 027 055	39 044 485

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The major methods and assumptions used in estimating the fair values of financial assets and liabilities reflected in the table above are analysed as follows:

Cash and deposits at central banks, Deposits with banks and Loans and advances to banks

Considering the short term nature of these financial instruments, carrying value is a reasonable estimate of its fair value.

Loans and advances to customers

The fair value of loans and advances to customers is estimated based on the discount of the expected future cash flows of capital and interest, assuming that the instalments are paid on the dates that have been contractually defined. The expected future cash flows of loans with similar credit risk characteristics are estimated together. The discount rates used by the Group are the current interest rates used in loans with similar characteristics.

Held-to-maturity investments

The fair values of these financial instruments are based on market prices, when available. For unlisted securities the fair value is estimated by discounting the expected future cash-flows.

Deposits from central banks and Deposits from banks

Considering the short term nature of these financial instruments, carrying value is a reasonable estimate of its fair value.

Due to customers

The fair value of these financial instruments is estimated based on the discount of the expected future cash flows of capital and interest, assuming that the instalments are paid on the dates that have been contractually defined. The discount rates used by the Group are the current interest rates used in instruments with similar characteristics. Considering that the applicable interest rates to these instruments are floating interest rates and that the period to maturity is less than one year, there are no quantifiable differences in its fair value.

Debt securities issued and subordinated debt

For the instruments where the group adopts the hedge accounting, its fair value is already reflected in the financial statements. For the remaining instruments, the fair value is based on market prices, when available. If not available, the Group estimates its fair value by discounting the expected future cash-flows.

Investment contracts

The fair value is estimated on a contract by contract basis by using best estimate assumptions in projecting the expected future cash flows and the risk free rate at the issue date. A deposit floor was applied in estimating the fair value.

NOTE 50 — TRANSITION ADJUSTMENTS TO IFRS

As referred to in Note 2.1, these are the first consolidated financial statements prepared by the Group in accordance with the International Financial Reporting Standards (IFRS).

The accounting policies described in Note 2 were used in the preparation of the financial statements as at and for the year ended 31 December 2005, the comparative financial information as at and for the year ended 31 December 2004, and of the opening consolidated balance sheet in accordance with the IFRS as at 1 January 2004 (transition date).

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

In the preparation of the opening consolidated balance sheet in accordance with IFRS and of the comparative financial information as at and for year ended 31 December 2005 and as at 31 December 2004, the Group has restated amounts previously reported in accordance with the generally accepted accounting principles in Portugal for the banking and insurance sectors.

The key impacts, in equity, of the transition to IFRS as at 1 January 2004, 31 December 2004 and 1 January 2005, are set out as follows:

01.01.2004

	Local accounting principles	Adjustments excluding IAS 32, IAS 39 and IFRS 4	IFRS excluding IAS 32, IAS 39 and IFRS 4

(in thousands of euros)
Share capital	479 085	—	479 085
Share premium	170 526	—	170 526
Fair value reserve	11 239	7 655	18 894
Other reserves and retained earnings	(576 519)	(80 069)	(656 588)

	84 331	(72 414)	11 917
Minority interest	2 167 322	(168 341)	1 998 981

	2 251 653	(240 755)	2 010 898

	31.12.2004			01.01.2005

	Local accounting principles	Adjustments excluding IAS 32, IAS 39 and IFRS 4	IFRS excluding IAS 32, IAS 39 and IFRS 4	IAS 32, 39 and IFRS 4 adjustments	IFRS

(in thousands of euros)
Share capital	479 085	—	479 085	—	479 085
Share premium	170 526	—	170 526	—	170 526
Fair value reserve	18 188	8 073	26 261	7 857	34 118
Other reserves and retained earnings	(590 768)	(66 679)	(657 447)	(8 835)	(659 432)
Profit for the year	52 686	(45 836)	6 850	—	—

	129 717	(104 442)	25 275	(978)	24 297
Minority interest	2 315 160	(223 629)	2 091 531	(279 293)	1 812 238

	2 444 877	(328 071)	2 116 806	(280 271)	1 836 535

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

A detailed analysis of the IFRS adjustments as at 1 January 2004, 31 December 2004 and 1 January 2005 can be presented as follows:

			01.01.2004	31.12.2004

(in thousands of euros)
Total equity as previously reported (local accounting principles)			2 251 653	2 444 877
IFRS Adjustments (excluding IAS 32, IAS 39 and IFRS 4)
Bonus to employees	a	)	(34 998)	(45 794)
Share based incentive scheme (SIBA)	b	)	(102 304)	(100 174)
Fund for general banking risks	c	)	109 567	140 602
Pensions and other employee benefits	d	)	(182 394)	(233 846)
Stock option plan	e	)	(12 862)	(17 534)
Intangible assets and deferred costs	f	)	(73 210)	(57 604)
Property and equipment	g	)	4 110	(981)
Investment property	h	)	8 450	12 792
Changes in the scope of consolidation	i	)	(44 181)	(110 214)
Workers Compensation Fund (“Fundo de acidentes de trabalho”)	j	)	(5 942)	(6 766)
Deferred taxes	k	)	95 313	90 765
Other			(2 304)	683

Total equity in accordance with IFRS (excluding IAS 32, IAS 39 and IFRS 4)			2 010 898	2 116 806

01.01.2005

Total equity in accordance with IFRS (excluding IAS 32, IAS 39 and IFRS 4)			2 116 806
Adoption of IAS 32, IAS 39 and IFRS 4
Derivative financial instruments and hedge accounting	l	)	(59 339)
Available for sale financial assets	m	)	45 772
Loan impairment	n	)	(16 414)
Preference shares	o	)	(258 446)
Compound financial instruments	p	)	3 188
Insurance reserves	q	)	(29 328)
Shadow accounting	r	)	(8 759)
Equalisation reserve	s	)	2 934
Deferred taxes	k	)	49 267
Others			(9 146)

Total equity in accordance with IFRS			1 836 535

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The adoption of IFRS had the following impact in the profit for the year ended 31 December 2004. As the Group adopted IAS 32, IAS 39 and IFRS 4 from 1 January 2005, it excludes the effect of these accounting standards.

31.12.2004

(in thousands of euros)
Profit as previously reported (local accounting principles)			52 686
IFRS Adjustments:
Bonus to employees	a	)	(46 209)
Share based incentive scheme (SIBA)	b	)	(1 042)
Fund for general banking risks	c	)	31 035
Pensions and other employee benefits	d	)	(51 452)
Stock option plan	e	)	(4 672)
Intangible assets and deferred costs	f	)	15 607
Property and equipment	g	)	(1 303)
Investment properties	h	)	4 342
Technical reserves of insurance			(824)
Changes in the scope of consolidation	i	)	(78 138)
Workers Compensation Fund (“Fundo de acidentes de trabalho”)	j	)	(4 412)
Deferred taxes	k	)	3 463
Minority interests			87 769

Profit in accordance with IFRS (excluding IAS 32, 39 and IFRS 4)			6 850

Explanation of the key transition adjustments made as at 1 January 2004

a)	Bonus to employees

In accordance with the previous accounting policies of the Group, bonuses were accounted for as a deduction from equity in the year they were paid, as they were considered to be a transfer of the rights to the dividends from the shareholders to the employees. Under IFRS, these bonuses are charged to the income statement in the year to which they relate.

The impact of the adoption of IFRS was a decrease in consolidated equity of euro 45,794 thousand as at 31 December 2004 (1 January 2004: euro 34,998 thousand) and a decrease in the consolidated profit of the year ended 31 December 2004 of euro 46,209 thousand.

b)	Shares Based Incentive Scheme (SIBA)

BES and its subsidiaries established a Shares Based Incentive Scheme (SIBA), which consists on the sale to Group employees of one or more blocks of BES ordinary shares, with deferred settlement between 2 and 4 years. The employees have to hold the shares during that period, after which they can sell the shares in the market or they have the option to sell them back to BES at acquisition price at the settlement date.

According to the previous accounting policies of the Group, the shares underlying SIBA plan were accounted for as an asset. Under IFRS, these shares were reclassified as treasury shares, its value being deducted to equity. The options associated to this scheme are valued at grant date and the fair value is recognised during the life of the scheme.

The impact of adoption of IFRS was a decrease in consolidated equity of euro 100,174 thousand as at 31 December 2004 (1 January 2004: euro 102,304 thousand) and a decrease in the consolidated profit of the year ended 31 December 2004 of euro 1,042 thousand.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

c)	Fund for general banking risks

According to the previous accounting policies adopted, the Group booked a fund for general banking risks which aimed to face non-specific unidentified banking risks inherent to the Group’s activity, based on a prudent criteria established by the Board of Directors.

As at 1 January 2004, under IFRS, this fund was reversed. The impact in consolidated equity as at 31 December 2004 was an increase in the amount of euro 140,602 thousand (1 January 2004: euro 109,567 thousand), and an increase in consolidated profit for the year ended 31 December 2004 in the amount of euro 31,035 thousand related with the reversal of net charges made during 2004.

d)	Pensions and other employee benefits

In accordance with the accounting policy described in Note 2.17, under IFRS 1, the Group decided to apply retrospectively IAS 19 at transition date. Therefore it has recalculated retrospectively the pension and other retirement benefit obligations and the corresponding actuarial gains and losses maintaining the application of the corridor method.

Banking subsidiaries

Since the previous accounting policies of the Group adopted by the banking subsidiaries, established by the Bank of Portugal, already allowed the deferral of actuarial gains and losses in accordance with the corridor method, the adjustments made at transition date reflect mainly the impact of the recognition of (i) the early retirement costs that were previously deferred in the balance sheet, (ii) health care benefits previously accounted for on a cash basis and (iii) unrecognised liabilities with past service costs following the transitional rules of the Bank of Portugal.

In accordance with Bank of Portugal rules, early retirements costs (retirements before 65 years of age) were amortised over a 10 year period. Under IFRS, these costs are fully recognised in the year when the retirements occur.

Additionally, with the adoption of IAS 19, the liabilities with health care benefits attributed to employees upon retirement are recognised based on actuarial valuations made at balance sheet date.

In accordance with Bank of Portugal rules, the shortfall calculated as at 31 December 1994, regarding employees with estimated retirement date after 31 December 1997, was charged to the income statement on a systematic basis during the remaining expected years of service of these employees. In accordance with IAS 19 this shortfall was fully recognised on transition date.

Insurance subsidiaries

In what concerns insurance subsidiaries the previous accounting policies adopted required that any increase in vested benefits, net of actual returns on plan assets, was charged to income in the year to which it related. The excess of the fair value of plan assets above total liabilities was not recognised. In accordance with IAS 19, the portion related to actuarial gains and losses is deferred in accordance with the corridor method and the excess of the fair value of plan assets above total liabilities is recognised as an asset.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

On this basis, the adjustment as at 1 January 2004 and 31 December 2004 relating to pensions and other employee benefits is analysed as follows:

	01.01.2004	31.12.2004

(in thousands of euros)
Early retirements	(114 892)	(161 229)
Health care benefits	(66 652)	(73 318)
Unrecognised prior service cost (shortfall)	(54 800)	(42 364)
Adjustment to actuarial gains and losses	66 684	61 766
Other	(12 734)	(18 701)

	(182 394)	(233 846)

e)	Stock-option plan

In accordance with the previous accounting policies of the Group, the options granted to the employees under the stock option plan established by ESFG were not recognised in the balance sheet. On settlement date, any resulting gains or losses were taken to income.

Following the requirements of IFRS 2, upon transition, these option were marked to market and accounted for as a liability. This led to a decrease in consolidation equity accounting to euro 17,534 thousand as at 31 December 2004 (1 January 2004: euro 12,862 thousand) and a decrease in the consolidated profit for the year then ended amounting to euro 4,672 thousand.

f)	Intangible assets and deferred costs

In accordance with the previous accounting policies of the Group, internally developed software were capitalised and amortised over a 3 years period.

Under IAS 38, internally developed software can only be capitalised if it is expectable that it will generate future economic benefits beyond one year and if those benefits can be reliably measured.

As at 31 December 2004, the impact of the adoption of IAS 38 was a decrease in consolidated equity in the amount of euro 57,604 thousand (1 January 2004: euro 73,210 thousand) and an increase in the consolidated profit for the year ended 31 December 2004 of euro 15,607 thousand.

g)	Property and equipment

In accordance with IFRS 1, the Group decided to consider the fair value determined at transition date (1 January 2004) based on valuations made by independent experts as the deemed cost of the buildings held by the insurance subsidiaries.

Additionally, in accordance with the previous accounting policies of the Group, buildings held by insurance subsidiaries were not depreciated. In accordance with IAS 16 these assets are depreciated over its expectable useful life.

The impact of the use of the fair value as deemed cost net of depreciation was a decrease in consolidated equity as 31 December 2004 of euro 981 thousand (1 January 2004: increase in consolidated equity of euro 4,110 thousand) and a decrease in the consolidated profit for the year then ended amounting to euro 1,303 thousand.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

h)	Investment property

In accordance with the previous accounting policies of the Group, buildings held to earn rental income or for capital appreciation in the scope of the insurance activity were valued at market value determined based on valuations performed at least every five years.

In accordance with IAS 40, these buildings are valued at their fair value determined annually at balance sheet date. Changes in their fair value are recognised in the income statement.

The impact of adoption of IAS 40 implied the recognition of unrealised gains that as at 31 December 2004 amounted to euro 12,792 thousand (1 January 2004: euro 8,450 thousand).

This also led to an increase in the consolidated profit for the year ended 31 December 2004 on the amount of euro 4,342 thousand.

i)	Consolidation of Special Purpose Entities (SPE)

In accordance with the previous accounting policies the Group was not required to consolidate Special Purpose Entities. Under IFRS, all SPE with which the Group establishes relations should be analysed in the light of the consolidation rules applicable to such entities (and expressed in SIC 12), namely those which may have been set up within the scope of the securitisation transactions carried out.

On the basis of SIC 12, the scope of consolidation of the Group includes certain SPE that were previously accounted for under the investment securities portfolio. The change in the scope of consolidation, mainly due to the consolidation of these SPE had a negative impact as at 31 December 2004 in the consolidated equity of the Group amounting to euro 110,214 thousand (1 January 2004: euro 44,181 thousand) and a negative impact in consolidated profit for the year ended 31 December 2004 of euro 78,138 thousand. Additionally, the consolidation of these entities led to a decrease in assets and liabilities in the amount of approximately euro 2.2 thousand million (1 January 2004: euro 2.2 thousand million) due to the elimination of balances and transaction between group companies.

j)	Workers Compensation Fund (“Fundo de Acidentes de Trabalho”)

According to the current regulation, by the end of each year the Group is requires to pay to a government fund (Fundo de Acidentes de Trabalho – FAT) an amount corresponding to 0.85% of the remission value of the payable mathematical pensions.

Considering that the liability of the Group emerges at the time the pension is set up, for IFRS purposes and in accordance with IAS 37, a provision has been set up by an amount that corresponds to the present value of future contributions to the fund (FAT).

The recognition of this provision led to a decrease in consolidated equity as at 31 December 2004 of euro 6,766 thousand (1 January 2004: euro 5,942 thousand) and a decrease in the consolidated profit for the year then ended amounting to euro 4,412 thousand.

k)	Deferred taxes

Banking subsidiaries

According to the previous accounting policies of the Group adopted by the banking subsidiaries, deferred tax assets were not recognised. Following the adoption of IFRS, the Group recognises deferred tax assets (in accordance to IAS 12), when it is probable that future tax profits will be available to absorb deductible temporary differences, including tax losses.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The application of IAS 12 implied the recognition by the Group of a deferred tax asset calculated on: (i) the differences between the tax and the IFRS balance sheets and (ii) the tax losses that the Group expects to recover in the future.

Insurance subsidiaries

In accordance with the accounting policies previously adopted by the Group the insurance subsidiaries already recognised deferred taxes on the temporary differences between local and tax balance sheets. Therefore, on the date of transition these subsidiaries recognised additionally deferred taxes on the relevant IFRS adjustments determined at that date.

Explanation of the major transition adjustments related to the adoption of IAS 32, IAS 39 and IFRS 4 as at 1 January 2005

l)	Derivative financial instruments and hedge accounting

Under IAS 39, all derivative instruments are recognised in the balance sheet at fair value, including hedging derivatives. In accordance with the accounting policies previously adopted by the Group, hedging derivatives were recognised at its notional amount as an off balance sheet item, the interest being accrued in the balance sheet.

Additionally, IAS 39 defines more strict criteria to elect derivative financial instruments as hedging instruments, which implied a reclassification to the trading portfolio of contracts previously classified as hedging instruments.

As at 1 January 2005, the adoption of IAS 39 in relation to derivative financial instruments, led to a decrease in consolidated equity in the amount of euro 59,339 thousand. This amount includes: (i) a decrease of euro 46,192 thousand related to the impact of the reclassification of derivatives into the trading portfolio, (ii) an increase of euro 1,070 thousand related to the recognition of embedded derivatives and (iii) a decrease of euro 14,217 thousand related to the impact of hedging operations.

m)	Available-for-sale financial assets

Under IFRS, the available-for-sale financial assets are recognised at fair value, the unrealised gains and losses being recognised in the fair value reserve, except when an impairment loss exists, in which case it is charged against income. Impairment losses on equity securities cannot be reversed through income, as opposed to the procedure followed for debt securities.

Banking subsidiaries

In accordance with the previously accounting policies adopted by the Group in the scope of the banking activity, the available-for-sale financial assets were recognised at the lower of cost or market value. The unrealised losses were fully provided for against the income statement and unrealised gains were not recognised. Increases in the market value of securities previously provided for, debt or equity securities, were recognised in income as a write-back of provisions.

Equity holdings that were not consolidated or accounted for under the equity method were recorded at acquisition cost and unrealised losses, determined at balance sheet date, based on the average market price of the last six month, were provided for over a period of five to ten years, as set forth in the Regulation 4/2002 of the Bank of Portugal, if the losses exceeded 15% of the acquisition cost and up to the maximum limit of 40% of the excess loss. Unrealised gains were not recognised.

Insurance subsidiaries

Debt securities held by insurance subsidiaries were accounted for in accordance with the previously accounting policies adopted by the Group at acquisition cost, except for the investments for the benefit of life

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

assurance policyholders who bear the investment risk. Interest accrual was made based on nominal value and on the applicable interest rate for the period. Premium or discount was accrued over the period to maturity against the income statement.

The equity securities portfolio was measured at fair value determined at the balance sheet date. Unrealized gains and losses resulting from the difference between the book value and fair value, at the balance sheet date, were recorded in equity under “Regulatory revaluation reserve” or in the find for future appropriations in the case of assets covering the liabilities arising from life insurance contracts with participation features. Any losses not covered by the reserve or by the fund for future appropriations were charged to income.

Following the adoption of IAS 39, as at 1 January 2005, the recognition of unrealised gains and losses on the available for sale portfolio led to an increase in consolidated equity in the amount of euro 45,772 thousand.

n)	Loan impairment

In accordance with the previous accounting policies adopted by the Group, provisions for loans and advances to customers were set up in accordance with the Bank of Portugal Regulations nos. 3/95, 2/99 and 8/03. The Bank of Portugal rules on the setting up of provisions had therefore, an essentially regulatory nature. At the same time, this supervisory authority has established the obligation of the entities under its supervision to submit, twice a year, a report analyzing economic provisions to cover the specific risk in the loans portfolio. In the application of the Bank of Portugal regulations, in the calculation of loan losses provisions, there was an overriding requirement that the provision should be sufficient for economic purposes.

In accordance with IAS 39, the loan portfolio is measured at amortised cost and subject to impairment tests. Impairment losses to be recognised are determined as the difference between the carrying amount of the loan and the present value of future expected cash flows, discounted at the loan’s original effective interest rate. This method considers two main aspects: i) the recoverable amount based on an economic analysis of the portfolio and ii) the present value of expected future cash flows discounted at the original effective interest rate.

As at 1 January 2005, the impact of the adoption of IAS 39, which mainly relates to the application of the discounted cash flow method in the calculation of impairment losses on the loans portfolio which was not required by the Bank of Portugal rules, led to a decrease in consolidated equity in the amount of euro 16,414 thousand.

o)	Preference shares

In accordance with the previous accounting policies adopted, the preference shares issued by Group entities were classified as minority interests and preferred dividends were accounted for on an accrual basis as a charge against income under minority interest.

On transition, the Group assessed the characteristics inherent to the preference shares issued in the light of the rules of IAS 32, having classified as liabilities those preference shares containing an obligation of the Group to repay principal and/or to pay dividends. On this basis, the Group has reclassified on 1 January 2005 from minority interests to liabilities an amount of euro 275,140 thousand.

Preference shares redeemable at the option of the issuer (Group entity) and with discretionary dividends, payable if and when declared by the respective board of directors, are considered as equity instruments of the issuer. Consequently, dividends are recognised when declared as a deduction from equity.

However, preference shares issued by subsidiaries, held by third parties and accounted for under the respective equity, are included in the consolidated financial statements under minority interests.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

As at 1 January 2005, non declared dividends related to preference shares classified as equity instruments of the issuer and recognised on an accrual basis, were reversed. The reversal of these dividends led to an increase in consolidated equity in the amount of euro 16,694 thousand.

As a result of the assessment made by the Group of the preference shares issued, in the light of IAS 32, the consolidated equity decreased by an the amount of euro 258,446 thousand of which (i) euro 275,140 thousand corresponds to a decrease in minority interests and (ii) euro 16,694 thousand an increase in equity attributable to the equity holders of the company.

p)	Compound financial instruments

In accordance with the previous accounting policies adopted by the Group, convertible bonds were recognised as a liability at nominal value and the interest was recognised in the income statement on an accrual basis. Transaction costs were recognised as assets and amortised over the life of the issue.

In the light of IAS 32, non-derivatives financial instruments issued containing both a liability and equity components, are classified as compound financial instruments. The liability component corresponds to the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option and the equity component corresponds to the difference between the proceeds of the issue and the amount attributable to the liability component.

The recognition of the equity component embedded in the convertible bonds issued by the Group resulted in an increase of the consolidated equity as at 1 January 2005 of euro 3,188 thousand.

q)	Insurance reserves

IFRS 4 permits the Group to continue its existing accounting policies with respect to insurance contracts and to financial instruments that include discretionary participating features, subject to a liability adequacy test.

At transition date, the Group performed a liability adequacy test to the insurance and investment contracts with discretionary participating features. The assessment of the liability was performed using the best estimate of future cash flows under each contract, discounted at a risk free rate.

The adoption of IFRS 4 as at 1 January 2005 implied a decrease in consolidated equity of euro 29,328 thousand.

r)	Shadow accounting

In accordance with IFRS 4, the reserve for bonus and rebates is adjusted by the unrealised gains and losses on the assets covering liabilities arising out from insurance and investment contracts with discretionary participating features, to the extent that it is expected that policyholders will participate on those unrealised gains and losses when they became realised in accordance with the terms of the contracts and applicable legislation.

The adoption of IFRS 4 as at 1 January 2005 implied a decrease in consolidated equity of euro 8,759 thousand.

s)	Equalisation reserve

In accordance with the Portuguese accounting principles applicable to the insurance companies, equalization reserve was booked for those lines of business that, given their nature, contained greater uncertainty as to the evolution of the claims ratio.

IFRS 4 established that equalisation reserves are not allowed as they do not qualified as a liability in accordance with the framework of IFRS.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

The application of IFRS 4 as at 1 January 2005 resulted in an increase in consolidated equity of euro 2,934 thousand.

NOTE 51 — RECENTLY ISSUED PRONOUNCEMENTS

The new standards and interpretations that have been issued, but that are not yet effective and that the Group has not yet applied, can be analysed below.

The Group is evaluating the impact of adopting these recently issued pronouncements and has not yet completed the analysis.

IFRIC 8 – Scope of IFRS 2

The International Financial Reporting Interpretations Committee (IFRIC) has issued on 12 January 2006 an Interpretation— IFRIC 8 Scope of IFRS 2, which is effective for annual periods beginning on or after 1 May 2006.

The Interpretation clarifies that the accounting standard IFRS 2 Share-based Payment applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.

IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRS 2 therefore applies.

The Amendment has not yet been endorsed by the European Commission (EC).

IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The International Financial Reporting Interpretations Committee (IFRIC) has issued on 16 December 2004 an Interpretation — IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds, which is effective for annual periods beginning on or after 1 January 2006.

IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant (such as nuclear plant) or equipment (such as cars) or in undertaking environmental restoration or rehabilitation (such as rectifying pollution of water or restoring mined land).

IFRIC 4 Determining whether an Arrangement contains a Lease.

The International Financial Reporting Interpretations Committee (IFRIC) has released on 2 December 2004 an Interpretation — IFRIC 4 Determining whether an Arrangement contains a Lease, which is effective for annual periods beginning on or after 1 January 2006.

IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease (eg some take-or-pay contracts) should, nonetheless, be accounted for in accordance with IAS 17 Leases. It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset.

IFRS 6 Exploration for and Evaluation of Mineral Resources

The International Accounting Standards Board (IASB) issued on 9 December 2004 International Financial Reporting Standard 6 Exploration for and Evaluation of Mineral Resources (IFRS 6). The publication of this IFRS provides, for the first time, guidance on accounting for exploration and evaluation expenditures, including the recognition of exploration and evaluation assets, and completes the first step in the IASB’s project to achieve the convergence of widely varying accounting practices for extractive activities around the world.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

IFRS 6 is effective for annual periods beginning on or after 1 January 2006. However, earlier application is encouraged, and if an entity adopts IFRS 6 before 1 January 2006, transitional relief is available for some comparative disclosures.

This standard will not impact the Group’s financial statements.

Amendment to IAS 19 Employee Benefits

The International Accounting Standards Board (IASB) issued on 16 December 2004 an amendment to IAS 19 Employee Benefits, which is effective for annual periods beginning on or after 1 January 2006. The IASB has decided to allow the option of recognising actuarial gains and losses in full in the period in which they occur, outside profit or loss, in a statement of recognised income and expense.

Until now IAS 19 has required actuarial gains and losses (ie unexpected changes in value of the benefit plan) to be recognised in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Many entities choose to spread the gains and losses. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so.

The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires entities to give additional disclosures.

The IASB has previously signalled its intention to undertake a comprehensive project on post-employment benefits, looking at fundamental aspects of measurement and recognition.

Amendment to the hedge accounting provisions of IAS 39 Financial Instruments: Recognition and Measurement

The International Accounting Standards Board (IASB) issued on 14 April 2005 an amendment to the hedge accounting provisions of IAS 39 Financial Instruments: Recognition and Measurement.

The IASB developed this amendment after constituents raised concerns that it was common risk management practice for entities to designate the foreign currency risk of a forecast intragroup transaction as the hedged item and that IAS 39 (as revised in 2003) did not permit hedge accounting for this. Furthermore, IAS 39 (as revised in 2003) created a difference from US accounting requirements on this point.

Following publication of an Exposure Draft and extensive consultation with constituents, the IASB has decided to allow the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. This is consistent with the provisions of the international accounting standard on foreign currency, IAS 21 The Effects of Changes in Foreign Exchange Rates.

Amendment to the fair value option in IAS 39 Financial Instruments: Recognition and Measurement

The International Accounting Standards Board (IASB) issued on 16 June 2005 an amendment to the fair value option in IAS 39 Financial Instruments: Recognition and Measurement. The amendment is effective for annual periods beginning on or after 1 January 2006, with earlier application encouraged.

The IASB developed this amendment after commentators, particularly supervisors of banks, securities companies and insurers, raised concerns that the fair value option contained in the 2003 revisions of IAS 39 might be used inappropriately. The option allowed entities to designate irrevocably on initial recognition any financial instruments as ones to be measured at fair value with gains and losses recognised in profit or loss. The purpose of the option was to simplify the application of the standard.

Following publication of an exposure draft on the 21 April 2004 and extensive consultation with interested parties, the IASB has decided to revise the fair value option by limiting its use to those financial instruments that meet certain conditions.

Back to Contents

ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2005 AND 2004
(Amounts expressed in thousands of euros, except when indicated)

IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements — Capital Disclosures

The International Accounting Standards Board (IASB) issued on 18 August 2005 International Financial Reporting Standard (IFRS) 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements — Capital Disclosures.

The IFRS introduces new requirements to improve the information on financial instruments that is given in entities’ financial statements. It replaces IAS 30 Disclosures in the Financial Statements of Banks and Similar Financial Institutions and some of the requirements in IAS 32 Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces requirements for disclosures about an entity’s capital.

Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts

The International Accounting Standards Board (IASB) issued on 18 August 2005 amended requirements for financial guarantee contracts, in the form of limited amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts.

The amendments are intended to ensure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. The amendments define a financial guarantee contract as a ‘contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument’. These contracts could have various legal forms, including a guarantee, some types of letter of credit, or a credit insurance contract.

Issuers must apply the amendments for annual periods beginning on or after 1 January 2006.

Amendment to International Accounting Standard (IAS) 21 The Effects of Changes in Foreign Exchange Rates

The International Accounting Standards Board (IASB) issued on 15 December 2005 a limited amendment to International Accounting Standard (IAS) 21 The Effects of Changes in Foreign Exchange Rates. The amendment clarifies the requirements of IAS 21 regarding an entity’s investment in foreign operations and will therefore help the financial reporting of entities that invest in businesses operating in a currency different from that used by the entity.

The Amendment has not yet been endorsed by the European Commission (EC).

NOTE 52 — SUBSEQUENT EVENTS

•	In the beginning of 2006 BES acquired a stake of 2.17% in Energias de Portugal, S.A.

•
The Board of Directors of Banco Espírito Santo approved in the meeting of 20 February 2006, to submit to the General Shareholders Meeting on 30 March 2006 a proposal to increase the share capital from euro 1,500 million up to euro 2,500 million, through the issue of up to 200 million new shares, including 50 million new shares by incorporation of reserves.

•
Additionally, also in 2006 the Group approved the sale of 50% of Tranquilidade Vida from BESPAR to BES and the sale of the remaining 40.5% hold by BESPAR and Tranquilidade to Crédit Agricole. Following these transactions, the Group will transfer the control over the activities of Tranquilidade Vida to Crédit Agricole.